                                                     File No. 333-07465


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM S-6


             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
              SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2

A. Exact name of trust:  Separate Account VL I

B. Name of depositor:  Hartford Life Insurance Company

C. Complete address of depositor's principal executive offices:

   P.O. Box 2999
   Hartford, CT  06104-2999

D. Name and complete address of agent for service:


   Margaret E. Hankard, Esq.
   ITT Hartford Life Insurance Companies
   P.O. Box 2999
   Hartford, CT 06104-2999


E. Title and amount of securities being registered:


   Flexible premium variable life insurance policies. Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities.


F. Proposed maximum aggregate offering price to the public of the securities being registered:

   Not yet determined.

G. Amount of filing fee:  Paid

H. Approximate date of proposed public offering:

   As soon as practicable after the effective date of this registration statement.

The registrant hereby represents that it is relying on Section (13)(i)(B) of Rule 6e-3(T).

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

RECONCILIATION AND TIE BETWEEN
FORM N-8B-2 AND PROSPECTUS

   ITEM NO. OF
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------
       1.                          Cover page

       2.                          Cover page

       3.                          Not applicable

       4.                          The Company; Distribution of the Policies

       5.                          Summary - Separate Account VL I; Separate
                                   Account VL I - General

       6.                          Separate Account VL I - General

       7.                          Not required by Form S-6

       8.                          Not required by Form S-6

       9.                          Legal Proceedings

       10.                         Summary; Separate Account VL I - Funds;
                                   The Policy - Application for a Policy;
                                   Detailed Description of Policy Benefits and
                                   Provisions; Other Matters - Voting Rights,
                                   Dividends

       11.                         Summary; Separate Account VL I - Funds

       12.                         Summary; Separate Account VL I - Funds

       13. Deductions and Charges from the Account Value; Distribution of the Policies; Federal Tax Considerations

       14. Detailed Description of Policy Benefits and Provisions - Application for a Policy

   ITEM NO. OF
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------
       15.                         Detailed Description of Policy Benefits and
                                   Provisions - Allocation of Premium Payments

       16. Separate Account VL I - Funds; Detailed Description of Policy Benefits and Provisions - Allocation of Premium Payments

       17. Summary; Detailed Description of Policy Benefits and Provisions - Cash Value and Amount Payable on Surrender of the Policy, The Right to Examine or Exchange the Policy and Surrender/Continuation Options.

       18. Separate Account VL I - Funds; Deduction and Charges from the Account Value; Federal Tax Considerations

       19.                         Other Matters - Statements to Policy Owners

       20.                         Not applicable

       21.                         Detailed Description of Policy Benefits and
                                   Provisions - Policy Loans

       22.                         Not applicable

       23.                         Safekeeping of the Separate Account Assets

       24.                         Other Matters - Assignment

       25.                         The Company

       26.                         Not applicable

       27.                         The Company

       28.                         The Company; Management

       29.                         The Company

       30.                         Not applicable

   ITEM NO. OF
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------
       31.                         Not applicable

       32.                         Not applicable

       33.                         Not applicable

       34.                         Not applicable

       35.                         Distribution of the Policies

       36.                         Not required by Form S-6

       37.                         Not applicable

       38.                         Distribution of the Policies

       39.                         The Company; Distribution of the Policies

       40.                         Not applicable

       41.                         The Company; Distribution of the Policies

       42.                         Not applicable

       43.                         Not applicable

       44. Detailed Description of Policy Benefits and Provisions - Allocation of Premium Payments

       45.                         Not applicable

       46.                         Detailed Description of Policy Benefits and
                                   Provision - Cash Value

       47.                         Separate Account VL I - Funds

       48.                         Cover page; The Company

       49.                         Not applicable

   ITEM NO. OF
   FORM N-8B-2                     CAPTION IN PROSPECTUS
   -----------                     ---------------------
       50                          Separate Account VL I - General

       51. Summary; The Company; Detailed Description of Policy Benefits and Provisions; Other Matters - Beneficiary

       52.                         Separate Account VL I - Funds, Investment
                                   Advisers

       53.                         Federal Tax Considerations

       54.                         Not applicable

       55.                         Not applicable

       56.                         Not required by Form S-6

       57.                         Not required by Form S-6

       58.                         Not required by Form S-6

       59.                         Not required by Form S-6

                          STAG VARIABLE LIFE ARTISAN
                   FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                    POLICY
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                       HARTFORD, CONNECTICUT 06104-2999
   [LOGO]                   TELEPHONE: 800-231-5453

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This Prospectus describes a flexible premium variable life insurance policy (the "Policy") offered by Hartford Life Insurance Company ("Hartford Life") to applicants generally between ages 0 and 80. The Policy allows considerable flexibility in selecting the timing and amount of premium payments for the chosen amount of Death Benefit.

The Policy provides for a Death Benefit payable at the death of the Insured. The Policy Owner may select one of three Death Benefit Options; a level amount equal to the Face Amount ("Option A"), a variable amount equal to the Face Amount plus the Account Value ("Option B"), or an increasing amount equal to the Face Amount plus a return of premium ("Option C"). The required minimum initial Face Amount is generally $25,000.

Under all three options, the Policy has Account Values which increase with the payment of each premium and which decrease to reflect fees and charges made by Hartford Life. These fees and charges vary depending on such factors as the Face Amount, the age of the Insured and the level of the premium paid. The Account Value of a Policy will fluctuate to reflect the investment experience of the Funds to which the premium payment(s) has been allocated. The Policy Owner bears the investment risk for all amounts so allocated.

If a Policy is surrendered during the first two Policy Years, the Cash Surrender Value may be adjusted upward to reflect a reduced Surrender Charge.

There is no guaranteed minimum Account Value for a Policy. However, if the Death Benefit guarantee is in effect (see "Death Benefit" on page 12), the Policy will not lapse due to poor investment performance.

The initial premium will be allocated to Hartford Money Market Sub-Account and after the Right to Examine Period has expired, to one or more of the Sub-Accounts or to the Fixed Account as specified in the Policy Owner's application. The Funds underlying the Sub-Accounts presently are: Hartford Advisers Fund, Inc., Hartford Bond Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc. managed by Hartford Investment Management Company (the "Hartford Funds"); PCM Diversified Income Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunities Fund, PCM Global Asset Allocation Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund managed by Putnam Investment Management, Inc. (the "Putnam Funds"); and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio (the "Fidelity Funds") managed by Fidelity Management & Research Company.

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IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.
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THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE APPLICABLE ELIGIBLE FUNDS WHICH CONTAIN A FULL DESCRIPTION OF THOSE FUNDS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
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THE DATE OF THIS PROSPECTUS IS            , 1996

2                                                Hartford Life Insurance Company
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                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 SPECIAL TERMS.........................................................    2
 SUMMARY...............................................................    6
 DETAILED DESCRIPTION OF POLICY BENEFITS AND PROVISIONS................    9
   General.............................................................    9
   Premium.............................................................    9
     Premium Payment Flexibility.......................................    9
     Allocation of Premium Payments....................................    9
     Accumulation Units................................................    9
     Accumulation Unit Values..........................................   10
     Premium Limitation................................................   10
   Account Values......................................................   10
     Amount Payable on Surrender of the Policy.........................   10
     Sales Load Refund.................................................   10
     Withdrawals.......................................................   10
   Transfers of Account Value..........................................   11
     Amount and Frequency of Transfers.................................   11
     Transfers to or from Sub-Accounts.................................   11
     Transfers from the Fixed Account..................................   11
   Policy Loans........................................................   11
     Preferred Loan....................................................   11
     Loan Interest.....................................................   12
     Credited Interest.................................................   12
     Loan Repayments...................................................   12
     Termination Due to Excessive Indebtedness.........................   12
     Effect of Loans on Account Value..................................   12
   Death Benefit.......................................................   12
     Death Benefit Options.............................................   12
     Option Change.....................................................   12
     Death Benefit Guarantee...........................................   12
     Minimum Death Benefit.............................................   13
     Increases and Decreases in Face Amount............................   13
   Benefits at Maturity................................................   13
   Lapse and Reinstatement.............................................   13
     Policy Lapse and Grace Period.....................................   13
     Death Benefit Guarantee Default and Grace Period..................   14
     Reinstatement.....................................................   14
   The Right to Examine or Exchange the Policy.........................   14
   Withdrawal..........................................................   14
     Administrative Expense Surrender Charge...........................   14
     Sales Surrender Charge............................................   15
   Valuation of Payments and Transfers.................................   15
   Application for a Policy............................................   15
   Reduced Charges for Eligible Groups.................................   15
   Deductions from the Premium.........................................   16
     Premium Tax Charge and Federal Tax Charge.........................   16
     Front End Sales Load..............................................   16
     Examples of Front End Sales Loads/Impact of Refund of Sales
      Load.............................................................   16
   Deductions and Charges from the Account Value.......................   17
     Monthly Deduction Amounts.........................................   17
     Charges Against the Funds.........................................   18
     Taxes.............................................................   20
 THE COMPANY...........................................................   20

HARTFORD LIFE INSURANCE COMPANY                                                3
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                                                                         PAGE
                                                                         ----
 SEPARATE ACCOUNT VL I.................................................   20
   General.............................................................   20
   Funds...............................................................   20
     Hartford Funds....................................................   20
     Putnam Funds......................................................   21
     Fidelity Funds....................................................   22
     Investment Adviser................................................   22
     Hartford Funds....................................................   22
     Putnam Funds......................................................   23
     Fidelity Funds....................................................   23
 THE FIXED ACCOUNT.....................................................   23
 OTHER MATTERS.........................................................   24
   Voting Rights.......................................................   24
   Statements to Policy Owners.........................................   24
   Limit on Right to Contest...........................................   24
   Misstatement as to Age..............................................   24
   Payment Options.....................................................   24
   Beneficiary.........................................................   25
   Assignment..........................................................   25
   Dividends...........................................................   25
 SUPPLEMENTAL BENEFITS.................................................   25
   Maturity Date Extension Rider.......................................   25
   Term Insurance Rider................................................   25
   Deduction Amount Waiver Rider.......................................   25
   Waiver of Specified Amount Disability Benefit Rider.................   25
   Accidental Death Benefit Rider......................................   26
 EXECUTIVE OFFICERS AND DIRECTORS......................................   26
 DISTRIBUTION OF THE POLICY............................................   28
 SAFEKEEPING OF SEPARATE ACCOUNT VL I'S ASSETS.........................   28
 FEDERAL TAX CONSIDERATIONS............................................   28
   General.............................................................   28
   Taxation of Hartford Life and the Separate Account..................   28
   Income Taxation of Contract Benefits................................   28
   Modified Endowment Contracts........................................   29
   Estate and Generation Skipping Taxes................................   29
   Diversification Requirements........................................   29
   Ownership of Assets in the Separate Account.........................   30
   Life Insurance Purchased for Use in Split Dollar Arrangements.......   30
   Federal Income Tax Withholding......................................   30
   Non-Individual Ownership of Contracts...............................   30
   Other Tax Considerations............................................   30
   Life Insurance Purchases by Nonresident Aliens and Foreign
    Corporations.......................................................   30
 LEGAL PROCEEDINGS.....................................................   31
 LEGAL MATTERS.........................................................   31
 EXPERTS...............................................................   31
 REGISTRATION STATEMENT................................................   31
 APPENDIX A -- ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES AND CASH
   SURRENDER VALUES....................................................   32
 FINANCIAL STATEMENTS..................................................   42

                 THE POLICY MAY NOT BE AVAILABLE IN ALL STATES.

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED ON.

4                                                Hartford Life Insurance Company
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                                 SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

ACCOUNT VALUE: An amount used to determine certain Policy benefits and charges equal to the total of all amounts in the Fixed Account, the Loan Account and the Sub-Accounts.

ACCUMULATION UNIT: An accounting unit of measure used to calculate the value of a Sub-Account.

CASH SURRENDER VALUE: The Cash Value less all Indebtedness.

CASH VALUE: The Account Value less any applicable Surrender Charges.

CODE: The Internal Revenue Code of 1986, as amended.

COST OF INSURANCE: An amount deducted as part of the Monthly Deduction Amount to help cover Hartford Life's anticipated mortality costs and other expenses.

CUMULATIVE DEATH BENEFIT GUARANTEE PREMIUM: The premium required to maintain the Death Benefit guarantee.

DATE OF ISSUE: The date from which the Suicide and Incontestability provisions are measured.

DEATH BENEFIT: On the Policy Date, the Death Benefit equals the Face Amount. Thereafter, it may change in accordance with the terms of the Death Benefit Option provision, the Minimum Death Benefit provision, the Death Benefit Guarantee provision and the Withdrawals provision.

DEATH BENEFIT GUARANTEE PREMIUM: The amount of monthly premium shown in the
Policy's specifications page    required to keep the Death Benefit guarantee
available and used to calculate the Cumulative Death Benefit Guarantee Premium.

DEATH BENEFIT OPTION: The Death Benefit Option in effect determines how the Death Benefit is calculated. The three Death Benefit Options provided are described in the Death Benefit section of this Prospectus.

DEATH PROCEEDS: The amount which We will pay on the death of the Insured. This amount equals the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period.

FACE AMOUNT: On the Policy Date, the Face Amount equals the initial Face Amount. The Face Amount may be increased or decreased, in accordance with the terms of the Policy.

FIXED ACCOUNT: Portion of Account Value invested in the General Account of Hartford Life.

FIXED ACCOUNT MINIMUM CREDITED RATE: The minimum rate credited to amounts allocated to the Fixed Account.

FUNDS: The registered open-end management investment companies in which assets of the Separate Account may be invested.

GENERAL ACCOUNT: All assets of Hartford Life other than those allocated to its separate accounts.

GRACE PERIOD: The 61 day period between the day Your policy goes into default and the day on which Your policy terminates.

IN WRITING: In a written form satisfactory to Us.

INDEBTEDNESS: All loans taken on the Policy, plus any interest due or accrued minus any loan repayments.

INSURED: The person on whose life the Policy is issued.

ISSUE AGE: As of the Policy Date, the age of the Insured's on his/her last birthday.

HARTFORD LIFE: Hartford Life Insurance Company.

LOAN ACCOUNT: An account established for any amounts transferred from the Fixed Account and Sub-Accounts as a result of loans. Amounts are held as collateral and are credited with interest at the Fixed Account Minimum Credited Rate. Amounts are not subject to the investment experience of the Separate Account.

MONTHLY ACTIVITY DATE: The Policy Date and the same date in each succeeding month as the Policy Date except that, whenever the Monthly Activity Date falls on a date other than a Valuation Day, the Monthly Activity Date will be deemed the next Valuation Day.

MONTHLY DEDUCTION AMOUNT: The charges deducted from the Account Value on the Monthly Activity Date.

NATIONAL SERVICE CENTER: Located in Minneapolis, Minnesota.

NET PREMIUM: The amount of premium credited to the Account Value. It is the premium paid minus any deductions from premium.

OPTION C LIMIT: The maximum amount that will be returned in addition to the Face Amount under the Option C (Return of Premium) Death Benefit. See the Policy's
specifications page    .

PLANNED PREMIUM: The amount of premium that You intend to pay as indicated on
the application and shown on the Policy's specifications page    .

POLICY: A flexible premium variable life insurance policy issued by Hartford Life, as described in this Prospectus.

POLICY ANNIVERSARY: An anniversary of the Policy Date.

POLICY DATE: The date from which Policy Anniversaries and Policy Years are determined.

POLICY OWNER: The person having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS: Annual periods computed from the Policy Date.

PREFERRED LOAN: A portion of the Indebtedness on which a lower interest rate is charged.

HARTFORD LIFE INSURANCE COMPANY                                                5
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PRO RATA BASIS: An allocation method based on the proportion of the Account Value in the Fixed Account and each Sub-Account.

SCHEDULED MATURITY DATE: The date on which the Policy will mature, unless extended by rider.

SEPARATE ACCOUNT: An account established by Hartford Life to separate the assets funding the Policy from other assets of Hartford Life; in this case, "Separate Account VL I."

SUB-ACCOUNT: The subdivisions of the Separate Account.

SURRENDER CHARGE: A charge that may be assessed if the Face Amount is decreased or You surrender the Policy.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. The value of the Separate Account is determined at the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on such days.

VALUATION PERIOD: The period between the close of business on successive Valuation Days.

YOU, YOUR: The Owner of the Policy.

WE, US, OUR: Hartford Life Insurance Company.

6                                                Hartford Life Insurance Company
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                                    SUMMARY
                                   THE POLICY

    The flexible premium variable life insurance Policy offered by this Prospectus is funded by a Fixed Account and Separate Account VL I, a separate account established by Hartford Life pursuant to Connecticut insurance law and organized as a unit investment trust registered under the Investment Company Act of 1940. Separate Account VL I is presently comprised of twenty-two sub-accounts (the "Sub-Accounts" and each individually a "Sub-Account"), each of which invests exclusively in one of the underlying Funds. If an initial premium is submitted with an application for a Policy, it will be allocated to the Hartford Money Market Sub-Account. At a later date, the values in the Hartford Money Market Sub-Account will be allocated to one or more of the Sub-Accounts or the Fixed Account as specified in the Policy Owner's application. This later date is the latest of: (1) 45 days after the application is signed; (2) 10 days after We mail or personally deliver a Notice of Withdrawal Right; (3) 10 days after We receive the premium; and (4) the date We receive the final requirement to put the Policy in force. The Policy is credited with units ("Accumulation Units") in each selected Sub-Account, the assets of which are invested in the applicable Fund. A Policy Owner may transfer the funds among the Sub-Accounts and the Fixed Account subject to a transfer charge. See "Transfers of Account Value" of
Detailed Description of Policy Benefits and Provisions, page   .

    The Policy is first and foremost a life insurance policy with death benefits, cash values, and other features traditionally associated with life insurance. The Policy is called "flexible premium" because, once the desired level and pattern of death benefits have been determined, you have considerable flexibility in choosing the timing and amount of premium to be paid. The Policy is called "variable" because, unlike the fixed benefits of an ordinary whole life insurance policy, the Account Value will, and the Death Benefit may, increase or decrease depending on the investment experience of the Funds to which the premium payment(s) has been allocated.
                             POLICY DESIGN OPTIONS

    The Policy is designed to be flexible to give You the ability to select options that are tailor-made for Your specific life insurance needs.

    The Policy design options fall into three major categories:

1. Death Benefit Options -- These allow You to select various levels and patterns of Death Benefits.

2. Investment Options -- Currently, the Policy offers twenty-two investment options from which to choose. You can allocate Your Account Value among up to nine of these options. (Hartford Life reserves the right to increase the number of allocable investment options to more than nine.) These include the twenty-two variable Sub-Accounts and the Fixed Account.

3. Premium Options -- You have the flexibility to choose, within limits, the amount of and frequency of premium payments.
                                 DEATH BENEFIT

    The Policy features three Death Benefit Options. The Death Benefit can be level and equal to the Face Amount ("Option A"), fluctuate and equal the Face Amount plus Return of Account Value ("Option B") or increase and equal the Face Amount plus the sum of premium paid, subject to the Option C Limit ("Option C"). At the death of the Insured, We will pay the Death Proceeds to the Beneficiary. The Death Proceeds equal the Death Benefit less any Indebtedness under the Policy and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period. See "Detailed Description of Policy Benefits and Provision -- Death Benefit," page .
                                    PREMIUM

    You have considerable flexibility as to when and in what amounts You pay premium. Prior to issue, You choose a Planned Premium, within a range determined by Hartford Life based on the Face Amount and sex of the Insured (except where unisex rates apply), Issue Age and risk classification.

    The Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts or the Death Benefit guarantee is available. See "Lapse and Reinstatement", page .

    The minimum premium is $50. We reserve the right to refund the excess premium that would cause the Policy to fail to meet the definition of life insurance under the Internal Revenue Code of 1986, as amended. We reserve the right to require evidence of insurability for any premium that results in an increase in the Death Benefit greater than the amount of the premium. Any premium in excess of $1,000,000 is subject to Hartford Life's approval.

    There are circumstances, usually if a Policy Owner wants to prefund future benefits in seven years or less, when the Policy may become a Modified Endowment Contract under federal tax law. If it does, loans and other pre-death distributions are includable in gross income on an income-first basis. A 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. You

HARTFORD LIFE INSURANCE COMPANY                                                7
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are advised to consult a qualified tax adviser before taking steps that may affect whether the Policy becomes a Modified Endowment Contracts. See "Federal Tax Considerations, Modified Endowment Contracts" for a discussion of the "seven pay test", page .
                             SEPARATE ACCOUNT VL I

    Separate Account VL I is a separate account established by Hartford Life pursuant to the insurance laws of the State of Connecticut and organized as a registered unit investment trust under the Investment Company Act of 1940. Separate Account VL I meets the definition of "separate account" under federal securities law. Separate Account VL I is comprised of Sub-Accounts, each of which invests exclusively in one of the Funds. Each Hartford Fund is organized as a corporation under the laws of the State of Maryland and is a diversified open-end management investment company registered under the Investment Company Act of 1940. The Putnam Funds are organized as Putnam Capital Manager Trust, a Massachusetts business trust organized on September 24, 1987, and is an open-end, series investment company with multiple portfolios or funds registered under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund, organized on November 13, 1981. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II, organized on March 21, 1988. Registration under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies by the Commission. The shares of the Funds are sold to Separate Account VL I and to other separate accounts of Hartford Life or its affiliates which fund similar annuity or life insurance products.

    Currently, the Funds are Hartford Advisers Fund, Inc., Hartford Bond Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Mortgage Securities Fund, Inc., Hartford Stock Fund, Inc., and HVA Money Market Fund, Inc.; PCM Diversified Income Fund, PCM Global Growth Fund, PCM Growth and Income Fund, PCM High Yield Fund, PCM Money Market Fund, PCM New Opportunities Fund, PCM Global Asset Allocation Fund, PCM U.S. Government and High Quality Bond Fund, PCM Utilities Growth and Income Fund, and PCM Voyager Fund; and the Equity-Income Portfolio, Overseas Portfolio and Asset Manager Portfolio. Applicants should read the prospectuses for each of the Funds accompanying this Prospectus in connection with the purchase of a Policy. The investment objectives of each of the Funds are as set forth in "Separate Account VL I," page .

    The investment adviser for the Hartford Funds is The Hartford Investment Management Company, a wholly-owned subsidiary of Hartford Life Insurance Company. The Hartford Investment Management Company retains a sub-investment adviser with respect to some of the Funds. The Putnam Funds are advised by Putnam Investment Management, Inc., a subsidiary of The Putnam Investments, Inc. The Fidelity Funds are managed by Fidelity Management & Research Company. See "Separate Account VL I," page .
                                 FIXED ACCOUNT

    Premium payments and Account Values allocated to the Fixed Account become part of the general assets of Hartford Life. Hartford Life invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.
                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the premium to the Account Value, a deduction as a percentage of premium is made for the premium tax and federal tax charge and front-end sales load. The amount of each premium allocated to the Account Value is Your Net Premium.
                   PREMIUM TAX CHARGE AND FEDERAL TAX CHARGE

    We deduct, as a premium tax charge, a percentage of each premium to cover premium-based taxes assessed against Hartford Life by a state or other governmental entity. This percentage will vary depending on the tax rates in effect there and is based on the actual tax imposed. The range is generally between 0% and 3.5%.

    We also deduct a current charge of 1.25% of each premium for federal taxes imposed under Section 848 of the Code.
                              FRONT-END SALES LOAD

    The front-end sales load is a charge deducted from each premium payment. The current and maximum front-end sales load for premium is 5.0% in the first Policy Year and 2.0% in Policy Years 2 through 10. After Policy Year 10, the front-end sales load is currently 0%. We reserve the right to charge a maximum of 2.0%.
                 DEDUCTIONS AND CHARGES FROM THE ACCOUNT VALUE

    On each Monthly Activity Date, We will subtract the Monthly Deduction Amount from Your Account Value. This will be taken on a Pro Rata Basis from the Fixed Account and Sub-Accounts. The Monthly Deduction Amount equals:

1.  the Cost of Insurance; plus

8                                                HARTFORD LIFE INSURANCE COMPANY
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2.  the Monthly Administrative Charge; plus

3.  the Mortality and Expense Risk Charge; plus

4.  the charges for additional benefits provided by rider, if any.

    Hartford Life may also set up a provision for income taxes against the assets of Separate Account VL I. See "Deductions and Charges from the Account Value," page and "Federal Tax Considerations," page .

    Applicants should review the prospectuses for the Funds which accompany this Prospectus for a description of the charges assessed against the assets of each of the Funds.
                                 ACCOUNT VALUE

    As with many other types of insurance policies, each Policy will have an Account Value. The Account Value of a Policy will increase to reflect interest credited to the Fixed Account and Loan Account (when applicable) and any premium payments. The Account Value of a Policy will decrease to reflect deductions for the Monthly Deduction Amount and any withdrawals. The Account Value of a Policy will vary to reflect the investment experience of the underlying Funds. There is no minimum guaranteed Account Value and the Policy Owner bears the risk of the investment in the Funds. However, if the Death Benefit guarantee is available, the Policy will not lapse due to poor investment performance. See "Detailed
Description of the Policy Benefits and Provisions -- Account Values," page   .
                                  POLICY LOAN

    A Policy Owner may obtain a cash loan from Hartford Life. The loan is secured by the Policy. At the time a loan is requested, the Indebtedness (including the currently applied for loan) may not exceed the Cash Surrender Value. See "Detailed Description of Policy Benefits and Provisions -- Policy
Loans," page   .
                           CHARGES AGAINST THE FUNDS

    Separate Account VL I purchases shares of the Funds at net asset value. The net asset value of the Fund shares reflects investment advisory fees and administrative and other expenses already deducted from the assets of the Funds.
These charges are described herein. See Charges Against the Funds, page   .

    The following table shows total fund operating expenses in 1995 for the
Funds:


                                                           TOTAL FUND
                                 MANAGEMENT      OTHER     OPERATING
 FUND NAME                          FEES       EXPENSES     EXPENSES
 ------------------------------  -----------   ---------   ----------
 Hartford Advisers Fund........  0.625    %    0.021   %   0.646    %
 Hartford Capital Appreciation
  Fund.........................  0.655    %    0.021   %   0.676    %
 Hartford Bond Fund............  0.497    %    0.028   %   0.525    %
 Hartford Dividend and Growth
  Fund.........................  0.750    %    0.023   %   0.773    %
 Hartford Index Fund...........  0.375    %    0.014   %   0.389    %
 Hartford International
  Opportunities Fund...........  0.713    %    0.147   %   0.860    %
 Hartford Mortgage Securities
  Fund.........................  0.425    %    0.041   %   0.466    %
 Hartford Stock Fund...........  0.455    %    0.020   %   0.475    %
 HVA Money Market Fund.........  0.421    %    0.025   %   0.446    %
 PCM Diversified Income Fund...  0.70     %    0.15    %   0.85     %
 PCM Global Asset Allocation
  Fund.........................  0.70     %    0.14    %   0.84     %
 PCM Global Growth Fund........  0.60     %    0.15    %   0.75     %
 PCM Growth and Income Fund....  0.52     %    0.05    %   0.57     %
 PCM High Yield Fund...........  0.70     %    0.09    %   0.79     %
 PCM Money Market Fund.........  0.45     %    0.12    %   0.57     %
 PCM New Opportunities Fund....  0.70     %    0.14    %   0.84     %
 PCM US Gov't and High Quality
  Bond Fund....................  0.61     %    0.09    %   0.70     %
 PCM Utilities Growth and
  Income Fund(1)...............  0.70     %    0.08    %   0.78     %
 PCM Voyager Fund..............  0.62     %    0.06    %   0.68     %
 Fidelity Equity-Income
  Portfolio....................  0.51     %    0.10    %   0.61     %
 Fidelity Overseas
  Portfolio(2).................  0.76     %    0.15    %   0.91     %
 Fidelity Asset Manager
  Portfolio(2).................  0.71     %    0.08    %   0.79     %


------------------------------

(1) On July 11, 1996, shareholders of PCM Utilities Growth and Income Fund approved an increase in the fees payable to Putnam Management under the management contract. The management fees and total expenses showed in the table have been restated to reflect the increase. Actual management fees and total expenses were 0.60% and 0.68%, respectively.


(2) FMR has voluntarily agreed to temporarily limit the Fidelity Overseas Portfolio's operating expenses (as a percentage of the fund's average net assets) to 1.50%.

(3) The expenses for the Fidelity Asset Manager Portfolio were reduced by use of a portion of the brokerage commissions paid by the Fund. Without this reduction, the Total Fund Operating Expenses would have been 0.81%. There is no guarantee that any fee waivers and/or expense reimbursements will continue in the future.

                  THE RIGHT TO EXAMINE OR EXCHANGE THE POLICY

    An applicant has a limited right to return his or her Policy for cancellation. If the applicant returns the Policy within: (1) ten days after delivery of the Policy; (2) ten days after We mail or personally deliver a Notice of Withdrawal Right; or (3) 45 days after completion of the application, whichever is latest (subject to applicable state regulation), Hartford Life will return to the applicant, within seven days thereafter, the greater of the premium paid, less any Indebtedness, or the sum of (1) the Account Value, less any Indebtedness, on the date the returned Policy is received by Hartford Life or its agent and (2) any deductions under Policy or by the Funds for taxes, charges or fees.

    In addition, once the Policy is in effect it may be exchanged during the first 24 months after its Date of Issue

HARTFORD LIFE INSURANCE COMPANY                                                9
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for a non-variable life insurance policy offered by Us on the life of the Insured without submitting proof of insurability.
                                   SURRENDER

    At any time prior to the Scheduled Maturity Date, provided the Policy has a Cash Surrender Value, you may surrender the Policy. During the first fifteen
(15) Policy Years, a Surrender Charge will apply. The Surrender Charge consists of two component charges: administrative expenses surrender charge and a sales surrender charge. See "Detailed Description of Policy Benefits and Provisions,"
and "Withdrawals", page   .
                                TAX CONSEQUENCES

    The current federal tax law generally excludes all death benefit payments from the gross income of the Policy Beneficiary. See "Federal Tax
Considerations," page   .
             DETAILED DESCRIPTION OF POLICY BENEFITS AND PROVISIONS
                                    GENERAL

    This Prospectus describes a flexible premium variable life insurance policy that has considerable flexibility in selecting the timing and amount of premium payments.
                                    PREMIUM

PREMIUM PAYMENT FLEXIBILITY

    You have considerable flexibility as to when and in what amounts You pay premium.

    Prior to issue, You can choose a Planned Premium, within a range determined by Hartford Life based on the Face Amount and the Insured's sex (except where unisex rates apply), Issue Age and risk classification. We will send You premium notices for Planned Premium. The notices may be sent on an annual, semi-annual or quarterly basis. You may also have premium automatically deducted from Your checking account on a monthly basis. The Planned Premium and payment mode You
selected are shown on the Policy's specifications page   . You may change the
Planned Premium at any time, subject to Our minimum amount rules then in effect.

    The Policy will not lapse as long as the Cash Surrender Value is sufficient to cover the Monthly Deduction Amounts or the Death Benefit guarantee is
available. See also "Lapse and Reinstatement" on page   for more details.

ALLOCATION OF PREMIUM PAYMENTS

    The initial Net Premium will be allocated to the Hartford Money Market Sub-Account on the later of the Policy Date or the date We receive the premium.

    The value in this Hartford Money Market Sub-Account will then be allocated to the Fixed Account and Sub-Accounts according to the premium allocation specified in the application on the latest of: (1) 45 days after the application is signed; (2) ten days after We receive the premium; (3) ten days after We mail or personally deliver a Notice of Withdrawal Right; and (4) the date We receive the final requirement to put the Policy in force ("free-look end date").

    Any additional Net Premium received prior to the free-look end date will be allocated to the Hartford Money Market Sub-Account.

    You may change Your premium allocation In Writing. Portions allocated to the Fixed Account and Sub-Accounts must be whole percentages. Subsequent Net Premium will be allocated to the Fixed Account and Sub-Accounts according to Your most recent instructions, subject to the following. Currently, the Account Value may be allocated to no more than nine Sub-Accounts. Hartford Life reserves the right to increase the number of allocable investment options beyond nine. If We receive a premium and Your most recent allocation instructions would violate this requirement, We will allocate the Net Premium to the Fixed Account and Sub-Accounts on a Pro-Rata basis.

    You will receive several different types of notification as to what Your current premium allocation is. The initial allocation chosen by the Policy Owner is shown in the Policy. Each transactional confirmation received after a premium payment will show how that premium has been allocated. In addition, each quarterly statement summarizes the current premium allocation in effect for that Policy.

ACCUMULATION UNITS

    Net Premium allocated to the Sub-Accounts are used to credit Accumulation Units to those Sub-Accounts.

    The number of Accumulation Units in each Sub-Account to be credited to a Policy, including the initial allocation to Hartford Money Market Sub-Account and the amount credited to the Fixed Account, will be determined first by multiplying the Net Premium by the appropriate allocation percentage to determine the portion to be invested in the Fixed Account or Sub-Account. Each portion to be invested in a Sub-Account is then divided by the Accumulation Unit Value of that particular Sub-Account next computed following receipt of the payment.

10                                               HARTFORD LIFE INSURANCE COMPANY
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ACCUMULATION UNIT VALUES

    The Accumulation Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Fund. It will be determined on each Valuation Day by multiplying the Accumulation Unit Value of the particular Sub-Account on the preceding Valuation Day by a Net Investment Factor for that Sub-Account for the Valuation Period then ended. The Net Investment Factor for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the Valuation Period then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Valuation Period.

    All valuations in connection with a Policy, e.g., with respect to determining Account Value, in connection with Policy loans, or in calculation of Death Benefits, or with respect to determining the number of Accumulation Units to be credited to a Policy with each premium payment, other than the initial premium payment, will be made on the date the request or payment is received by Hartford Life at the National Service Center if such date is a Valuation Day; otherwise such determination will be made on the next succeeding date which is a Valuation Day.

PREMIUM LIMITATION

    If a premium is received which would cause the Policy to fail to meet the definition of a life insurance contract in accordance with the Internal Revenue Code, We reserve the right to refund the excess premium. We will refund such premium and interest thereon within 60 days after the end of a Policy Year.

    We reserve the right to require evidence of insurability for any premium that results in an increase in the Death Benefit greater than the amount of the premium.

    The minimum subsequent premium is $50.00. Any premium in excess of $1,000,000 is subject to Hartford Life's approval.
                                 ACCOUNT VALUES

    The Policy will have an Account Value. There is no minimum guaranteed Account Value. The Account Value of a Policy changes on a daily basis and will be computed on each Valuation Day. The Account Value of a Policy will increase to reflect interest credited to the Fixed Account and Loan Account (when applicable) and any premium payments. The Account Value will decrease to reflect deductions for the Monthly Deduction Amount and any withdrawals. The Account Value will vary to reflect the investment experience of the underlying Funds.

    The Account Value of a particular Policy is related to the net asset value of the Funds associated with the Sub-Accounts, if any, to which premium payments on the Policy have been allocated. The Account Value in the Sub-Accounts on any Valuation Day is calculated by multiplying the number of Accumulation Units in each Sub-Account as of the Valuation Day by the current Accumulation Unit Value of that Sub-Account and then summing the result for all the Sub-Accounts. The Account Value equals the Account Value in the Sub-Accounts plus the value of the Fixed and Loan Accounts. The Cash Value equals the Account Value less any applicable Surrender Charges. The Cash Surrender Value, which is the net amount available upon surrender of the Policy, is the Cash Value less any Indebtedness. See "Accumulation Unit Values," page .

AMOUNT PAYABLE ON SURRENDER OF THE POLICY

    As long as the Policy is in effect, a Policy Owner may elect, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), to fully surrender the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value determined as of the day Hartford Life receives the Policy Owner's written request or the date requested by the Policy Owner, whichever is later. The Cash Surrender Value equals the Cash Value less any Indebtedness. The Policy will terminate on the date of receipt of the written request, or the date the Policy Owner requests the surrender to be effective, whichever is later.

SALES LOAD REFUND

    If a Policy is surrendered during the first two Policy Years, the Cash Surrender Value may be adjusted upward to reflect a reduced Surrender Charge. For purposes of this Policy, the reduction in Surrender Charge will be equal to the excess, if any, of the sum of the actual front-end sales load and Sales Surrender Charge to date over the sum of 30% of payments in aggregate amount less than or equal to one Guideline Annual Premium plus 10% of payments in aggregate amount greater than one Guideline Annual Premium but not more than two Guideline Annual Premiums.

    For purposes of this Policy, "Guideline Annual Premium" means the level annual premium payment necessary to provide the future benefits under the Policy through maturity, based on certain assumptions specified under the Federal Securities laws. These assumptions include mortality charges based on the 1980 CSO Table, an assumed annual net rate of return of 5% per year, and deduction of the fees and charges specified in the Policy. The Guideline Annual Premium is only used in limiting front-end sales loads and Sales Surrender Charges.

WITHDRAWALS

    One withdrawal is allowed each calendar month. The minimum withdrawal allowed is $500. The maximum withdrawal is the Cash Surrender Value, less $1,000. If the Death Benefit Option then in effect is Option A or Option C, the Face Amount is decreased by an amount equal to the reduction in the Account Value resulting from the withdrawal.

HARTFORD LIFE INSURANCE COMPANY                                               11
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The minimum Face Amount required after a withdrawal is subject to Our rules then in effect. Unless specified otherwise, the withdrawal will be deducted on a Pro Rata Basis from the Fixed Account and the Sub-Accounts. Currently, Hartford Life does not impose a withdrawal charge. However, Hartford Life reserves the right to impose a withdrawal charge of up to $10.00.

    In addition, a Surrender Charge will be deducted from the Account Value equal to the proportion of the current Surrender Charge represented by the amount of the withdrawal to the Account Value immediately prior to the withdrawal.

    Any decrease in the Face Amount resulting from a withdrawal may result in a partial Surrender Charge. See "Increases and Decreases in Face Amount", page .
                           TRANSFERS OF ACCOUNT VALUE

AMOUNT AND FREQUENCY OF TRANSFERS

    Upon request and as long as the Policy is in effect, You may transfer amounts among the Fixed Account and Sub-Accounts. Transfers may be made by written request or by calling toll free 1-800-231-5453. Transfers by telephone may be made by the agent of record or by the attorney-in-fact pursuant to a power of attorney. Telephone transfers may not be permitted in some states. The policy of Hartford Life and its agents and affiliates is that they will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, We may be liable for any losses due to unauthorized or fraudulent instructions. The procedures We follow for transactions initiated by telephone include requirements that callers provide certain identifying information for themselves (if not the Policy Owner) and the Policy Owner. All transfer instructions by telephone are tape recorded.

    The amounts which may be transferred and the number of transfers will be limited by Our rules then in effect.

    Currently there are no restrictions on transfers other than those described below. There is no charge currently for the first transfer in any calendar month. Each transfer in excess of one per calendar month is subject to a Transfer Charge of up to $25.

    We reserve the right at a future date to limit the size of transfers and remaining balances, and to limit the number and frequency of transfers.

TRANSFERS TO OR FROM SUB-ACCOUNTS

    You may request to transfer some or all of your Account Value between the Sub-Accounts. When You request a transfer, the number of Accumulation Units credited to the Sub-Account from which the transfer was made will be reduced and the number of Accumulation Units credited to the Sub-Account you requested will be increased.

    The amount of the increase or decrease will be determined by dividing:

1.  the amount transferred by,

2. the Accumulation Unit Value for the respective Sub-Account determined as of the next Valuation Day after We receive your transfer request.

TRANSFERS FROM THE FIXED ACCOUNT

    In addition to the conditions above, transfers from the Fixed Account are subject to the following:

1. the transfer must occur during the 30-day period following each Policy Anniversary; and

2. if the Accumulated Value in Your Fixed Account exceeds $1,000, the amount transferred in any Policy Year may be no larger than 25% of the Accumulated Value in the Fixed Account on the date of transfer. We reserve the right to modify the restrictions on transfers from the Fixed Account.
                                  POLICY LOANS

    As long as the Policy is in effect, a Policy Owner may obtain, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), a cash loan from Hartford Life. The total Indebtedness at the time of the new loan (including the accrued interest on prior loans plus the currently applied for loan) may not exceed the Cash Surrender Value. The minimum loan amount is $500.00.

    The amount of each loan will be transferred on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts (unless the Policy Owner specifies otherwise) to the Loan Account. The Loan Account is a mechanism used to ensure that any outstanding Indebtedness remains fully secured by the Account Value.

PREFERRED LOAN

    If, at any time after the tenth Policy Anniversary, the Account Value exceeds the total of all premium paid since issue, a Preferred Loan is available. The amount available for a Preferred Loan is the amount by which the Account Value exceeds total premium paid. The amount of the Loan Account which equals a Preferred Loan will be credited with interest at a rate equal to the Fixed Account Minimum Credited Rate. The amount of Indebtedness that qualifies as a Preferred Loan is determined on each Monthly Activity Date. A lower interest is charged to Preferred Loans than to the rest of your Indebtedness, if any.

12                                               HARTFORD LIFE INSURANCE COMPANY
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LOAN INTEREST

    Interest will accrue on Indebtedness on a daily basis. The table below shows the interest rate We will charge on Your Indebtedness.

                                           FIXED ACCOUNT
                                              MINIMUM
                       PORTION OF          CREDITED RATE
 POLICY YEAR          INDEBTEDNESS             PLUS
 ------------  --------------------------  -------------
 1-10          All Indebtedness                  2%
 11 and later  Preferred loans (if any)          0%
               All Indebtedness in excess        1%
               of Preferred Loans

CREDITED INTEREST

    Any amounts in the Loan Account will be credited with interest at a rate equal to the Fixed Account Minimum Credited Rate.

LOAN REPAYMENTS

    You can repay all or any part of the entire Indebtedness at any time while Your Policy is in force. Each loan repayment must be at least $50. An amount equal to the loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and Sub-Accounts in the same percentage as premium are allocated.

TERMINATION DUE TO EXCESSIVE INDEBTEDNESS

    If total Indebtedness equals or exceeds the Cash Value on any Monthly Activity Date, the Policy will terminate. See "Lapse and Reinstatements," page .

EFFECT OF LOANS ON ACCOUNT VALUE

    A loan, whether or not repaid, will have a permanent effect on the Account Value because the investment results of each Sub-Account will apply only to the amount remaining in such Sub-Accounts. In addition, the rate of interest credited to the Fixed Account may be greater than the Fixed Account Minimum Credited Rate. The longer a loan is outstanding, the greater the effect, whether favorable or unfavorable, is likely to be. If the Fixed Account and the Sub-Accounts earn more than the annual interest rate for funds held in the Loan Account, a Policy Owner's Account Value will not increase as rapidly as it would have had no loan been made. If the Sub-Accounts earn less than the Loan Account, the Policy Owner's Account Value will be greater than it would have been had no loan been made. Also, if not repaid, the aggregate amount of the outstanding loan (i.e., the Indebtedness) will reduce the Death Proceeds and Cash Surrender Value otherwise payable.
                                 DEATH BENEFIT

    The Policy provides for the payment of the Death Proceeds to the named Beneficiary when the Insured dies. The Death Proceeds payable to the Beneficiary equal the Death Benefit less any Indebtedness and less any due and unpaid Monthly Deduction Amount occurring during a Grace Period. The Death Benefit depends on the Death Benefit Option selected by You, the minimum Death Benefit provision, and whether or not the Death Benefit guarantee is available. All or part of the Death Proceeds may be paid in cash or applied under a "Payment Option." See "Other Matters -- Payment Options," page .

DEATH BENEFIT OPTIONS

    There are three Death Benefit Options: the Level Death Benefit Option ("Option A"), the Return of Account Value Death Benefit Option ("Option B") and the Return of Premium Death Benefit Option ("Option C"). Subject to the minimum Death Benefit described below, the Death Benefits under each option are:

1.  Under Option A, the Death Benefit is equal to the Face Amount.

2. Under Option B, the Death Benefit is equal to the Face Amount plus the Account Value.

3. Under Option C, the Death Benefit is equal to the Face Amount plus the lesser of: (a) the sum of the premium paid; and (b) the Option C Limit.

OPTION CHANGE

    You may change Your Death Benefit Option by notifying Us In Writing of the change. Such change will become effective on the Monthly Activity Date following the date we receive Your request. If a change to Option A is elected, the Face Amount will become that amount available as a Death Benefit immediately prior to the option change. If a change to Option B is elected, the Face Amount will become that amount available as a Death Benefit immediately prior to the option change, reduced by the then current Account Value. Changing your Death Benefit Option may result in a Surrender Charge. (See "Decreases in Face Amount", page
 .) You should consult a competent tax adviser regarding the possible adverse tax consequences resulting from a change in your Death Benefit Option.

DEATH BENEFIT GUARANTEE

    The Death Benefit guarantee will keep the Policy in force, regardless of the Policy's investment performance as long as the following conditions are met:

1. the Policy is in the first ten Policy Years (except in certain states where a period less than 10 years may apply); and

2. on each Monthly Activity Date during that period, the cumulative premium paid into this Policy, less Indebtedness, less any withdrawals, equal or exceed the Cumulative Death Benefit Guarantee premium on that date.

    If the Face Amount has not been increased or decreased, the Cumulative Death Benefit Guarantee Premium is:

1. the Cumulative Death Benefit Guarantee Premium on the previous Monthly Activity Date; plus

HARTFORD LIFE INSURANCE COMPANY                                               13
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2.  the current Monthly Death Benefit Guarantee Premium shown on the Policy
    specification page   .

    The Monthly Death Benefit Guarantee Premium will be adjusted to reflect any increases or decreases in the Face Amount during the Death Benefit guarantee period. We will send You a schedule showing the new Monthly Death Benefit Guarantee Premium required for this period and the Death Benefit Guarantee Premium received to date.

    While the Death Benefit guarantee is available, the Death Benefit will be the Face Amount, regardless of the Death Benefit Option.

MINIMUM DEATH BENEFIT

    The Policy has a minimum Death Benefit feature which automatically increases the Death Benefit so that it will never be less than the Account Value multiplied by the Minimum Death Benefit Percentage specified in the Policy. This percentage varies according to the Insured's Issue Age, the Policy Year, sex (where unisex rates are not used) and insurance class.

    EXAMPLES OF THE MINIMUM DEATH BENEFIT:

                                             A           B
                                         ----------  ----------
Face Amount............................  $  100,000  $  100,000
Account Value on Date of Death.........      46,500      34,000
Specified Percentage...................        250%        250%
Death Benefit Option...................    Level       Level

    In Example A, the minimum Death Benefit equals $116,250, i.e., the greater of $100,000 (the Face Amount) or $116,250 (the Account Value at the Date of Death of $46,500, multiplied by the specified percentage of 250%). This amount less any outstanding Indebtedness constitutes the Death Proceeds which We would pay to the Beneficiary.

    In Example B, the minimum Death Benefit is $100,000, i.e., the greater of $100,000 (the Face Amount) or $85,000 (the Account Value of $34,000 multiplied by the specified percentage of 250%).

INCREASES AND DECREASES IN FACE AMOUNT

    At any time after the first Policy Year, You may make a request In Writing to change the Face Amount. The minimum amount by which the Face Amount can be increased or decreased is based on Our rules then in effect. We reserve the right to limit the number of increases or decreases made under the Policy to not more than one in any 12 month period.

    A decrease in the Face Amount will be effective on the Monthly Activity Date following the date We receive Your request. The remaining Face Amount must not be less than that allowed by Our minimum rules then in effect. If You ask to decrease Your Face Amount below the Initial Face Amount a Surrender Charge may be assessed, equal to:

1.  the Surrender Charge applicable to the current Policy Year; multiplied by

2.  the percentage described below.

    The percentage used to determine the Surrender Charge will be calculated by:

1. subtracting the requested Face Amount from the lowest Face Amount prior to the request; and

2.  dividing that difference by the lowest Face Amount prior to the request.

    The Surrender Charge assessed will be deducted from Your Account Value on the Monthly Activity Date effective for the decrease.

    All requests to increase the Face Amount must be applied for on a new application and accompanied by the Policy. All requests will be subject to evidence of insurability satisfactory to Us. Any increase approved by Us will be
effective on the date shown on the new policy specifications page    , provided
that the Monthly Deduction Amount for the first month after the effective date of increase is made.
                              BENEFITS AT MATURITY

    If the Insured is living on the Scheduled Maturity Date, on surrender of the Policy to Hartford Life, Hartford Life will pay to the Policy Owner the Cash Surrender Value. On the Scheduled Maturity Date, unless extended by rider, the Policy will terminate and Hartford Life will have no further obligations under the Policy.
                            LAPSE AND REINSTATEMENT

POLICY LAPSE AND GRACE PERIOD

    During the first Policy Year, the Policy will be in default on any Monthly Activity Date on which the Account Value less Indebtedness is not sufficient to cover the Monthly Deduction Amount.

    During the second Policy Year, the Policy will be in default on any Monthly Activity Date on which the Account Value less Indebtedness less 1/2 of the Surrender Charge for the second Policy Year is not sufficient to cover the Monthly Deduction Amount.

    During the third Policy Year and thereafter, the Policy will be in default on any Monthly Activity Date if the Cash Surrender Value is not sufficient to cover the Monthly Deduction Amount.

    A 61-day period called the "Grace Period" will begin from the date of default. Hartford Life will mail the Owner and any assignee written notice of the amount of premium that will be required to continue the Policy in force. The

14                                               HARTFORD LIFE INSURANCE COMPANY
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premium required will be no greater than the amount required to pay Monthly Deduction Amounts during the Grace period plus three additional Monthly Deduction Amounts. Unless the Death Benefit guarantee is available, the Policy will terminate without value if the required premium is not paid by the end of the Grace Period. If the Death Benefit guarantee is available and sufficient premium has not been paid by the end of the Grace Period, the Death Benefit will be reduced to the Face Amount and any riders will no longer be in force. If the Insured dies during the Grace Period, We will pay the Death Proceeds.

DEATH BENEFIT GUARANTEE DEFAULT AND GRACE PERIOD

    On every Monthly Activity Date during the Death Benefit guarantee period, We will compare the cumulative premium received, less Indebtedness, less withdrawals, to the Cumulative Death Benefit Guarantee Premium for the Death Benefit guarantee period in effect.

    If the cumulative premium received, less Indebtedness, less withdrawals, are less than the Cumulative Death Benefit Guarantee Premium, the Death Benefit guarantee will be deemed to be in default as of that Monthly Activity Date. A Grace Period of 61 days from the date of default will begin. We will mail the Policy Owner and any assignee written notice of the amount of premium required to continue the Death Benefit guarantee.

    At the end of the Grace Period, the Death Benefit guarantee will be removed from the Policy if We have not received the amount of the required premium.

REINSTATEMENT

    Unless the Policy has been surrendered for its Cash Surrender Value, the Policy may be reinstated prior to the Scheduled Maturity Date, provided:

1. You make Your request In Writing within five years from the termination date;

2.  satisfactory evidence of insurability is submitted;

3. any Indebtedness existing at the time of termination is repaid or carried over to the reinstated Policy; and

4. You pay a premium sufficient to cover (1) all Monthly Deduction Amounts that are due and unpaid during the Grace Period; and (2) the sum of Monthly Deduction Amounts for the next three months after the date of reinstatement.

    The Account Value on the reinstatement date will equal:

1.  The Cash Value at the time of termination; plus

2.  Net Premium derived from premium paid at the time of reinstatement; minus

3. the Monthly Deduction Amounts that were due and unpaid during the Policy Grace Period; plus

4. the Surrender Charge at the time of reinstatement. The Surrender Charge is based on the duration from the original Policy Date.
                  THE RIGHT TO EXAMINE OR EXCHANGE THE POLICY

    An applicant has a limited right to return a Policy for cancellation. If the Policy is returned, by mail or personal delivery to Hartford Life or to the agent who sold the Policy, to be canceled within ten days after delivery of the Policy to the Policy Owner, within 10 days of Hartford Life's mailing or personal delivery of a Notice of Right to Withdraw, or within 45 days of completion of the Policy application (whichever is later, and subject to applicable state regulation), Hartford Life will return to the applicant, within seven days thereafter, the greater of the premium paid, less any Indebtedness, or the sum of (1) the Account Value, less any Indebtedness, on the date the returned Policy is received by Hartford Life or its agent and (2) any deductions under the Policy or by the Funds for taxes, charges or fees.

    Once the Policy is in effect, it may be exchanged during the first 24 months after its issuance, for a non-variable life insurance policy offered by Us or an affiliate. No evidence of insurability will be required. The new policy will have an amount at risk which equals or is less than the amount at risk in effect on the date of exchange. Premium under the new policy will be based on the same risk classification as this Policy. An exchange of the Policy under these circumstances should be a tax-free transaction under Section 1035 of the Code.
                                   WITHDRAWAL

    At any time prior to the Scheduled Maturity Date, provided the Policy has a Cash Surrender Value, You may surrender the Policy or withdraw money from it. During the first fifteen (15) Policy Years, a Surrender Charge will apply. The Surrender Charge consists of two component charges: an administrative expense surrender charge and a sales surrender charge.

ADMINISTRATIVE EXPENSE SURRENDER CHARGE

    The Administrative Expense Surrender Charge varies by the Insured's age on the Date of Issue. Your sales representative can provide you with the actual Administrative Expense Surrender Charge that applies to your Issue Age.

HARTFORD LIFE INSURANCE COMPANY                                               15
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The following table represents the Administrative Expense Surrender Charge for a person age 45 on the Date of Issue:

                    AMOUNT PER                      AMOUNT PER
                     $1,000 OF                       $1,000 OF
                   INITIAL FACE                    INITIAL FACE
   POLICY YEAR        AMOUNT        POLICY YEAR       AMOUNT
-----------------  -------------  ---------------  -------------
            1        $    5.00               9       $    3.18
            2        $    5.00              10       $    2.73
            3        $    5.00              11       $    2.27
            4        $    5.00              12       $    1.82
            5        $    5.00              13       $    1.36
            6        $    4.55              14       $    0.91
            7        $    4.09              15       $    0.45
            8        $    3.64              16       $    0.00

    The amount of the charge remains level for five Policy Years. After the fifth Policy Anniversary, the charge decreases uniformly each month until the end of the fifteenth Policy Year when it is zero.

    The Administrative Expense Surrender Charge is designed to cover the administrative expenses associated with underwriting and issuing a Policy, including the costs of processing applications, conducting medical examinations, determining insurability and the Insured's underwriting class, and establishing policy records.

    The sum of the Administrative Expense Surrender Charge and the Monthly Administrative Charge will not exceed the cost Hartford Life incurs in providing administrative services under the Policy. Hartford Life does not expect to profit from the Administrative Expense Surrender Charge.

SALES SURRENDER CHARGE

    The Sales Surrender Charge varies by the Insured's age on the Date of Issue. Your sales representative can provide you with the actual Sales Surrender Charge that applies to your Issue Age. The following table represents the Sales Surrender Charge for a person age 45 on the Date of Issue:

                    AMOUNT PER                      AMOUNT PER
                     $1,000 OF                       $1,000 OF
                   INITIAL FACE                    INITIAL FACE
   POLICY YEAR        AMOUNT        POLICY YEAR       AMOUNT
-----------------  -------------  ---------------  -------------
            1        $    7.00               9       $    4.45
            2        $    7.00              10       $    3.82
            3        $    7.00              11       $    3.18
            4        $    7.00              12       $    2.55
            5        $    7.00              13       $    1.91
            6        $    6.36              14       $    1.27
            7        $    5.73              15       $    0.64
            8        $    5.09              16       $    0.00

    The amount of the charge remains level for five Policy Years. After the fifth Policy Anniversary, the charge decreases uniformly each month until the end of the fifteenth Policy Year when it is zero.

    The Sales Surrender Charges is designed to cover expenses relating to the sale and distribution of the Policy, including commissions paid to any sales personnel, the cost of preparing sales literature and other promotional activities.
                      VALUATION OF PAYMENTS AND TRANSFERS

    We value the Policy on every Valuation Day.

    We will pay Death Proceeds, Cash Surrender Values, Withdrawals, and loan amounts allocable to the Sub-Accounts within seven (7) days after We receive all the information needed to process the payment unless the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the Securities and Exchange Commission ("SEC") or that the SEC declares that an emergency exists.

    Hartford Life may defer payment of any amounts allocated to the Fixed Account for up to six months from the date on which We receive the request.
                            APPLICATION FOR A POLICY

    Individuals wishing to purchase a Policy must submit an application to Hartford Life. Within limits, an applicant may choose the initial Face Amount. A Policy generally will be issued only on the lives of Insureds between the ages of 0 and 80 who supply evidence of insurability satisfactory to Hartford Life. Acceptance is subject to Hartford Life's underwriting rules. Hartford Life reserves the right to reject an application for any reason.

    The Policy will be effective on the Policy Date only after Hartford Life has received all outstanding delivery requirements and received the initial premium. The Policy Date is the date used to determine all future cyclical transactions on the Policy, e.g., Monthly Activity Date, Policy Months and Policy Years.
                      REDUCED CHARGES FOR ELIGIBLE GROUPS

    Certain charges and deductions described below may be reduced for a Policy issued in connection with a specific plan in accordance with Our rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a plan must satisfy certain criteria as to, for example, size of the plan, expected number of participants and anticipated premium payment from the plan. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the plan, the purposes for which the Policy is purchased and certain characteristics for the plan's members. The amount of reduction and the criteria for qualification are a reflection of the reduced sales effort and administrative costs resulting from, and the different

16                                               HARTFORD LIFE INSURANCE COMPANY
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mortality experience expected as a result of, sales to qualifying plans. We may modify from time to time on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Separate Account VL I.
                          DEDUCTIONS FROM THE PREMIUM

    Before allocating the premium to the Account Value, a deduction is made for the premium tax and federal tax charge and front-end sales load. The amount of each premium allocated to the Account Value is Your Net Premium.

PREMIUM TAX CHARGE AND FEDERAL TAX CHARGE

    We deduct, as a premium tax charge, a percentage of each premium to cover premium-based taxes assessed against Hartford Life by a state or other governmental entity. This percentage will vary depending on the tax rates in effect there and is based on the actual tax imposed. The range is generally between 0% and 3.5%.

    We also deduct a 1.25% charge from each premium payment to cover the estimated costs to Us of the federal income tax treatment of the Policy's deferred acquisition costs under Section 848 of the Code. We have determined that this charge is reasonable in relation to our increased federal income tax burden under the Code resulting from the receipt of premium.

    The Federal Tax Charge is a factor Hartford Life must use when computing the maximum sales load chargeable under Securities and Exchange Commission rules.

FRONT-END SALES LOAD

    The front-end sales load is a charge deducted from each premium. The current and maximum front-end sales load for all premium is 5.0% in the first Policy Year and 2.0% for Policy Years 2 through 10. After Policy Year 10, the front-end sales load is currently 0%. We reserve the right to charge a maximum of 2.0%.

EXAMPLES OF FRONT-END SALES LOADS/IMPACT OF REFUND OF SALES LOAD

    An example of the actual Front-End Sales Loads and the impact of the refund of the load, if any, (see "Sales Load Refund" on page ), for a Policy is shown below. This example uses the same specific information (i.e., Issue Age, Face Amount, premium level, etc.) as the illustration on page of the prospectus.

Death Benefit Option:                    Level
Face Amount:                             $250,000
Charges Assumed:                         Current
Issue Age/Sex/Class:                     45/Male/Preferred
Guideline Annual Premium:                $4,483.41
Annual Planned Premium:                  $3,250.00
Assumed Gross Annual Investment Return   0%

    The Total Cumulative Sales Load column on the far right of the table below represents the sum of all loads which would have been assessed since the issue of the policy assuming a surrender of the Policy at the end of the corresponding policy year.

    This is:

(1) The sum of the Cumulative Front-End Sales Load, plus

(2) The actual Surrender Charge for that Policy Year, minus

(3) The Sales Load Refund, if any, applicable to that Policy year.

HARTFORD LIFE INSURANCE COMPANY                                               17
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                   Additional Charges/Credits if Surrendered

            CUMULATIVE                                                                    TOTAL
             FRONT-END     MAXIMUM    YEAR END     ACTUAL        SALES       SALES      CUMULATIVE
  POLICY       SALES      SURRENDER    ACCOUNT    SURRENDER    SURRENDER     LOAD     SALES LOAD IF
   YEAR        LOAD        CHARGE       VALUE      CHARGE       CHARGES     REFUND    SURRENDERED**
----------  -----------  -----------  ---------  -----------  -----------  ---------  --------------
    1               65        3,000       1,880       1,880          630           0           695
    2              130        3,000       3,849       3,000        1,750         333         1,547
    3              195        3,000       5,724       3,000        1,750           0         1,945
    4              260        3,000       7,498       3,000        1,750           0         2,010
    5              325        3,000       9,247       3,000        1,750           0         2,075
    6              390        2,727      10,887       2,727        1,590           0         1,980
    7              455        2,455      12,433       2,455        1,433           0         1,888
    8              520        2,183      13,878       2,183        1,273           0         1,793
    9              585        1,910      15,212       1,910        1,113           0         1,698
    10             650        1,638      16,429       1,638          955           0         1,605
    11             715        1,363      17,807       1,363          795           0         1,510
    12             780        1,090      19,172       1,090          638           0         1,418
    13             845          818      20,385         818          478           0         1,323
    14             910          545      21,431         545          318           0         1,228
    15             975          273      22,292         273          160           0         1,135
    16            1040            0      22,949           0            0           0         1,040

    *The Actual Surrender Charge assessed is the smaller of:

      (a) The contractual maximum surrender charge, or

      (b) Year-End Account Value

    **The Total Cumulative Sales Load If Surrendered assumes a surrender of the Policy at the end of that Policy Year and is:

      (a) The Cumulative Front-End Sales Load, plus

      (b) Sales Surrender Charge, minus

      (c) Sales Load Refund.

                        DEDUCTIONS AND CHARGES FROM THE
                                 ACCOUNT VALUE

MONTHLY DEDUCTION AMOUNTS

    On the Policy Date and on each subsequent Monthly Activity Date, Hartford Life will deduct an amount (the "Monthly Deduction Amount") from the Account Value to cover certain charges and expenses incurred in connection with a Policy. Each Monthly Deduction Amount will be deducted on a Pro Rata Basis from the Fixed Account and each of the Sub-Accounts. The Monthly Deduction Amount will vary from month to month.

    The Monthly Deduction Amount equals:

1.  the charge for the Cost of Insurance; plus

2.  the Monthly Administrative charge; plus

3.  the Mortality and Expense Risk Charge; plus

4.  the charges for additional benefits provided by rider.

      1. COST OF INSURANCE CHARGE

         The charge for the Cost of Insurance is equal to:

      (a) the Cost of Insurance rate per $1,000;
          multiplied by

      (b) the amount at risk; divided by

      (c) $1,000

      The amount at risk equals the Death Benefit less the Account Value on that date, prior to assessing the Monthly Deduction Amount.

      A charge for a special insurance class rating of an Insured may be made against the Account Value, if applicable. This charge is to compensate Hartford Life for the additional mortality risk associated with individuals in these classes.

18                                               Hartford Life Insurance Company
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       The Cost of Insurance charge is to cover Hartford Life's anticipated mortality costs and other expenses. For standard risks, the Cost of Insurance rates will not exceed those based on the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. A table of guaranteed Cost of Insurance rates per $1,000 will be included in each Policy; however, Hartford Life reserves the right to use rates less than those shown in the table. Substandard risks will be charged a higher Cost of Insurance rate that will not exceed rates based on a multiple of the 1980 Commissioners' Standard Ordinary Mortality Smoker or Nonsmoker Table, age last birthday. The multiple will be based on the Insured's risk class. Hartford Life will determine the Cost of Insurance rate at the start of each Policy Year. Any changes in the Cost of Insurance rate will be made uniformly for all Insureds of the same issue age, sex and risk class and whose coverage has been inforce for the same length of time. No change in insurance class or cost will occur on account of deterioration of the Insured's health.

      Because the Account Value and the Death Benefit under a Policy may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Activity Date.

      2. MONTHLY ADMINISTRATIVE CHARGE

      Hartford Life will assess a Monthly Administrative Charge to reimburse Hartford Life for administrative costs in connection with the Policy. The current Monthly Administrative Fee is $25.00 per month for the first Policy Year, $10.00 per month in Policy Year 2-10 and $5.00 per month in Policy Years 11 and later, not to exceed $7.50 per month in Policy Years 11 and later.

      The sum of the Monthly Administrative Charge and the Administrative Services Sales Charge will not exceed the cost Hartford Life incurs in providing administrative services under the Policy.

      3. MORTALITY AND EXPENSE RISK CHARGE

      A charge is made for mortality and expense risks assumed by Hartford Life. Hartford Life may profit from this charge. See also, "Policy Benefits and Rights -- Account Values," page .

      The current Mortality and Expense Risk Charge for any Monthly Activity Date is equal to: (a) the current Mortality and Expense Risk Rate; multiplied by (b) the portion of the Account Value allocated to the Sub-Accounts on the Monthly Activity Date prior to assessing the Monthly Deduction Amount.

      The current and guaranteed Mortality and Expense Risk Rate for the first ten Policy Years is 0.80% (.067% per month). After the tenth Policy Year, the current rate is 0.25% (.021% per month), with a maximum Rate of 0.50% (.042% per month).

      The mortality risk assumed is that the Cost of Insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the administrative charges set in the Policy. Hartford Life may profit from the mortality and expense risk charge and may use any profits for any proper purpose, including any difference between the cost it incurs in distributing the Policy and the proceeds of the front-end sales load.

      4. RIDER CHARGE

      If the Policy includes riders, a charge is made applicable to the riders from the Account Value on each Monthly Activity Date. The charge applicable to these riders is to compensate Hartford Life for anticipated cost of providing these benefits and are specified on the applicable rider. The riders available are described on page under "Supplemental Benefits" section.

CHARGES AGAINST THE FUNDS

    The investment advisers charge the Funds an investment management fee on a daily basis as compensation for services. The following Table shows the fee charged for each Fund available for investment by Policy Owners.

HARTFORD LIFE INSURANCE COMPANY                                               19
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                                                                                       ANNUAL INVESTMENT MANAGEMENT FEES
                                                                                           AS A PERCENTAGE OF AVERAGE
HARTFORD FUNDS                                                                                  DAILY NET ASSETS
--------------------------------------------------------------------------  --------------------------------------------------------
Hartford Capital Appreciation Fund, Inc.,
  Hartford Advisers Fund, Inc.,
  Hartford International Opportunities Fund, Inc.,
  Hartford Dividend and Growth Fund, Inc..................................  575% of the first $250 million of average net assets
                                                                            .525% of the next $250 million of average net assets
                                                                            .475% of the next $250 million of average net assets
                                                                            .425% of any amount over $1.0 billion
Hartford Bond Fund, Inc.,
  Hartford Stock Fund, Inc................................................  .325% of the first $250 million of average net assets
                                                                            .300% of the next $250 million of average net assets
                                                                            .275% of the next $250 million of average net assets
                                                                            .250% of any amount over $1.0 billion
Hartford Index Fund, Inc..................................................  .20%
Hartford Mortgage Securities Fund, Inc.,
  HVA Money Market Fund, Inc..............................................  .25%


PUTNAM FUNDS
--------------------------------------------------------------------------
PCM Diversified Income Fund,
  PCM Global Asset Allocation Fund,
  PCM High Yield Fund,
  PCM New Opportunities Fund,
  PCM Voyager Fund........................................................  .70% of the first $500 million of average net assets
                                                                            .60% of the next $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of any amount over $1.5 billion
PCM Growth and Income Fund................................................  .65% of the first $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $500 million of average net assets
                                                                            .45% of any amount over $1.5 billion
PCM Money Market Fund.....................................................  .45% of the first $500 million of average net assets
                                                                            .35% of the next $500 million of average net assets
                                                                            .30% of the next $500 million of average net assets
                                                                            .25% of any amount over $1.5 billion
PCM U.S. Government and
  High Quality Bond Fund..................................................  .65% of the first $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $500 million of average net assets
                                                                            .45% of the next $5 billion of average net assets
                                                                            .425% of the next $5 billion of average net assets
                                                                            .405% of the next $5 billion of average net assets
                                                                            .39% of the next $5 billion of average net assets
                                                                            .38% of any excess thereafter
PCM Global Growth Fund....................................................  .60%
PCM Utilities Growth and Income Fund......................................  .70% of the first $500 million of average net assets
                                                                            .60% of the next $500 million of average net assets
                                                                            .55% of the next $500 million of average net assets
                                                                            .50% of the next $5 billion of average net assets
                                                                            .475% of the next $5 billion of average net assets
                                                                            .455% of the next $5 billion of average net assets
                                                                            .44% of the next $5 billion of average net assets
                                                                            .43% of any excess thereafter

FIDELITY FUNDS
--------------------------------------------------------------------------
Equity-Income Portfolio...................................................  .52%
Overseas Portfolio........................................................  .77%
Asset Manager Portfolio...................................................  .72%

20                                               HARTFORD LIFE INSURANCE COMPANY
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TAXES

    Currently, no charge is made to Separate Account VL I for federal, state, and local taxes that may be allocable to Separate Account VL I. A change in the applicable federal, state or local tax laws which impose tax on Hartford Life and/or Separate Account VL I may result in a charge against the Policy in the future. Charges for other taxes, if any, allocable to Separate Account VL I may also be made.
                                  THE COMPANY

    Hartford Life Insurance Company ("Hartford Life") was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to Connecticut. It is a stock life insurance company engaged in the business of writing health and life insurance, both individual and group, in all states of the United States and the District of Columbia. The offices of Hartford Life are located in Simsbury, Connecticut; however, its mailing address is P.O. Box 2999, Hartford, CT 06104-2999.

    Hartford Life is ultimately 100% owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. On December 20, 1995, Hartford Fire Insurance Company became an independent, publicly traded corporation.

    Hartford Life is rated A+ (superior) by A.M. Best and Company, Inc., on the basis of its financial soundness and operating performance. Hartford Life is rated AA by Standard & Poor's and AA+ by Duff and Phelps on the basis of its claims paying ability. These ratings do not apply to the investment performance of the Sub-Accounts of the Separate Account. These ratings do apply to Hartford Life's ability to meet its insurance obligations, including those under the Policy.

    Hartford Life is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with that Commissioner on or before March 1 in each year covering the operations of Hartford Life for the preceding year and its financial condition on December 31 of such year. Its books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted by the Commissioner pursuant to standards established by the National Association of Insurance Commissioners ("NAIC") at least once in every four years. In addition, Hartford Life is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance contracts. Hartford Life is also subject to various Federal and state securities laws and regulations.
                             SEPARATE ACCOUNT VL I
                                    GENERAL

    Separate Account VL I is a separate account of Hartford Life established on September 18, 1992 pursuant to the insurance laws of the State of Connecticut and organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Separate Account VL I meets the definition of "separate account" under federal securities law. Under Connecticut law, the assets of Separate Account VL I are held exclusively for the benefit of Policy Owners and persons entitled to payments under the Policy. The assets for Separate Account VL I are not chargeable with liabilities arising out of any other business which Hartford Life may conduct.
                                     FUNDS

    The assets of each Sub-Account of Separate Account VL I are invested exclusively in one of the Funds. A Policy Owner may allocate premium payments among the Sub-Accounts. Policy Owners should review the following brief descriptions of the investment objectives of each of the Funds in connection with that allocation. There is no guarantee that any of the Funds will achieve its stated objectives. Policy Owners are also advised to read the prospectuses for each of the Funds accompanying this prospectus for more detailed information.

HARTFORD FUNDS

 HARTFORD ADVISERS FUND, INC.

    To achieve maximum long term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments. The investment adviser will vary the investments of the Fund among equity and debt securities and money market instruments depending upon its analysis of market trends. Total rate of return consists of current income, including dividends, interest and discount accruals and capital appreciation.

 HARTFORD BOND FUND, INC.

    To achieve maximum current income consistent with preservation of capital by investing primarily in bonds.

 HARTFORD CAPITAL APPRECIATION FUND, INC.

    To achieve growth of capital by investing in equity securities and securities convertible into equity securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

HARTFORD LIFE INSURANCE COMPANY                                               21
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 HARTFORD DIVIDEND AND GROWTH FUND, INC.

    To achieve a high level of current income consistent with growth of capital and reasonable investment risk by investing primarily in equity securities and securities convertible into equity securities.

 HARTFORD INDEX FUND, INC.

    To provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.*

 HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

    To achieve long-term total return consistent with prudent investment risk through investment primarily in equity securities issued by foreign companies.

 HARTFORD MORTGAGE SECURITIES FUND, INC.

    To achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association ("GNMA").

 HARTFORD STOCK FUND, INC.

    To achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in equity-type securities.

 HVA MONEY MARKET FUND, INC.

    To achieve maximum current income consistent with liquidity and preservation of capital by investing in money market securities.

PUTNAM FUNDS

 PCM DIVERSIFIED INCOME FUND

    Seeks high current income consistent with capital preservation by investing in the following three sectors of the fixed income securities markets: U.S. Government Sector, High Yield Sector (which invests primarily in what are commonly referred to as "junk bonds"), and International Sector. See the special considerations for investments in high yield securities described in the Putnam Fund prospectus.

 PCM GLOBAL ASSET ALLOCATION FUND

    Seeks a high level of long-term total return consistent with preservation of capital by investing in U.S. equities, international equities, U.S. fixed income securities, and international fixed income securities.

 PCM GLOBAL GROWTH FUND

    Seeks capital appreciation through a globally diversified common stock portfolio.

 PCM GROWTH AND INCOME FUND

    Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income, or both.

 PCM HIGH YIELD FUND

    Seeks high current income by investing primarily in high-yielding, lower-rated fixed income securities (commonly referred to as "junk bonds"), constituting a diversified portfolio which Putnam Investment Management, Inc. ("Putnam Management") believes does not involve undue risk to income or principal. Capital growth is a secondary objective when consistent with seeking high current income. See the special considerations for investments for high yield securities described in the Putnam Fund prospectus.

 PCM MONEY MARKET FUND

    Seeks to achieve as high a level of current income as Putnam Management believes is consistent with preservation of capital and maintenance of liquidity by investing in high-quality money market instruments.

 PCM NEW OPPORTUNITIES FUND

    Seeks long-term capital appreciation by investing principally in common stocks of companies in sectors of the economy which Putnam Management believes possess above average long-term growth potential.

 PCM U.S. GOVERNMENT AND HIGH QUALITY BOND FUND

    Seeks current income consistent with preservation of capital by investing primarily in through investment in securities issued or guaranteed as to principal and interest by the U.S. Government or by its agencies or instrumentalities and in other debt obligations rated at least A by Standard & Poor's or Moody's or, if not rated, determined by Putnam Management to be of comparable quality.

 PCM UTILITIES GROWTH AND INCOME FUND

    Seeks capital growth and current income by concentrating its investments in securities issued by companies in the public utilities industries.

 PCM VOYAGER FUND

    Aggressively seeks capital appreciation primarily from a portfolio of common stocks of companies that Putnam Management believes have potential for capital appreciation which is significantly greater than that of market averages.

* "STANDARD & POOR'S-REGISTERED TRADEMARK-", "S&P-REGISTERED TRADEMARK-", "S&P 500-REGISTERED TRADEMARK-", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY HARTFORD LIFE INSURANCE COMPANY AND AFFILIATES. THE HARTFORD INDEX FUND, INC. ("INDEX FUND") IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S ("S&P") AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE INDEX FUND.

22                                               HARTFORD LIFE INSURANCE COMPANY
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FIDELITY FUNDS

 EQUITY-INCOME PORTFOLIO

    To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Daily Stock Price Index of 500 Common Stocks. The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities. For a further discussion of lower-rated securities, please see "Risks of Lower-Rated Debt Securities" in the Fidelity prospectus for this Portfolio.

 OVERSEAS PORTFOLIO

    To seek long-term growth of capital primarily through investments in foreign securities and provide a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

 ASSET MANAGER PORTFOLIO

    To seek high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term fixed-income instruments.

    The Hartford Funds are organized as corporations under the laws of the State of Maryland and are registered as diversified open-end management companies under the Investment Company Act of 1940. The Putnam Funds are portfolios of the Putnam Capital Manager Trust, which is organized as a business trust under the laws of Massachusetts as an open-end series investment company under the Investment Company Act of 1940. The Fidelity Funds involve two diversified open-end management investment companies, each with multiple portfolios and organized as a Massachusetts business trust. The Equity-Income Portfolio and Overseas Portfolio are portfolios of the Variable Insurance Products Fund. The Asset Manager Portfolio is a portfolio of the Variable Insurance Products Fund II.

    Each Fund continually issues an unlimited number of full and fractional shares of beneficial interest in the Fund. Such shares are offered to separate accounts, including Separate Account VL I, established by Hartford Life or one of its affiliated companies specifically to fund the Policy and other policies issued by Hartford Life or its affiliates as permitted by the Investment Company Act of 1940.

    It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Funds simultaneously. Although neither Hartford Life nor the Funds currently foresee any such disadvantages either to variable life insurance Policy Owners or to variable annuity Policy Owners, the Board of Directors intend for the Hartford Funds and the Board of Trustees for the Putnam Funds and the Fidelity Funds (collectively the "Board") to monitor events in order to identify any material conflicts between such Policy Owners and to determine what action, if any, should be taken in response thereto. If the Boards were to conclude that separate funds should be established for variable life and variable life insurance separate accounts, Hartford Life will bear the attendant expenses.

    All investment income of and other distributions to each Sub-Account of Separate Account VL I arising from the applicable Fund are reinvested in shares of that Fund at net asset value. The income and both realized gains or losses on the assets of each Sub-Account of Separate Account VL I are therefore separate and are credited to or charged against the Sub-Account without regard to income, gains or losses from any other Sub-Account or from any other business of Hartford Life. Hartford Life will purchase shares in the Funds in connection with premium payments allocated to the applicable Sub-Account in accordance with Policy Owners' directions and will redeem shares in the Funds to meet Policy obligations or make adjustments in reserves, if any. The Funds are required to redeem Fund shares at net asset value and generally to make payment within seven days.

    Hartford Life reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for Separate Account VL I and its Sub-Accounts which fund the Policy. If shares of any of the Funds should no longer be available for investment, or if, in the judgment of Hartford Life's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policy, Hartford Life may substitute shares of another Fund for shares already purchased, or to be purchased in the future, under the Policy. No substitution of securities will take place without notice to and consent of Policy Owners and without prior approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940. Subject to Policy Owner approval, if required, Hartford Life also reserves the right to end the registration under the Investment Company Act of 1940 of Separate Account VL I or any other separate accounts of which it is the depositor which may fund the Policy.

    Each Fund is subject to certain investment restrictions which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying prospectuses for each of the Funds.
                               INVESTMENT ADVISER

HARTFORD FUNDS

    The investment adviser for each of the Hartford Funds is The Hartford Investment Management Company

HARTFORD LIFE INSURANCE COMPANY                                               23
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("HIMCO"), a wholly-owned subsidiary of Hartford Life Insurance Company. HIMCO was organized under the laws of the State of Connecticut in October of 1981.

    HIMCO also serves as investment adviser to several other Hartford Life sponsored funds which are also registered with the Securities and Exchange Commission. HIMCO is registered as an investment adviser under the Investment Advisers Act of 1940. HIMCO provides investment advice and, in general, supervises the management and investment program of Hartford Bond Fund, Inc., Hartford Index Fund, Inc., Hartford Mortgage Securities Fund, Inc., and HVA Money Market Fund, Inc., pursuant to an Investment Advisory Agreement entered into with each of these Funds for which HIMCO receives a fee. HIMCO also supervises the investment programs of Hartford Advisers Fund, Inc., Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford International Opportunities Fund, Inc., and Hartford Stock Fund, Inc. pursuant to an Investment Management Agreement for which HIMCO receives a fee. In addition, with respect to these five Funds, HIMCO has a Sub-Investment Advisory Agreement with Wellington Management Company ("Wellington Management") to provide an investment program to HIMCO for utilization by HIMCO in rendering services to these funds. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, other institutions and individuals. Wellington Management is organized as a private Massachusetts partnership and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. See the accompanying prospectuses for each of the Funds for a more complete description of HIMCO and Wellington Management and their respective fees.

PUTNAM FUNDS

    Putnam Management, One Post Office Square, Boston, Massachusetts, 02109, serves as the investment manager for the Putnam Funds. An affiliate, the Putnam Advisory Company, Inc. manages domestic and foreign institutional accounts and mutual funds. Another affiliate, Putnam Fiduciary Trust Company, provides investment advice to institutional clients under its banking and fiduciary policies. Putnam Management and its affiliates are wholly-owned subsidiaries of Marsh & McLennan Companies, Inc., a publicly owned holding company whose principal businesses are international insurance brokerage and employee benefit consulting.

FIDELITY FUNDS

    The Fidelity Funds are managed by Fidelity Management & Research Company ("Fidelity Management"), whose principal business address is 82 Devonshire Street, Boston, Massachusetts. Fidelity Management is one of America's largest investment management organizations. It is composed of a number of different companies, which provide a variety of financial services and products. Fidelity Management is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. Various Fidelity companies perform certain activities required to operate Variable Insurance Products Fund and Variable Insurance Products Fund II.
                               THE FIXED ACCOUNT

    THAT PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNT MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

    Premium Payments and Account Values allocated to the Fixed Account become a part of the general assets of Hartford Life. Hartford Life invests the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.

    The Fixed Account Minimum Credited Rate is shown in the Contract. Currently, Hartford Life guarantees that it will credit interest at a rate of not less than 4% per year, compounded annually, to amounts allocated to the Fixed Account under the Policy. Hartford Life may credit interest at a rate in excess of the Fixed Account Minimum Credited Rate, however, Hartford Life is not obligated to credit any interest in excess of the Fixed Account Minimum Credited Rate. There is no specific formula for the determination of excess interest credits. Some of the factors that Hartford Life may consider in determining whether to credit excess interest to amounts allocated to the Fixed Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on Hartford Life's investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF THE FIXED ACCOUNT MINIMUM CREDITED RATE WILL BE DETERMINED IN THE SOLE DISCRETION OF HARTFORD LIFE. THE POLICY OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY

24                                               HARTFORD LIFE INSURANCE COMPANY
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NOT EXCEED THE FIXED ACCOUNT MINIMUM CREDITED RATE.
                                 OTHER MATTERS
                                 VOTING RIGHTS

    In accordance with its view of presently applicable law, Hartford Life will vote the shares of the Funds at regular and special meetings of the shareholders of the Funds in accordance with instructions from Policy Owners (or the assignee of the Policy, as the case may be) having a voting interest in Separate Account VL I. The number of shares held in the Separate Account which are allocable to each Policy Owner is determined by dividing the Policy Owner's interest in each Sub-Account by the net asset value of the applicable shares of the Funds. Hartford Life will vote shares for which no instructions have been given and shares which are not allocable to Policy Owners (i.e., shares owned by Hartford
Life) in the same proportion as it votes shares for which it has received instructions. If the Investment Company Act of 1940 or any rule promulgated thereunder should be amended, however, or if Hartford Life's present interpretation should change and, as a result, Hartford Life determines it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

    The voting interests of the Policy Owner (or the assignee) in the Funds will be determined as follows: Policy Owners may cast one vote for each full or fractional Accumulation Unit owned under the Policy and allocated to a Sub-Account the assets of which are invested in the particular Fund on the record date for the shareholder meeting for that Fund. If, however, a Policy Owner has taken a loan secured by the Policy, amounts transferred from the Sub-Account(s) to the Loan Account(s) in connection with the loan (see "Policy Benefits and Rights -- Policy Loans," pages and ) will not be considered in determining the voting interests of the Policy Owner. Policy Owners should review the prospectuses for the Funds which accompany this Prospectus to determine matters on which shareholders may vote.

    Hartford Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Hartford Life itself may disregard voting instructions in favor of changes initiated by a Policy Owner in the investment policy or the investment adviser of the Funds if Hartford Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.
                          STATEMENTS TO POLICY OWNERS

    We will send You a statement at least once each Policy Year, showing:

1.  the current Account Value, Cash Surrender Value and Face Amount;

2.  the premium paid, Monthly Deduction Amounts and loans since the last report;

3.  the amount of any Indebtedness;

4.  notifications required by the provisions of the Policy; and

5. any other information required by the Insurance Department of the State where the Policy was delivered.
                           LIMIT ON RIGHT TO CONTEST

    Hartford Life may not contest the validity of the Policy after it has been in effect during the lifetime of the Insured for two years from the Issue Date. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to the premium paid less any Indebtedness and withdrawals.
                             MISSTATEMENT AS TO AGE

    If the age of an Insured is incorrectly stated, the amount of Death Benefit will be appropriately adjusted as specified in the Policy.
                                PAYMENT OPTIONS

    Proceeds under the Policy may be paid in a lump sum or may be applied to one of Hartford Life's payment options. The minimum amount that may be placed under a payment option is subject to the then current rules of Hartford Life. Once payments under Options 2, 3 or 4 commence, no surrender of the Policy may be made for the purpose of receiving a lump sum settlement in lieu of the life insurance payments. The following options are available under the Policy.

    FIRST OPTION -- Interest Income

    Payments of interest at the rate We declare, but not less than 3 1/2% per year, on the amount applied under this option.

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    SECOND OPTION -- Income of Fixed Amount
    Equal payments of the amount chosen until the amount applied under this option, with interest of not less than 3 1/2% per year, is exhausted. The final payment will be for the balance remaining.

    THIRD OPTION -- Payments for a Fixed Period
    An amount payable monthly for the number of years selected which may be from 1 to 30 years.

    FOURTH OPTION -- Life Income

      LIFE ANNUITY -- an annuity payable monthly during the lifetime of the annuitant and terminating with the last monthly payment due preceding the death of the annuitant.

      LIFE ANNUITY WITH 120 MONTHLY PAYMENTS CERTAIN -- an annuity providing monthly income to the annuitant for a fixed period of 120 months and for as long thereafter as the annuitant shall live.

    The Tables in the Policy provide for guaranteed dollar amounts of monthly payments for each $1,000 applied under the four Payment Options. Under the Fourth Option, the amount of each payment will depend upon the age of the Annuitant at the time the first payment is due. If any periodic payment due any payee is less than $200, Hartford Life may make payments less often.

    The Table for the Fourth Option is based on the 1983a Individual Annuity Mortality Table set back one year and a net investment rate of 3.5% per annum. The Tables for the First, Second and Third Options are based on a net investment rate of 3.5% per annum. Hartford Life may, however, from time to time, at Our discretion if mortality appears more favorable and interest rates justify, apply other tables which will result in higher monthly payments for each $1,000 applied under one or more of the four Payment Options.

    Hartford Life will make any other arrangements for income payments as may be agreed on.
                                  BENEFICIARY

    The applicant names the Beneficiary in the application for the Policy. The Policy Owner may change the Beneficiary (unless irrevocably named) during the lifetime of the Insured by written request to Hartford Life. If no Beneficiary is living when the Insured dies, the Death Proceeds will be paid to the Policy Owner if living; otherwise to the Policy Owner's estate.
                                   ASSIGNMENT

    The Policy may be assigned as collateral for a loan or other obligation. Hartford Life is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.
                                   DIVIDENDS

    No dividends will be paid under the Policy.
                             SUPPLEMENTAL BENEFITS

    The following supplemental benefits, which are subject to the restrictions and limitations set forth therein, are among the options that may be included in a Policy by rider. The Monthly Deduction Amount will be increased to include the charges for any rider.
                         MATURITY DATE EXTENSION RIDER

    We will extend the Scheduled Maturity Date (the date on which the Policy will mature) to the date of the death of the Insured regardless of the age of the Insured. Certain Death Benefit and premium restrictions apply. See "Income Taxation of Policy Benefits."
                              TERM INSURANCE RIDER

    We will pay an amount upon the death of a designated insured person other than the Insured Person while this Policy remains in force.
                         DEDUCTION AMOUNT WAIVER RIDER

    Subject to certain age and underwriting restrictions, the Policy may include a Deduction Amount Waiver Rider. This rider provides for the waiver of the Policy's Monthly Deduction Amounts in the event of total disability prior to the Insured reaching Attained Age 65 and continuing for at least six months. The number of Monthly Deduction Amounts waived depends on the Insured's Attained Age when the disability began. If this rider is added, the Monthly Deduction Amounts will be increased to include the charges for this rider.
              WAIVER OF SPECIFIED AMOUNT DISABILITY BENEFIT RIDER

    If the Insured becomes totally disabled, We will credit the Policy with a premium equal to the Specified Amount Disability Benefit for as long as the Insured remains totally disabled, subject to certain qualifications and restrictions.

26                                               HARTFORD LIFE INSURANCE COMPANY
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                         ACCIDENTAL DEATH BENEFIT RIDER

    Subject to certain age and underwriting requirements, the Policy may include an Accidental Death Benefit Rider. This rider provides for an increase in the amount paid upon the death of the Insured if the death results from an accident.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Louis J. Abdou, 53                Vice President, 1987                Vice President (1987-Present), Hartford Life.
Wendell J. Bossen, 62             Vice President, 1992**              President (1992-Present), International Corporate Marketing
                                                                        Group, Inc.; Executive Vice President (1984-1992), Mutual
                                                                        Benefit.
Gregory A. Boyko, 44              Vice President, 1995                Vice President and Controller (1995-Present), Hartford Life;
                                                                        Chief Financial Officer (1994-1995), IMG American Life;
                                                                        Senior Vice President (1992-1994), Connecticut Mutual Life
                                                                        Insurance Company.
Peter W. Cummins, 59              Vice President, 1989                Vice President, Individual Annuity Operations (1989-Present),
                                                                        Hartford Life.
Ann M. deRaismes, 45              Vice President, 1994                Vice President (1994-Present); Assistant Vice President
                                                                        (1992); Director of Human Resources (1991-Present),
                                                                        Hartford Life.
Timothy M. Fitch, 43              Vice President, 1995                Vice President (1995-Present); Assistant Vice President
                                                                        (1993); Director (1991), Hartford Life.
Donald R. Frahm, 64               Chairman and Chief Executive        Chairman and Chief Executive Officer of the Hartford
                                    Officer, 1988 Director, 1988*       Insurance Group (1988-Present).
Bruce D. Gardner, 45              Vice President, 1996 Director,      Vice President (1996-Present); General Counsel and Corporate
                                    1994*                               Secretary (1991-1996), Hartford Life.
Joseph H. Gareau, 49              Executive Vice President and Chief  Executive Vice President and Chief Investment Officer,
                                    Investment Officer, 1993            (1993-Present), Hartford Life; Senior Vice President and
                                    Director, 1993*                     Chief Investment Officer (1992), ITT Hartford's
                                                                        Property-Casualty Companies.
J. Richard Garrett, 51            Treasurer, 1994 Vice President,     Treasurer (1994-Present); Vice President (1993-Present)
                                    1993                                Hartford Life; Treasurer (1977), Hartford Insurance Group.
John P. Ginnetti, 50              Executive Vice President, 1994      Executive Vice President and Director Asset Management
                                                                        Services (1994-Present); Senior Vice President, (1988),
                                                                        Hartford Life.
Lynda Godkin, 42                  General Counsel, 1996 Corporate     Associate General Counsel and Corporate Secretary
                                    Secretary, 1995                     (1995-Present); Assistant General Counsel and Secretary
                                                                        (1994); Counsel (1990), Hartford Life.
Lois W. Grady, 51                 Vice President, 1993                Vice President (1993-Present); Assistant Vice President
                                                                        (1988), Hartford Life.
David A. Hall, 42                 Senior Vice President and Actuary,  Senior Vice President and Actuary (1992-Present), Hartford
                                    1992                                Life.
Joseph Kanarek, 48                Vice President, 1991                Vice President (1991-Present), Hartford Life.
Robert A. Kerzner, 44             Vice President, 1994                Vice President (1994-Present); Regional Vice President
                                                                        (1991); Life Sales Manager (1990), Hartford Life.
Kevin J. Kirk, 44                 Vice President, 1992                Vice President (1992-Present); Assistant Vice President;
                                                                        Assistant Director, Asset Management Services (1985);
                                                                        Hartford Life.

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                                                                                       OTHER BUSINESS PROFESSION,
                                                                                         VOCATION OR EMPLOYMENT
                                     POSITION WITH ITT HARTFORD,                            FOR PAST 5 YEARS;
           NAME, AGE                       YEAR OF ELECTION                                OTHER DIRECTORSHIPS
--------------------------------  ----------------------------------  -------------------------------------------------------------
Andrew W. Kohnke, 47              Vice President, 1992                Vice President (1992-Present); Assistant Vice President
                                                                        (1989), Hartford Life.
Steven M. Maher, 41               Vice President and Actuary, 1993    Vice President and Actuary (1993-Present); Assistant Vice
                                                                        President (1987), Hartford Life.
William B. Malchodi, Jr., 45      Vice President, 1994 Director or    Vice President (1994-Present); Director of Taxes
                                    Taxes, 1992                         (1992-Present); Assistant General Counsel and Assistant
                                                                        Director of Taxes (1986), Hartford Insurance Group.
Thomas M. Marra, 37               Executive Vice President, 1966      Executive Vice President and Director Individual Life and
                                    Director, 1994*                     Annuity Division (1996-Present); Senior Vice President and
                                                                        Director, Individual Life and Annuity Division (1993-1996);
                                                                        Director of Individual Annuities (1991), Hartford Life.
Robert F. Nolan, 41               Vice President, 1995                Vice President (1995-Present), Assistant Vice President
                                                                        Hartford Life; Manager Public Relations (1986), Aetna Life
                                                                        and Casualty Insurance Co.
Joseph J. Noto, 44                Vice President, 1989                Vice President (1989-Present), Hartford Life.
Leonard E. Odell, Jr., 51         Senior Vice President, 1994         Senior Vice President (1994-Present); Vice President and
                                    Director, 1994*                     Chief Actuary (1982), Hartford Life.
Michael C. O'Halloran, 59         Vice President, 1994 Associate      Vice President (1994-Present); Senior Associate General
                                    General Counsel, 1988               Counsel and Director (1988-Present), Law Department,
                                                                        Hartford Insurance Group.
Craig D. Raymond, 35              Vice President, 1993 Chief          Vice President and Chief Actuary (1994-Present); Vice
                                    Actuary, 1994                       President (1993); Assistant Vice President (1992); Actuary
                                                                        (1989-1994), Hartford Life.
Lowndes A. Smith, 56              President and Chief Operating       President and Chief Operating Officer (1989-Present),
                                    Officer, 1989 Director, 1981*       Hartford Life; Senior Vice President and Group Controller
                                                                        (1987), Hartford Insurance Group.
Edward J. Sweeney, 39             Vice President, 1993                Vice President (1993-Present); Chicago Regional Manager
                                                                        (1985-1993), Hartford Life.
James E. Trimble, 39              Vice President and Actuary, 1990    Vice President (1990-Present); Assistant Vice President
                                                                        (1987-1990), Hartford Life.
Raymond P. Welnicki, 47           Senior Vice President, 1993         Senior Vice President (1994-Present); Vice President (1993),
                                    Director, 1994*                     Hartford Life; Board of Directors, Ethix Corp., formerly
                                                                        employed by Aetna Life & Casualty.
Walter C. Welsh, 49               Vice President, 1995                Vice President (1995-Present); Assistant Vice President
                                                                        (1993), Hartford Life.
James J. Westervelt, 49           Senior Vice President, Group        Senior Vice President and Group Controller (1994-Present);
                                    Controller, 1994                    Vice President and (1989), Hartford Insurance Group.
Lizabeth H. Zlatkus, 37           Vice President, 1994 Director,      Vice President (1994-Present); Assistant Vice President
                                    1994*                               (1992); Hartford Life; formerly Director, Hartford
                                                                        Insurance Group.

------------------------
 * Denotes date of election to Board of Directors.
** ITT Hartford Affiliated Company.

28                                               Hartford Life Insurance Company
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                           DISTRIBUTION OF THE POLICY

    Hartford Life intends to sell the Policy in all jurisdictions where it is licensed to do business. The Policy will be sold by life insurance sales representatives who represent Hartford Life and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other independent registered Broker-Dealers. Any sales representative or employee will be qualified to sell variable life insurance policies under applicable federal and state laws. Each Broker-Dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Policy. During the first Policy Year, the maximum sales commission payable to Hartford Life agents, independent registered insurance brokers, and other registered Broker-Dealers, is 45% of the premium paid up to a Target Premium, 2.0% of premium paid between the Target Premium and a 2nd Tier Target Premium and 1.0% of premium paid in excess of the 2nd Tier Target Premium. In Policy Years 2 and later, sales representative commissions will not exceed 2.0% of the premiums paid. In addition, expense allowances may be paid. The sales representative may be required to return all or a portion of the commissions paid if the Policy terminates prior to the second Policy Anniversary.
                            SAFEKEEPING OF SEPARATE
                             ACCOUNT VL I'S ASSETS

    The assets of the Separate Account are held by Hartford Life. The assets of the Separate Account are kept physically segregated and held separate and apart from the General Account of Hartford Life. Hartford Life maintains records of all purchases and redemptions of shares of the Fund. Additional protection for the assets of the Separate Account is afforded by Hartford Life's blanket fidelity bond issued by Aetna Casualty and Surety Company, in the aggregate amount of $50 million, covering all of the officers and employees of Hartford Life.
                           FEDERAL TAX CONSIDERATIONS
                                    GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CONTRACT OWNER INVOLVED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, EMPLOYER OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CONTRACT DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Contracts cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. This discussion of Federal tax considerations is based upon Hartford Life's understanding of current Federal income tax laws as they are currently interpreted.
                         TAXATION OF HARTFORD LIFE AND
                              THE SEPARATE ACCOUNT

    The Separate Account is taxed as a part of Hartford Life which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code ("Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account (the underlying Funds) are reinvested and are taken into account in determining the value of the Accumulation Units (see "Contract Benefits and Right -- Account Values," on page ). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

    Hartford Life does not expect to incur any Federal income tax on the earnings or realized capital gains attributable to the Separate Account. Based upon this expectation, no charge is currently being made to the Separate Account for Federal income taxes. If Hartford Life incurs income taxes attributable to the Separate Account or determines that such taxes will be incurred, it may assess a charge for such taxes against the Separate Account.
                      INCOME TAXATION OF CONTRACT BENEFITS

    For Federal income tax purposes, the Contracts should be treated as life insurance contracts under Section 7702 of the Code. The death benefit under a life insurance contract is generally excluded from the gross income of the beneficiary. Also, a life insurance Contract Owner is generally not taxed on increments in the contract value until the Contract is partially or completely surrendered. Section 7702 limits the amount of premium that may be invested in a Contract that is treated as life insurance. Hartford Life intends to monitor premium levels to assure compliance with the Section 7702 requirements.

    During the first fifteen Contract Years, an "income first" rule generally applies to distributions of cash required

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to be made under Code Section 7702 because of a reduction in benefits under the Contract.

    The Maturity Date Extension Rider allows a Contract Owner to extend the Maturity Date to the date of the Insured's death. If the Maturity Date of the Contract is extended by rider, Hartford Life believes that the Contract will continue to be treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date. However, due to the lack of specific guidance on this issue, the result is not certain. If the Contract is not treated as a life insurance contract for federal income tax purposes after the scheduled Maturity Date, among other things, the Death Proceeds may be taxable to the recipient. The Contract Owner should consult a qualified tax adviser regarding the possible adverse tax consequences resulting from an extension of the scheduled Maturity Date.
                          MODIFIED ENDOWMENT CONTRACTS

    A life insurance contract is treated as a "modified endowment contract" under Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premium cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A(c). The large single premium permitted under the Contract does not meet the specified computational rules for the "seven-pay test" under Section 7702A(c). Therefore, the Contract will generally be treated as a modified endowment contract for federal income tax purposes. However, an exchange under Section 1035 of the Code of a life insurance contract issued before June 21, 1988 will not cause the new Contract to be treated as a modified endowment contract if no additional premiums are paid and there is no change in the death benefit as the result of the exchange.

    A contract that is classified as modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. That is, the death benefit is excluded from income and increments in value are not subject to current taxation. However, a loan, distributions or other amounts received from a modified endowment contract during the life of the Insured will be taxed to the extent of any accumulated income in the contract (generally, the excess of account value over premiums paid). Amounts that are taxable withdrawals will be subject to a 10% additional tax, with certain exceptions.

    All modified endowment contracts that are issued within any calendar year to the same Contract Owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any loan or distributions.
                      ESTATE AND GENERATION SKIPPING TAXES

    When the Insured dies, the Death Proceeds will generally be includible in the Contract Owner's estate for purposes of federal estate tax if the last surviving Insured owned the Contract. If the Contract Owner was not the last surviving Insured, the fair market value of the Contract would be included in the Contract Owner's estate upon the Contract Owner's death. Nothing would be includible in the last surviving Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

    Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse (when the Death Proceeds would be available to pay taxes due and other expenses incurred).

    If the Contract Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax, the taxable amount being the value of the Contract. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping transfer exemption of $1 million. Because these rules are complex, the Contract Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.
                          DIVERSIFICATION REQUIREMENTS

    Section 817 of the Code provides that a variable life insurance contract (other than a pension plan policy) will not be treated as a life insurance contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as a life insurance contract, the Contract Owner will be subject to income tax on the annual increases in cash value.

    The Treasury Department has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property

30                                               HARTFORD LIFE INSURANCE COMPANY
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project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

    A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of policy income on an ongoing basis. However, either the company or the Contract Owner must agree to pay the tax due for the period during which the diversification requirements were not met.

    Hartford Life monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. Hartford Life intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.
                           OWNERSHIP OF THE ASSETS IN
                              THE SEPARATE ACCOUNT

    In order for a variable life insurance contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service ("IRS") has issued several rulings which discuss investor control. The IRS has ruled that incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

    Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple sub-accounts, but do not specify the extent to which policyholders may direct their investments to particular sub-accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this Prospectus, no other such guidance has been issued. Further, Hartford Life does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Contract Owner could be considered the owner of the assets for tax purposes. Hartford Life reserves the right to modify the contracts, as necessary, to prevent Contract Owners from being considered the owners of the assets in the separate accounts.
                        LIFE INSURANCE PURCHASED FOR USE
                          IN SPLIT DOLLAR ARRANGEMENTS

    On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.
                         FEDERAL INCOME TAX WITHHOLDING

    If any amounts are deemed to be current taxable income to the Contract Owner, such amounts will be subject to federal income tax withholding and reporting, pursuant to the Code.
                     NON-INDIVIDUAL OWNERSHIP OF CONTRACTS

    Legislation has recently been proposed which would limit certain of the tax advantages now afforded non-individual owners of life insurance contracts. Prospective Contract Owners which are not individuals should consult a tax adviser to determine the status of this proposed legislation and its potential impact on the purchaser.
                            OTHER TAX CONSIDERATIONS

    Federal estate tax, state and local estate, inheritance and other tax consequences of ownership, or receipt of Contract proceeds depend on the circumstances of each Contract Owner or beneficiary. A tax adviser should be consulted to determine the impact of these taxes.
                    LIFE INSURANCE PURCHASES BY NONRESIDENT
                        ALIENS AND FOREIGN CORPORATIONS

    The discussion above provides general information regarding U.S. federal income tax consequences to life

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insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and withholding on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.
                               LEGAL PROCEEDINGS

    There are no pending material legal proceedings affecting the Policy, Separate Account VL I or any of the Funds.
                                 LEGAL MATTERS

    Legal matters in connection with the issue and sale of the flexible premium variable life insurance policies described in this Prospectus and the organization of Hartford Life, its authority to issue the Policy under Connecticut law and the validity of the forms of the Policy under Connecticut law and legal matters relating to the Federal securities and income tax laws have been passed on by Lynda Godkin, General Counsel and Secretary of Hartford Life.
                                    EXPERTS

    The financial statements and schedules for Hartford Life Insurance Company and Hartford Life Insurance Company Separate Account VL I included in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report on the financial statements of Hartford Life Insurance Company (the depositor), which includes an explanatory paragraph with respect to the adoption of new accounting standards changing the method of accounting for debt and equity securities, effective January 1, 1994, effective January 1, 1994. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

    The hypothetical Policy illustrations included in this Prospectus and Registration Statement have been approved by Ken A. McCullum, FSA, and MAAA, Director of Individual Life Product Development, and are included in reliance upon his opinion as to their reasonableness.
                             REGISTRATION STATEMENT

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended. This Prospectus does not contain all information set forth in the registration statement, its amendments and exhibits, to all of which reference is made for further information concerning Separate Account VL I, Hartford Life, and the Policy.

32                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                   APPENDIX A
                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
                           AND CASH SURRENDER VALUES

The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit and surrender value could vary over an extended period of time assuming hypothetical gross rates of return equal to constant after tax annual rates of 0%, 6% and 12%. The illustrations assume the following: a male, preferred, age 55, and a female, preferred, age 50, with $1,000,000 of Face Amount and a premium of $15,500.00 paid in all years; a male, preferred, age 55, and a female, preferred, age 50, with $750,000 of Face Amount and $250,000 of Face Amount and a premium of $7,500.00 paid in all years; a male, preferred, age 65, and a female, preferred, age 65, with $1,000,000 of Face Amount and a premium of $27,000.00 paid for in all years; and a male, preferred, age 65, and a female, preferred, age 65 with $750,000 of Face Amount and $250,000 of Supplemental Face Amount and a premium of $21,500.00 paid in all years.

    The death benefit and surrender value for a Policy would be different from those shown if the rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also differ if any contract loan were made during the period of time illustrated.

    The tables reflect the deductions of current Policy charges and guaranteed Policy charges for a single gross interest rate. The death benefits and surrender values would change if the current Cost of Insurance charges change.

    The amounts shown for the death benefit and surrender value as of the end of each Policy Year take into account an average daily charge equal to an annual charge of 0.70% of the average daily net assets of the Funds for investment advisory and administrative services fees. The gross annual investment return rates of 0%, 6% and 12% on the Fund's assets are equal to net annual investment return rates (net of the 0.70% average daily charge) of -.70%, 5.30% and 11.30%, respectively.

    In addition, the death benefit and surrender value as of the end of each Policy Year take into account the front-end sales load, federal tax charge, premium tax charge, Cost of Insurance Charge, Monthly Administrative Fee, Issue Charge, and Mortality and Expense Risk Charge. For purpose of the illustrations in this Prospectus, the premium tax charge and federal tax charge is assumed to be an average of 3.5%.

    The hypothetical returns shown in the tables are without any tax charges that may be allocable to the Separate Account in the future. In order to produce after tax returns of 0%, 6%, and 12%, the Separate Account would have to earn a sufficient amount in excess of 0% or 6% or 12% to cover any tax charges (see "Deductions and Charges -- Charges Against the Separate Account -- Taxes," page ).

    The "Premium Paid Plus Interest" column of each table shows the amount which would accumulate if the initial premium was invested to earn interest, after taxes of 5% per year, compounded annually.

    Hartford Life will furnish upon request, a comparable illustration reflecting the proposed insureds age, risk classification, Face Amount or initial premium requested, and reflecting guaranteed Cost of Insurance rates. Hartford Life will also furnish an additional similar illustration reflecting current Cost of Insurance rates which may be less than, but never greater than, the guaranteed Cost of Insurance rates.

Hartford Life Insurance Company                                               33
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                         CURRENT CHARGES*                      GUARANTEED CHARGES**
                PREMIUMS       -------------------------------------   ------------------------------------
  END OF      ACCUMULATED                       CASH                                  CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT     SURRENDER      DEATH       ACCOUNT     SURRENDER      DEATH
   YEAR         PER YEAR          VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT
  -------   ----------------   -----------   ----------   ----------   ---------   -----------   ----------
      1             3,413           1,880          0***      250,000      1,880           0***      250,000
      2             6,996           3,849        849***      250,000      3,849         849***      250,000
      3            10,758           5,724      2,724         250,000      5,724       2,724         250,000
      4            14,708           7,498      4,498         250,000      7,498       4,498         250,000
      5            18,856           9,247      6,247         250,000      9,168       6,168         250,000
      6            23,212          10,887      8,159         250,000     10,724       7,996         250,000
      7            27,785          12,433      9,978         250,000     12,153       9,698         250,000
      8            32,586          13,878     11,695         250,000     13,442      11,259         250,000
      9            37,628          15,212     13,302         250,000     14,575      12,665         250,000
     10            42,922          16,429     14,792         250,000     15,539      13,901         250,000
     11            48,481          17,807     16,445         250,000     16,399      15,037         250,000
     12            54,317          19,172     18,082         250,000     17,062      15,972         250,000
     13            60,446          20,385     19,568         250,000     17,518      16,701         250,000
     14            66,880          21,431     20,886         250,000     17,745      17,200         250,000
     15            73,637          22,292     22,020         250,000     17,716      17,443         250,000
     16            80,731          22,949     22,949         250,000     17,401      17,401         250,000
     17            88,180          23,379     23,379         250,000     16,766      16,766         250,000
     18            96,002          23,548     23,548         250,000     15,761      15,761         250,000
     19           104,214          23,422     23,422         250,000     14,331      14,331         250,000
     20           112,838          22,967     22,967         250,000     12,421      12,421         250,000
     25           162,869          15,832     15,832         250,000          0           0               0
     35           308,218               0          0         250,000          0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,182 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

34                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                         CURRENT CHARGES*                     GUARANTEED CHARGES**
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  CONTRACT   AT 5% INTEREST     ACCOUNT     SURRENDER      DEATH       ACCOUNT     SURRENDER      DEATH
   YEAR         PER YEAR         VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT
  -------   ----------------   ----------   ----------   ----------   ---------   -----------   ----------
      1             3,413          2,026          0***      250,000      2,026           0***      250,000
      2             6,996          4,264      1,264***      250,000      4,264       1,264***      250,000
      3            10,758          6,536      3,536         250,000      6,536       3,536         250,000
      4            14,708          8,838      5,838         250,000      8,838       5,838         250,000
      5            18,856         11,245      8,245         250,000     11,164       8,164         250,000
      6            23,212         13,678     10,951         250,000     13,506      10,779         250,000
      7            27,785         16,154     13,699         250,000     15,853      13,398         250,000
      8            32,586         18,666     16,484         250,000     18,189      16,006         250,000
      9            37,628         21,207     19,297         250,000     20,499      18,589         250,000
     10            42,922         23,772     22,134         250,000     22,767      21,130         250,000
     11            48,481         26,694     25,331         250,000     25,086      23,724         250,000
     12            54,317         29,775     28,685         250,000     27,344      26,254         250,000
     13            60,446         32,887     32,070         250,000     29,529      28,711         250,000
     14            66,880         36,021     35,476         250,000     31,619      31,074         250,000
     15            73,637         39,162     38,890         250,000     33,585      33,313         250,000
     16            80,731         42,297     42,297         250,000     35,397      35,397         250,000
     17            88,180         45,410     45,410         250,000     37,019      37,019         250,000
     18            96,002         48,472     48,472         250,000     38,397      38,397         250,000
     19           104,214         51,459     51,459         250,000     39,475      39,475         250,000
     20           112,838         54,342     54,342         250,000     40,193      40,193         250,000
     25           162,869         67,602     67,602         250,000     35,923      35,923         250,000
     35           308,218         56,159     56,159         250,000          0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,597 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               35
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                      GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   -------------------------------------
  END OF      ACCUMULATED                       CASH                                    CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH       ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT       VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   ----------   -----------   ----------
      1             3,413           2,173           0***      250,000       2,173           0***      250,000
      2             6,996           4,698       1,698***      250,000       4,698       1,698***      250,000
      3            10,758           7,420       4,420         250,000       7,420       4,420         250,000
      4            14,708          10,354       7,354         250,000      10,354       7,354         250,000
      5            18,856          13,600      10,600         250,000      13,517      10,517         250,000
      6            23,212          17,105      14,377         250,000      16,925      14,197         250,000
      7            27,785          20,915      18,460         250,000      20,952      18,137         250,000
      8            32,586          25,055      22,873         250,000      24,535      22,353         250,000
      9            37,628          29,554      27,644         250,000      28,770      26,860         250,000
     10            42,922          34,447      32,809         250,000      33,319      31,681         250,000
     11            48,481          40,191      38,828         250,000      38,355      36,992         250,000
     12            54,317          46,601      45,511         250,000      43,793      42,703         250,000
     13            60,446          53,629      52,811         250,000      49,680      48,862         250,000
     14            66,880          61,341      60,796         250,000      56,058      55,513         250,000
     15            73,637          69,814      69,541         250,000      62,976      62,704         250,000
     16            80,731          79,136      79,136         250,000      70,490      70,490         250,000
     17            88,180          89,410      89,410         250,000      78,668      78,668         250,000
     18            96,002         100,750     100,750         250,000      87,577      87,577         250,000
     19           104,214         113,291     113,291         250,000      97,304      97,304         250,000
     20           112,838         127,198     127,198         250,000     107,961     107,961         250,000
     25           162,869         226,444     226,444         250,000     181,353     181,353         250,000
     35           308,218         681,239     681,239         250,000     531,802     531,802         250,000

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $2,031 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

36                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                         CURRENT CHARGES*                     GUARANTEED CHARGES**
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  CONTRACT   AT 5% INTEREST     ACCOUNT     SURRENDER      DEATH       ACCOUNT     SURRENDER      DEATH
   YEAR         PER YEAR         VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT
  -------   ----------------   ----------   ----------   ----------   ---------   -----------   ----------
      1             3,413          1,872          0***      251,872      1,872           0***      251,872
      2             6,996          3,824        824***      253,824      3,824         824***      253,824
      3            10,758          5,674      2,674         255,674      5,674       2,674         255,674
      4            14,708          7,414      4,414         257,414      7,414       4,414         257,414
      5            18,856          9,120      6,120         259,120      9,038       6,038         259,038
      6            23,212         10,707      7,979         260,707     10,537       7,809         260,537
      7            27,785         12,189      9,734         262,189     11,896       9,441         261,896
      8            32,586         13,557     11,375         263,557     13,101      10,919         263,101
      9            37,628         14,802     12,892         264,802     14,135      12,225         264,135
     10            42,922         15,916     14,278         265,916     14,982      13,344         264,982
     11            48,481         17,176     15,813         267,176     15,705      14,343         265,705
     12            54,317         18,414     17,324         268,414     16,211      15,121         266,211
     13            60,446         19,480     18,662         269,480     16,490      15,673         266,490
     14            66,880         20,355     19,810         270,355     16,520      15,975         266,520
     15            73,637         21,020     20,748         271,020     16,273      16,000         266,273
     16            80,731         21,454     21,454         271,454     15,721      15,721         265,721
     17            88,180         21,634     21,634         271,634     14,833      14,833         264,833
     18            96,002         21,523     21,523         271,523     13,561      13,561         263,561
     19           104,214         21,085     21,085         271,085     11,856      11,856         261,856
     20           112,838         20,290     20,290         270,290      9,675       9,675         259,675
     25           162,869         11,274     11,274         261,274          0           0               0
     35           308,218              0          0               0          0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,157 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               37
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                         CURRENT CHARGES*                     GUARANTEED CHARGES**
                PREMIUMS       ------------------------------------   ------------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  CONTRACT   AT 5% INTEREST     ACCOUNT     SURRENDER      DEATH       ACCOUNT     SURRENDER      DEATH
   YEAR         PER YEAR         VALUE        VALUE       BENEFIT       VALUE        VALUE       BENEFIT
  -------   ----------------   ----------   ----------   ----------   ---------   -----------   ----------
      1             3,413          2,017          0***      252,017      2,017           0***      252,017
      2             6,996          4,237      1,237***      254,237      4,237       1,237***      254,237
      3            10,758          6,479      3,479         256,479      6,479       3,479         256,479
      4            14,708          8,736      5,736         258,736      8,736       5,736         258,736
      5            18,856         11,087      8,087         261,087     11,002       8,002         261,002
      6            23,212         13,444     10,717         263,444     13,264      10,537         263,264
      7            27,785         15,824     13,369         265,824     15,506      13,051         265,506
      8            32,586         18,215     16,032         268,215     17,710      15,528         267,710
      9            37,628         20,606     18,696         270,606     19,854      17,944         269,854
     10            42,922         22,988     21,351         272,988     21,916      20,279         271,916
     11            48,481         25,690     24,327         275,690     23,980      22,617         273,980
     12            54,317         28,518     27,428         278,518     25,926      24,836         275,926
     13            60,446         31,321     30,504         281,321     27,737      26,919         277,737
     14            66,880         34,080     33,535         284,080     29,380      28,835         279,380
     15            73,637         36,770     36,498         286,770     30,817      30,545         280,817
     16            80,731         39,363     39,363         289,363     32,005      32,005         282,005
     17            88,180         41,828     41,828         291,828     32,895      32,895         282,895
     18            96,002         44,119     44,119         294,119     33,420      33,420         283,420
     19           104,214         46,188     46,188         296,188     33,509      33,509         283,509
     20           112,838         47,986     47,986         297,986     33,088      33,088         283,088
     25           162,869         52,781     52,781         302,781     20,679      20,679         270,679
     35           308,218              0          0               0          0           0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,570 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

38                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                       GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   --------------------------------------
  END OF      ACCUMULATED                       CASH                                     CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH       ACCOUNT      SURRENDER       DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT       VALUE         VALUE        BENEFIT
  -------   ----------------   -----------   -----------   ----------   ----------   ------------   ----------
      1             3,413           2,163           0***      252,163       2,163            0***      252,163
      2             6,996           4,668       1,668***      254,668       4,668        1,668***      254,668
      3            10,758           7,354       4,354         257,354       7,354        4,354         257,354
      4            14,708          10,233       7,233         260,233      10,233        7,233         260,233
      5            18,856          13,404      10,404         263,404      13,316       10,316         263,316
      6            23,212          16,804      14,076         266,804      16,613       13,885         266,613
      7            27,785          20,472      18,017         270,472      20,128       17,673         270,128
      8            32,586          24,425      22,242         274,425      23,866       21,684         273,866
      9            37,628          28,679      26,769         278,679      27,831       25,921         277,831
     10            42,922          33,258      31,620         283,258      32,026       30,389         282,026
     11            48,481          38,601      37,238         288,601      36,600       35,237         286,600
     12            54,317          44,523      43,433         294,523      41,442       40,352         291,442
     13            60,446          50,925      50,108         300,925      46,570       45,753         296,570
     14            66,880          57,842      57,297         307,842      51,987       51,442         301,987
     15            73,637          65,307      65,035         315,307      57,692       57,420         307,692
     16            80,731          73,355      73,355         323,355      63,683       63,683         313,683
     17            88,180          82,024      82,024         332,024      69,952       69,952         319,952
     18            96,002          91,340      91,340         341,340      76,475       76,475         326,475
     19           104,214         101,336     101,336         351,336      83,222       83,222         333,222
     20           112,838         112,046     112,046         362,046      90,166       90,166         340,166
     25           162,869         179,944     179,944         429,944     126,697      126,697         376,697
     35           308,218         396,129     396,129         646,129     163,485      163,485         413,485

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $2,001 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               39
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 0% (-0.70% NET)

                                          CURRENT CHARGES*                      GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   -------------------------------------
  END OF      ACCUMULATED                       CASH                                    CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH       ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT       VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   ----------   -----------   ----------
      1             3,413           1,869           0***      253,250       1,869           0***      253,250
      2             6,996           3,814         814***      256,500       3,814         814***      256,500
      3            10,758           5,650       2,650         259,750       5,650       2,650         259,750
      4            14,708           7,369       4,369         263,000       7,369       4,369         263,000
      5            18,856           9,048       6,048         266,250       8,964       5,964         266,250
      6            23,212          10,597       7,870         269,500      10,422       7,694         269,500
      7            27,785          12,031       9,576         272,750      11,727       9,272         272,750
      8            32,586          13,338      11,156         276,000      12,861      10,678         276,000
      9            37,628          14,506      12,596         279,250      13,802      11,892         279,250
     10            42,922          15,525      13,887         282,500      14,530      12,893         282,500
     11            48,481          16,671      15,308         285,750      15,102      13,739         285,750
     12            54,317          17,781      16,691         289,000      15,416      14,326         289,000
     13            60,446          18,691      17,874         292,250      15,455      14,638         292,250
     14            66,880          19,377      18,832         295,500      15,187      14,642         295,500
     15            73,637          19,811      19,539         298,750      14,571      14,298         298,750
     16            80,731          19,963      19,963         302,000      13,561      13,561         302,000
     17            88,180          19,798      19,798         305,250      12,105      12,105         305,250
     18            96,002          19,264      19,264         308,500      10,127      10,127         308,500
     19           104,214          18,308      18,307         311,750       7,546       7,546         311,750
     20           112,838          16,872      16,872         315,000       4,274       4,274         315,000
     25           162,869           2,177       2,177         331,250           0           0               0
     35           308,218               0           0               0           0           0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,147 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 0% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

40                                               HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

     ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 6% (5.30% NET)

                                         CURRENT CHARGES*                    GUARANTEED CHARGES**
                PREMIUMS       ------------------------------------   -----------------------------------
  END OF      ACCUMULATED                      CASH                                  CASH
  CONTRACT   AT 5% INTEREST     ACCOUNT     SURRENDER      DEATH       ACCOUNT    SURRENDER      DEATH
   YEAR         PER YEAR         VALUE        VALUE       BENEFIT       VALUE       VALUE       BENEFIT
  -------   ----------------   ----------   ----------   ----------   ---------   ----------   ----------
      1             3,413          2,015          0***      253,250      2,015          0***      253,250
      2             6,996          4,227      1,227***      256,500      4,227      1,227***      256,500
      3            10,758          6,457      3,457         259,750      6,457      3,457         259,750
      4            14,708          8,697      5,697         263,000      8,697      5,697         263,000
      5            18,856         11,024      8,024         266,250     10,937      7,937         266,250
      6            23,212         13,350     10,623         269,500     13,165     10,438         269,500
      7            27,785         15,691     13,236         272,750     15,363     12,908         272,750
      8            32,586         18,033     15,851         276,000     17,511     15,328         276,000
      9            37,628         20,365     18,455         279,250     19,582     17,672         279,250
     10            42,922         22,676     21,038         282,500     21,554     19,916         282,500
     11            48,481         25,293     23,930         285,750     23,502     22,139         285,750
     12            54,317         28,027     26,937         289,000     25,304     24,214         289,000
     13            60,446         30,722     29,905         292,250     26,937     26,120         292,250
     14            66,880         33,354     32,809         295,500     28,360     27,815         295,500
     15            73,637         35,894     35,621         298,750     29,524     29,251         298,750
     16            80,731         38,310     38,310         302,000     30,371     30,371         302,000
     17            88,180         40,566     40,566         305,250     30,838     30,838         305,250
     18            96,002         42,607     42,607         308,500     30,831     30,831         308,500
     19           104,214         44,374     44,374         311,750     30,249     30,249         311,750
     20           112,838         45,806     45,806         315,000     28,981     28,981         315,000
     25           162,869         47,282     47,282         331,250      7,376      7,376         331,250
     35           308,218              0          0               0          0          0               0

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,560 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 6%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                               41
--------------------------------------------------------------------------------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                          DEATH BENEFIT OPTION: LEVEL
                              $250,000 FACE AMOUNT
                          ISSUE AGE 45 MALE PREFERRED
                            $3,250 SCHEDULED PREMIUM

    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.30% NET)

                                          CURRENT CHARGES*                      GUARANTEED CHARGES**
                PREMIUMS       --------------------------------------   -------------------------------------
  END OF      ACCUMULATED                       CASH                                    CASH
  CONTRACT   AT 5% INTEREST      ACCOUNT      SURRENDER      DEATH       ACCOUNT      SURRENDER      DEATH
   YEAR         PER YEAR          VALUE         VALUE       BENEFIT       VALUE         VALUE       BENEFIT
  -------   ----------------   -----------   -----------   ----------   ----------   -----------   ----------
      1             3,413           2,161           0***      253,250       2,161           0***      253,250
      2             6,996           4,659       1,659***      256,500       4,659       1,659***      256,500
      3            10,758           7,335       4,335         259,750       7,335       4,335         259,750
      4            14,708          10,200       7,200         263,000      10,200       7,200         263,000
      5            18,856          13,353      10,353         266,250      13,265      10,265         266,250
      6            23,212          16,733      14,006         269,500      16,539      13,812         269,500
      7            27,785          20,380      17,925         272,750      20,029      17,574         272,750
      8            32,586          24,311      22,128         276,000      23,741      21,558         276,000
      9            37,628          28,545      26,635         279,250      27,678      25,768         279,250
     10            42,922          33,108      31,470         282,500      31,847      30,209         282,500
     11            48,481          38,444      37,082         285,750      36,399      35,037         285,750
     12            54,317          44,376      43,286         289,000      41,233      40,143         289,000
     13            60,446          50,814      49,996         292,250      46,369      45,551         292,250
     14            66,880          57,804      57,259         295,500      51,822      51,277         295,500
     15            73,637          65,397      65,124         298,750      57,603      57,331         298,750
     16            80,731          73,647      73,647         302,000      63,725      63,725         302,000
     17            88,180          82,622      82,622         305,250      70,201      70,201         305,250
     18            96,002          92,383      92,383         308,500      77,033      77,033         308,500
     19           104,214         103,011     103,011         311,750      84,226      84,226         311,750
     20           112,838         114,602     114,602         315,000      91,792      91,792         315,000
     25           162,869         193,630     193,630         331,250     136,348     136,348         331,250
     35           308,218         570,647     570,647         573,656     290,653     290,653         363,750

   *  THESE VALUES REFLECT INVESTMENT RESULTS USING CURRENT COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
  **  THESE VALUES REFLECT INVESTMENT RESULTS USING GUARANTEED COST OF INSURANCE
      RATES, ADMINISTRATIVE FEES, AND MORTALITY AND EXPENSE RISK RATES.
 ***  IF YOU SURRENDER YOUR POLICY DURING THE FIRST TWO POLICY YEARS, YOU WILL
      RECEIVE A REFUND IN ADDITION TO THE CASH VALUES SHOWN. THE REFUND PLUS THE
      CASH VALUE WOULD BE $0 IN YEAR ONE AND $1,992 IN YEAR TWO.
      THESE VALUES REFLECT CURRENT FRONT-END SALES LOADS OF 2% IN YEARS 1 THROUGH
      10 AND 0% THEREAFTER, AND GUARANTEED FRONT-END SALES LOADS OF 2% IN ALL
      YEARS. THE SURRENDER CHARGE EFFECTIVE IN ANY YEAR CAN BE DETERMINED BY
      SUBTRACTING THE CASH SURRENDER VALUE FROM THE ACCOUNT VALUE.
      THE DEATH BENEFIT MAY, AND THE ACCOUNT VALUES AND CASH VALUES WILL DIFFER IF
      PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGE 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SEPARATE ACCOUNTS AND THE RATES OF RETURN OF THE SEPARATE ACCOUNT IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR THE SEPARATE ACCOUNT. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

HARTFORD LIFE INSURANCE COMPANY                                            42
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

Item 1.

                              FINANCIAL STATEMENTS

The following unaudited financial statements, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, the results of operations and the cash flows for the periods presented. Certain reclassifications of prior year results were made to conform to current presentation. Interim results are not indicative of the results which may be expected for any other interim period or the full year. For a description of accounting policies, see Notes to Consolidated Financial Statements in the 1995 Form 10-K.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                        QUARTER      SIX MONTHS
                                                         ENDED         ENDED
                                                        JUNE 30,      JUNE 30,
                                                       ----------  --------------
                                                       1996  1995   1996    1995
                                                       ----  ----  ------  ------
                                                       (UNAUDITED)  (UNAUDITED)

 Revenues:

 Premiums and other considerations                     $299  $270  $  943  $  720
 Net investment income                                  318   336     651     675
 Net realized losses on investments                      (1)   (7)     (1)     (6)
                                                       ----  ----  ------  ------
                                                        616   599   1,593   1,389
                                                       ----  ----  ------  ------

 Benefits, Claims and Expenses:

 Benefits, claims and claim adjustment expenses         392   350     788     716
 Amortization of deferred policy acquisition costs       63    50     129      92
 Dividends to policyholders                              61    69     347     297
 Other insurance expenses                                34    85     198     193
                                                       ----  ----  ------  ------
                                                        550   554   1,462   1,298
                                                       ----  ----  ------  ------

 Income Before Income Tax                                66    45     131      91
 Income tax expense                                      23    15      45      30
                                                       ----  ----  ------  ------

 Net Income                                            $ 43  $ 30  $   86  $   61
                                                       ----  ----  ------  ------
                                                       ----  ----  ------  ------

43                                             HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                           JUNE 30,   DECEMBER 31,
                                                             1996         1995
                                                           --------   ------------
                                                                 (UNAUDITED)

                         Assets:

 Investments:
 Fixed maturities, available for sale, at fair value       $ 13,683     $14,400
 Equity securities, at fair value                                65          63
 Mortgage loans, at outstanding principal balance                57         265
 Policy loans, at outstanding balance                         3,756       3,381
 Other investments                                               99         156
                                                           --------   ------------
                                                             17,660      18,265

 Cash                                                            46          46
 Premiums and amounts receivable                                121         165
 Reinsurance recoverable                                      6,696       6,221
 Accrued investment income                                      399         394
 Deferred policy acquisition costs                            2,488       2,188
 Deferred income tax                                            601         420
 Other assets                                                   205         234
 Separate account assets                                     42,569      36,264
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

           Liabilities and Stockholder's Equity

 Future policy benefits                                    $  2,677     $ 2,373
 Other policyholder funds                                    22,570      22,598
 Other liabilities                                            1,294       1,233
 Separate account liabilities                                42,569      36,264
                                                           --------   ------------
                                                             69,110      62,468
                                                           --------   ------------

 Common stock -- authorized 1,000 shares, $5,690 par
  value,
  Issued and outstanding 1,000 shares                             6           6
 Capital surplus                                              1,045       1,007
 Unrealized loss on investments, net of tax                    (235)        (57)
 Retained earnings                                              859         773
                                                           --------   ------------
                                                              1,675       1,729
                                                           --------   ------------
                                                           $ 70,785     $64,197
                                                           --------   ------------
                                                           --------   ------------

HARTFORD LIFE INSURANCE COMPANY                                            44
--------------------------------------------------------------------------------

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                                 ----------------
                                                                  1996     1995
                                                                 -------  -------
                                                                   (UNAUDITED)

 Operating Activities:
 Net Income                                                      $    86  $    61
 Adjustments to net income:
 Net realized investment losses before tax                             1        4
 Net policyholder investment (gains) losses before tax                (4)       2
 Net deferred policy acquisition costs                              (300)    (181)
 Net amortization of premium on fixed maturities                       7        7
 Deferred income tax benefits                                        (88)    (120)
 Decrease in premiums and amounts receivable                          20        3
 Decrease (increase) in other assets                                  26      (33)
 Increase in reinsurance recoverable                                (264)     (60)
 Increase in liability for future policy benefits                    304      354
 Increase in other liabilities                                       150       57
 (Increase) decrease in accrued investment income                     (5)       7
                                                                 -------  -------
 Cash (Used For) Provided By Operating Activities                    (67)     101
                                                                 -------  -------

 Investing Activities:
 Purchases of fixed maturity investments                          (2,717)  (2,150)
 Proceeds from sales of fixed maturity investments                 1,348    2,835
 Maturities and principal paydowns of long-term investments        1,469      574
 Net purchases of other investments                                 (116)  (1,240)
 Net sales (purchases) of short-term investments                     232     (894)
                                                                 -------  -------
 Cash Provided By (Used For) Investing Activities                    216     (875)
                                                                 -------  -------

 Financing Activities:
 Net (disbursements) receipts for investment and UL-type
  contracts (debited) credited to policyholder account balances     (187)     837
 Capital contributions                                                38    --
                                                                 -------  -------
 Cash (Used For) Provided By Financing Activities                   (149)     837
                                                                 -------  -------

 Net Increase In Cash                                              --          63
 Cash at beginning of period                                          46       20
                                                                 -------  -------
 Cash At End Of Period                                           $    46  $    83
                                                                 -------  -------
                                                                 -------  -------

45                                            HARTFORD LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                      QUARTER ENDED JUNE 30, 1996 AND 1995

                                    ILAD        AMS      SPECIALTY     RUNOFF      TOTAL
                                 ----------  ----------  ----------  ----------  ----------
                                 1996  1995  1996  1995  1996  1995  1996  1995  1996  1995
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Revenues                        $252  $218  $100  $ 90  $210  $199  $ 54  $ 92  $616  $599
 Benefits, Claims, Expenses and
  Taxes                           204   186    96    85   204   193    69   105   573   569
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
 Net Income (Loss)               $ 48  $ 32  $  4  $  5  $  6  $  6  $(15) $(13) $ 43  $ 30
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
                                 ----  ----  ----  ----  ----  ----  ----  ----  ----  ----

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues, up 16% from prior year. New deposits of fixed and variable annuities in the three months ended June 30, 1996 were approximately $2.7 billion, an increase of over 90% from prior year sales or $1.4 billion, but are not reported as revenues. Net income, up 50% from the same period last year, continues to grow as earnings are generated from an existing asset base. Revenue, new deposit, and net income increases are all indicative of exceptionally strong, stable growth.

ASSET MANAGEMENT SERVICES (AMS)

Continuing to be an industry leader in deferred compensation products, revenues in this segment grew by approximately 14% over the same period last year. Included in 1995 results is a one time benefit of approximately $2 million. Excluding this benefit, net income rose 33% over prior year. Asset Management Services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Net Income in the Specialty segment held steady in the second quarter as compared to the same period last year. In August of 1996, Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is expected that the President will sign this bill. In anticipation of unfavorable tax legislation there were no new deposits of leveraged COLI, but new products, such as variable COLI and other non-qualified deferred compensation vehicles, and new international ventures are being developed to mitigate lost earnings due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

HARTFORD LIFE INSURANCE COMPANY                                           46
--------------------------------------------------------------------------------

                   ITEM 2. MANAGEMENT'S NARRATIVE ANALYSIS OF
                             RESULTS OF OPERATIONS
                                 (IN MILLIONS)
                    SIX MONTHS ENDED JUNE 30, 1996 AND 1995

                                ILAD        AMS      SPECIALTY     RUNOFF        TOTAL
                             ----------  ----------  ----------  ----------  --------------
                             1996  1995  1996  1995  1996  1995  1996  1995   1996    1995
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Revenues                    $524  $407  $200  $196  $753  $593  $116  $193  $1,593  $1,389
 Benefits, claims, expenses
  and taxes                   430   340   192   187   739   582   146   219   1,507   1,328
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
 Net income (loss)           $ 94  $ 67  $  8  $  9  $ 14  $ 11  $(30) $(26) $   86  $   61
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------
                             ----  ----  ----  ----  ----  ----  ----  ----  ------  ------

INDIVIDUAL LIFE AND ANNUITY DIVISION (ILAD)

Growth in fixed and variable annuity sales, as well as several assumption reinsurance transactions in the last several years have increased the assets under management in this segment to approximately $39 billion through June 1996. The premiums, investment income, management and maintenance fees and cost of insurance associated with this growing asset base continue to be the source of ILAD's increased revenues. New deposits of fixed and variable annuities in the first six months of 1996 were approximately $5 billion, but are not reported as revenues, an increase over prior year sales of $1.5 billion or 42%.

ASSET MANAGEMENT SERVICES (AMS)

This segment is one of the top providers of deferred compensation products in the country. Net income increased by 14% over prior year, excluding a one time benefit of approximately $2 million in 1995. Asset Management services is currently engaged in a restructuring process that is anticipated to result in new product development as well as expense reductions.

SPECIALTY

Increased net income in the Specialty segment is attributable to net investment income and other revenues on the existing block of corporate owned life insurance (COLI) business. In August of 1996 Congress passed COLI legislation which provides for a three year phase-out of the interest deduction on loans. It is anticipated that the President will sign this bill. Although there were no new deposits of leveraged COLI in the first half of 1996, new products, including variable COLI and other non-qualified deferred compensation vehicles, are being developed. Also, expansion into new international ventures should further mitigate the earnings lost due to leveraged COLI.

RUNOFF

The Runoff segment consists of a closed block of guaranteed rate contracts (GRC) formerly part of the AMS segment of business. GRC results have been negatively affected by lower investment earnings on mortgaged-backed securities due to prepayments experienced in excess of assumed levels. Hartford Life Insurance Company (HLIC) is considering portfolio management strategies which may accelerate the recognition of the closed book GRC loss as disclosed in HLIC's 1995 Form 10K Annual Report.

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Hartford Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company (a Connecticut corporation and wholly-owned subsidiary of Hartford Life and Accident Insurance Company) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements and the schedules referred to below are the responsibility of Hartford Life Insurance Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 in Notes to Consolidated Financial Statements, Hartford Life Insurance Company adopted new accounting standards promulgated by the Financial Accounting Standards Board, changing its methods of accounting, as of January 1, 1994, for debt and equity securities.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Schedules are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                           /s/ ARTHUR ANDERSEN  LLP


Hartford, Connecticut
January 24, 1996 (except with respect to the matter discussed in Note 10 as to which the date is October 18, 1996)

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of Management                                                       F-1
Report of Independent Public Accountants                                   F-2
Consolidated Statements of Income for the three years ended
  December 31, 1995                                                        F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994               F-4
Consolidated Statements of Stockholder's Equity for the three
  years ended December 31, 1995                                            F-5
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1995                                                  F-6
Notes to Consolidated Financial Statements                       F-7 thru F-19
Summary of Investments (Other than Investments in Affiliates)              S-1
Supplemental Insurance Information                                         S-2
Reinsurance                                                                S-3

All schedules not listed above have been omitted because they are not applicable or the amounts are insignificant, immaterial or the information has been otherwise supplied in the financial statements or notes thereto.

                          REPORT OF MANAGEMENT

The management of Hartford Life Insurance Company and subsidiaries is responsible for the preparation and integrity of the information contained in the accompanying consolidated financial statements and other sections of the Annual Report. The consolidated financial statements are prepared in accordance with generally accepted accounting principles, and, where necessary, include amounts that are based on management's informed judgments and estimates. Management believes these statements present fairly Hartford Life's financial position and results of operations, and, that any other information contained in the Annual Report is consistent with the financial statements.

Management has made available Hartford Life's financial records to Arthur Andersen, LLP, independent public accountants, in order for them to perform an audit of Hartford Life's consolidated financial statements. Their report appears on Page F-2.

An essential element in meeting management's responsibilities is Hartford Life's system of internal controls. These controls, which include accounting controls and the internal auditing program, are designed to provide reasonable assurance that assets are safeguarded, and transactions are properly authorized, executed and recorded. The controls, which are documented and communicated to employees in the form of written codes of conduct and policies and procedures, provide for the careful selection of personnel and for appropriate division of responsibility. Management continually monitors for compliance, while Hartford Life's internal auditors independently assess the effectiveness of the controls and make recommendations for improvement. Also, Arthur Andersen LLP took into consideration Hartford Life's system of internal controls in determining the nature, timing, and extent of its audit tests.

Another important element is management's recognition of its responsibility for fostering a strong, ethical climate, thereby ensuring that Hartford Life's affairs are transacted according to the highest standards of personal and professional conduct. Hartford Life has a long-standing reputation of integrity in business conduct and utilizes communication and education to create and fortify a strong compliance culture.

The Audit Committee of the Board of Directors of ITT Hartford, composed of non-employee directors, meets periodically with the external and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to ensure their independence and free access to the Committee.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF INCOME
                                    (IN MILLIONS)

--------------------------------------------------------------------------
--------------------------------------------------------------------------
                                       FOR THE YEAR ENDED DECEMBER 31,
                                  ----------------------------------------
                                       1995           1994           1993
                                      -------        -------        ------
REVENUES
    Premiums and other considerations  $1,487         $1,100         $747
    Net investment income               1,328          1,292        1,051
    Net realized (losses) gains           (11)             7           16
                                       ------         ------        -----
                       TOTAL REVENUES   2,804          2,399        1,814
                                       ------         ------        -----

BENEFITS, CLAIMS AND EXPENSES
    Benefits, claims and claim
     adjustment expenses                1,422          1,405        1,046
    Dividends to policyholders            675            419          227
    Amortization of deferred policy
     acquisition costs                    199            145          113
    Other insurance expense               317            227          210
                                       ------         ------        -----
  TOTAL BENEFITS, CLAIMS AND EXPENSES   2,613          2,196        1,596
                                       ------         ------        -----

INCOME BEFORE INCOME TAX EXPENSE          191            203          218

    Income tax expense                     62             65           75
                                       ------         ------        -----
NET INCOME                               $129           $138         $143
                                       ------         ------        -----
                                       ------         ------        -----

---------------------------------------------------------------------------
---------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                           (IN MILLIONS EXCEPT SHARE DATA)

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
                                                           AS OF DECEMBER 31,
                                                           ------------------
                                                           1995      1994
                                                           -------   --------
                        ASSETS
Investments
    Fixed maturities
         available for sale, at market value
         (amortized cost of $14,440 and $14,464)           $14,400   $13,429
    Equity securities, at market value
         (cost of $61 and $76)                                  63        68
    Mortgage loans, at outstanding balance                     265       316
    Policy loans, at outstanding balance                     3,381     2,614
    Other investments, at cost                                 156       107
                                                           -------   -------
                                       TOTAL INVESTMENTS    18,265    16,534

Cash                                                            46        20
Premiums and amounts receivable                                165       160
Reinsurance recoverable                                      6,221     5,466
Accrued investment income                                      394       378
Deferred policy acquisition costs                            2,188     1,809
Deferred income tax                                            420       590
Other assets                                                   234        83
Separate account assets                                     36,264    22,809
                                                           -------   -------
                                            TOTAL ASSETS   $64,197   $47,849
                                                           -------   -------
                                                           -------   -------

                        LIABILITIES
Future policy benefits                                      $2,373    $1,890
Other policyholder funds                                    22,598    21,328
Other liabilities                                            1,233     1,000
Separate account liabilities                                36,264    22,809
                                                           -------   -------
                                       TOTAL LIABILITIES    62,468    47,027
                                                           -------   -------
Commitments and contingencies (Note 9)

                   STOCKHOLDER'S EQUITY
Common stock
    Authorized 1,000 shares, $5,690 par value
    Issued and outstanding 1,000 shares                          6         6
Additional paid-in capital                                   1,007       826
Retained earnings                                              773       644
Unrealized loss on investments, net of tax                     (57)     (654)
                                                           -------   -------
                              TOTAL STOCKHOLDER'S EQUITY     1,729       822
                                                           -------   -------
              TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY   $64,197   $47,849
                                                           -------   -------
                                                           -------   -------
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                    (IN MILLIONS)

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                                               UNREALIZED LOSS       TOTAL
                                                        COMMON     ADDITIONAL      RETAINED   ON INVESTMENTS,    STOCKHOLDER'S
                                                        STOCK    PAID-IN-CAPITAL   EARNINGS     NET OF TAX          EQUITY
                                                        ------   ---------------   --------   ---------------    -------------
BALANCE, DECEMBER 31, 1992                                  $6              $498       $373                $0             $877

 Net income                                                  -                 -        143                 -              143

 Capital contribution                                        -               180          -                 -              180

 Excess of assets over liabilities
 on reinsurance assumed from affiliate                       -                (2)         -                 -               (2)

 Change in unrealized loss on investments, net of tax        -                 -          -                (5)              (5)

                                                         ------   ---------------   --------   ---------------    -------------
BALANCE, DECEMBER 31, 1993                                   6               676        516                (5)           1,193
                                                         ------   ---------------   --------   ---------------    -------------


 Net income                                                  -                 -        138                 -              138

 Capital contribution                                        -               150          -                 -              150

 Dividend paid                                               -                 -        (10)                -              (10)

 Change in unrealized loss on investments, net of tax*       -                 -          -              (649)            (649)
                                                        ------   ---------------   --------   ---------------    -------------

BALANCE, DECEMBER 31, 1994                                   6               826        644              (654)             822
                                                        ------   ---------------   --------   ---------------    -------------

 Net income                                                  -                 -        129                 -              129

 Capital contribution                                        -               181          -                 -              181

 Change in unrealized loss on investments, net of tax        -                 -          -               597              597
                                                        ------   ---------------   --------   ---------------    -------------

BALANCE, DECEMBER 31, 1995                                  $6           $1,007       $773              ($57)           $1,729
                                                        ------   ---------------   --------   ---------------    -------------
                                                        ------   ---------------   --------   ---------------    -------------

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(*) The 1994 change in unrealized loss on investments, net of tax, included an unrealized gain of $91 due to adoption of SFAS No. 115 as discussed in Note 1(b) of Notes to Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (IN MILLIONS)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------------------
                                                                                    1995            1994            1993
                                                                               -------------   --------------   -------------
OPERATING ACTIVITIES
 Net income                                                                             $129             $138            $143
 Adjustments to net income:
   Net realized (losses) gains                                                            11               (7)            (16)
   (Decrease) increase in liability to policyholders for realized gains                   (3)               5             (15)
   Net amortization of premium on fixed maturities                                        21               41               2
   Provision for deferred income taxes                                                  (172)            (128)           (121)
   Increase in deferred policy acquisition costs                                        (379)            (441)           (292)
   (Increase) decrease in premiums and amounts receivable                                (81)              10             (28)
   Increase in accrued investment income                                                 (16)            (106)             (4)
   (Increase) decrease in other assets                                                  (177)             101             (36)
   (Increase) decrease in reinsurance recoverable                                        (35)              75            (121)
   Increase in liability for future policy benefits                                      483              224             360
   Increase in other liabilities                                                         281              191             176
                                                                               -------------   --------------   -------------
                                     CASH PROVIDED BY OPERATING ACTIVITIES                62              103              48
                                                                               -------------   --------------   -------------

INVESTING ACTIVITIES
 Purchases of fixed maturities investments                                            (6,228)          (9,127)        (12,406)
 Proceeds from sales of fixed maturities investments                                   4,848            5,708           8,813
 Maturities and principal paydowns of fixed maturities investments                     1,741            1,931           2,596
 Net purchases of other investments                                                     (871)          (1,338)           (206)
 Net (purchases)/sales of short-term investments                                         (24)             135            (564)
                                                                               -------------   --------------   -------------
                                        CASH USED FOR INVESTING ACTIVITIES              (534)          (2,691)         (1,767)
                                                                               -------------   --------------   -------------

FINANCING ACTIVITIES
 Net receipts from investment and UL-type contracts credited to
   policyholder account balances                                                         498            2,467           1,513
 Capital contribution                                                                      0              150             180
 Dividends paid                                                                            0              (10)              0
                                                                               -------------   --------------   -------------
                                     CASH PROVIDED BY FINANCING ACTIVITIES               498            2,607           1,693
                                                                               -------------   --------------   -------------

NET INCREASE (DECREASE) IN CASH                                                           26               19             (26)

 Cash at beginning of year                                                                20                1              27
                                                                               -------------   --------------   -------------

CASH AT END OF YEAR                                                                      $46              $20              $1
                                                                               -------------   --------------   -------------
                                                                               -------------   --------------   -------------

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes are an integral part of these Consolidated Financial Statements.

             HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      (DOLLAR AMOUNTS IN MILLIONS)



1.  SIGNIFICANT ACCOUNTING POLICIES

(A)  BASIS OF PRESENTATION
These consolidated financial statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life" or the "Company"), ITT Hartford Life and Annuity Insurance Company ("ILA") and ITT Hartford International Life Reassurance Corporation ("HLRe"), formerly American Skandia Life Reinsurance Corporation. Hartford Life is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"). Hartford Life is ultimately owned by Hartford Fire Insurance Company ("Hartford Fire"), which is ultimately owned by ITT Hartford Group, Inc. ("ITT Hartford"), formerly a subsidiary of ITT Corporation ("ITT"). On December 19, 1995, ITT Corporation distributed all of the outstanding shares of ITT Hartford Group to ITT Corporation Shareholders of record in an action known herein as the "Distribution". As a result of the Distribution, ITT Hartford became an independent publicly traded company.

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company offers life, annuity, pension, and disability insurance products. These products are distributed and marketed by multiple distribution channels which include broker-dealers, agents and banks, as well as a captive sales force. Hartford Life conducts business primarily in the United States and is licensed to write business in all 50 states. The Company is headquartered in Simsbury, Connecticut and has 3,045 direct employees.

The consolidated financial statements are prepared in conformity with generally accepted accounting principles which differ in certain material respects from the accounting practices prescribed or permitted by various insurance regulatory authorities.

(B)  CHANGES IN ACCOUNTING PRINCIPLES
Effective January 1, 1994, Hartford Life adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The new standard requires, among other things, that securities be classified as "held-to-maturity", "available-for-sale" or "trading" based on Hartford Life's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The classification determines the appropriate accounting carrying value (cost basis or fair value) and, in the case of fair value, whether the adjustment impacts Stockholder's Equity directly or is reflected in the Consolidated Statements of Income. Investments in equity securities had previously been and continue to be recorded at fair value with the corresponding impact included in Stockholder's Equity. Under SFAS No. 115, Hartford Life's fixed maturities are classified as "available-for-sale" and accordingly, these investments are reflected at fair value with the corresponding impact included as a component of Stockholder's Equity designated as "Unrealized loss on investments, net of tax." As with the underlying investment security, unrealized gains and losses on derivative financial instruments are considered in determining the fair value of the portfolios. The impact of adoption was an increase to Stockholder's Equity of $91. Hartford Life's cash flows were not impacted by this change in accounting principle.

(C)  REVENUE RECOGNITION
Revenues for universal life policies and investment products consist of policy charges for the cost of insurance, policy administration and surrender charges assessed to policy account balances. Premiums for traditional life insurance policies are recognized as revenues when they are due from policyholders. Deferred acquisition costs are amortized using the retrospective deposit method for universal life and other types of contracts where the payment pattern is irregular or surrender charges are a significant source of profit and the prospective deposit method is used where investment margins are the primary source of profit.

(D)  FUTURE POLICY BENEFITS AND OTHER POLICYHOLDER FUNDS
Liabilities for future policy benefits are computed by the net level premium method using interest rate assumptions varying from 3% to 11% and withdrawal, mortality and morbidity assumptions which vary by plan, year of issue and policy durations and include a provision for adverse deviation. Other policyholder funds which represent liabilities for universal life insurance and investment products reflect policy account balances before applicable surrender charges.

(E)  POLICYHOLDER REALIZED GAINS AND LOSSES
Realized gains and losses on security transactions associated with Hartford Life's immediate participation guaranteed contracts are excluded from revenues, since under the terms of the contracts the realized gains and losses will be credited to policyholders in future years as they are entitled to receive them.

(F)  DEFERRED POLICY ACQUISITION COSTS
Policy acquisition costs, including commissions and certain underwriting expenses associated with acquiring traditional life insurance products, are deferred and amortized over the lesser of the estimated or actual contract life. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges, investment, mortality and expense margins.

(G)  INVESTMENTS
Hartford Life's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper which are classified as "available-for-sale" and accordingly are carried at market value with the after-tax difference from cost reflected as a component of Stockholder's Equity designated "Unrealized loss on investments, net of tax". Equity securities, which include common and non-redeemable preferred stocks, are carried at market value with the after-tax difference from cost reflected in Stockholder's Equity. Realized investment gains and losses, after deducting life and pension policyholders' share, are reported as a component of revenue and are determined on a specific identification basis.

(H)  DERIVATIVE FINANCIAL INSTRUMENTS
Hartford Life uses a variety of derivative financial instruments including, swaps, caps, floors, options, forwards and exchange traded financial futures as part of an overall risk management strategy. These instruments, are used as a means of hedging exposure to price, foreign currency and/or interest rate risk on planned investment purchases or existing assets and liabilities. Hartford Life does not hold or issue derivative financial instruments for trading purposes. Hartford Life's accounting for derivative financial instruments used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 52 , "Foreign Currency Translation", American Institute of Certified Public Accountants Statement of Position 86-2, "Accounting for Options" and various Emerging Issues Task Force pronouncements. Written options are in all cases used in conjunction with other assets and derivatives as part of an overall risk management strategy. Derivative instruments are carried at values consistent with the asset or liability being hedged. Derivatives used to hedge fixed maturities or equities are carried at fair value with the after-tax difference from cost reflected in Stockholder's Equity. Derivatives used to hedge other invested assets or liabilities are carried at cost.

Derivatives, used as part of a risk management strategy, must be designated at inception as a hedge and measured for effectiveness both at inception and on an ongoing basis. Hartford Life's minimum correlation threshold for hedge designation is 80%. If correlation, which is assessed monthly and measured based on a rolling three month average, falls below 80%, hedge accounting will be terminated. Derivatives used to create a synthetic asset must meet synthetic accounting criteria including designation at inception and consistency of terms between the synthetic and the instrument being replicated. Synthetic instrument accounting, consistent with industry practice, provides that the synthetic asset is accounted for like the financial instrument it is intended to replicate. Derivatives which fail to meet risk management criteria are marked to market with the impact reflected in the Consolidated Statements of Income.

Gains or losses on financial futures contracts entered into in anticipation of the future receipt of product cash flows are deferred and, at the time of the ultimate purchase, reflected as a basis adjustment to the purchased asset. Gains or losses on futures used in invested asset risk management are deferred and adjusted into the basis of the hedged asset when the contract futures are closed, except for futures used in duration hedging which are deferred and basis adjusted on a quarterly basis. The basis adjustments are amortized into investment income over the remaining asset life.

Open forward commitment contracts are marked to market through Stockholder's Equity. Such contracts are recorded at settlement by recording the purchase of the specified securities at the previously committed price. Gains or losses resulting from the termination of the forward commitment contracts before the delivery of the securities are recognized immediately in the Consolidated Statements of Income as a component of net investment income.

The cost of options entered into as part of a risk management strategy are basis adjusted to the underlying asset or liability and amortized over the remaining life of the hedge. Gains or losses on expiration or termination are adjusted into the basis of the underlying asset or liability and amortized over the remaining asset life.

Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net receipts or payments are accrued and recognized over the life of the swap agreement as an adjustment to income. Should the swap be terminated, the gain or loss is adjusted into the basis of the asset or liability and amortized over the remaining life. Should the hedged asset be sold or liability terminated without terminating the swap position, any swap gains or losses are immediately recognized in earnings. Interest rate swaps purchased in anticipation of an asset purchase ("anticipatory transaction") are recognized consistent with the underlying asset components such that the settlement component is recognized in the Consolidated Statements of Income while the change in market value is recognized as an unrealized gain or loss.

Premiums paid on purchased floor or cap agreements and the premium received on issued floor or cap agreements (used for risk management), are adjusted into the basis of the applicable asset and amortized over the asset life. Gains or losses on termination of such positions are adjusted into the basis of the asset or liability and amortized over the remaining asset life. Net payments are recognized as an adjustment to income or basis adjusted and amortized depending on the specific hedge strategy.

Forward exchange contracts and foreign currency swaps are accounted for in accordance with SFAS No. 52.

(I)  RELATED PARTY TRANSACTIONS
Transactions of Hartford Life with its parent and affiliates relate principally to tax settlements, insurance coverage, rental and service fees and payment of dividends and capital contributions. In addition, certain affiliated insurance companies purchased group annuity contracts from Hartford Life to fund pension costs and claim annuities to settle casualty claims.

On June 30, 1995, the assets of Lyndon Insurance Company ("Lyndon") were contributed to ILA. As a result, ILA received approximately $365 in fixed maturities, equity securities and cash, $26 in receivables, $187 of current tax liability, $20 in deferred tax liability, and $3 of other liabilities. The excess of assets over liabilities of $181 were recorded as an increase to paid-in capital.

Substantially all general insurance expenses related to Hartford Life, including rent expenses, are initially paid by Hartford Fire. Direct expenses are allocated to Hartford Life using specific identification and indirect expenses are allocated using other applicable methods.

The rent paid to Hartford Fire for the space occupied by Hartford Life was $3 in 1995, 1994, and 1993 respectively. Hartford Life expects to pay rent of $3 in 1996, 1997, 1998, 1999, and 2000, respectively and $57 thereafter, over the contract life of the lease.

(J) DIVIDEND TO POLICYHOLDERS
Dividends to policyholders primarily represent those amounts paid to corporate owned life insurance ("COLI") policyholders. These dividend liabilities, which appear as other policyholder funds on the Consolidated Balance Sheets, are recorded when approved by the board of directors.

See Note (4) for the related party coinsurance agreements.

2. INVESTMENTS
(a) COMPONENTS OF NET INVESTMENT INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Interest income                                              $1,338    $1,247    $1,007
Income from other investments                                     1        54        53
                                                             ------    ------    ------

                                    GROSS INVESTMENT INCOME   1,339     1,301     1,060

Less: Investment expenses                                        11         9         9
                                                             ------    ------    ------
                                      NET INVESTMENT INCOME  $1,328    $1,292    $1,051
                                                             ------    ------    ------
                                                             ------    ------    ------

(b) UNREALIZED GAINS/(LOSSES) ON EQUITY SECURITIES

                                                                 As of December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Gross unrealized gains                                           $4        $2        $3
Gross unrealized losses                                          (2)      (11)      (11)
Deferred income tax expenses/(benefit)                            1        (3)       (3)
                                                             ------    ------    ------
                    NET UNREALIZED GAINS (LOSSES) AFTER TAX       1        (6)       (5)
Balance at the beginning of the year                             (6)       (5)       (0)
                                                             ------    ------    ------
CHANGE IN NET UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES     $7       ($1)      ($5)
                                                             ------    ------    ------
                                                             ------    ------    ------

(c) UNREALIZED GAINS/(LOSSES) IN FIXED SECURITIES
                                                                 As of December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Gross unrealized gains                                         $529      $150      $538
Gross unrealized losses                                        (569)   (1,185)     (290)
Unrealized (losses)/gains credited to policyholder              (52)       37         0
Deferred income tax (benefit)/expense                           (34)     (350)       87
                                                             ------    ------    ------
                    NET UNREALIZED (LOSSES) GAINS AFTER TAX     (58)     (648)      161

Balance at the beginning of the year                           (648)      161       144
                                                             ------    ------    ------
                  CHANGE IN NET UNREALIZED GAINS(LOSES)
                   ON FIXED MATURITIES                         $590     ($809)      $17
                                                             ------    ------    ------
                                                             ------    ------    ------

(d) COMPONENTS OF NET REALIZED GAINS/(LOSSES)
                                                              Year ended December 31,
                                                             --------------------------
                                                              1995      1994      1993
                                                             ------    ------    ------
Fixed maturities                                                $23      ($34)     ($12)
Equity securities                                                (6)      (11)        0
Real estate and other                                           (25)       47        43
Less: (decrease)/increase in liability to policyholders
  for realized gains                                             (3)        5       (15)
                                                             ------    ------    ------
                                NET REALIZED (LOSSES) GAINS    ($11)       $7       $16
                                                             ------    ------    ------
                                                             ------    ------    ------

(e) DERIVATIVE INVESTMENTS
A summary of investments, segregated by major category along with the types of derivatives and their respective notional amounts, are as follows as of December 31, 1995:

                                                           SUMMARY OF INVESTMENTS
                                                           AS OF DECEMBER 31, 1995
                                                              (CARRYING AMOUNT)


                                                         Caps, Floors & Options                         Foreign
                                  Carrying               -----------------------                        Currency
                                   Value   Non-Derivative Issued(b)  Purchased(c)  Futures(d)  Swaps(f)   Swaps
                                  --------  -----------  --------   -----------   ---------   --------   -------
Asset-backed securities             $5,764       $5,752       ($1)          $30          $0       ($17)       $0
Inverse floaters(a)                    711          794       (30)           16           0        (69)        0
Anticipatory(e)                          0            0         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
  TOTAL ASSET-BACKED SECURITIES      6,475        6,546       (31)           46           0        (86)        0

Other bonds and notes                7,118        7,165        (1)            0           0        (22)      (24)
Short-term investments                 807          807         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
           TOTAL FIXED MATURITIES   14,400       14,518       (32)           46           0       (108)      (24)
Other investments                    3,865        3,865         0             0           0          0         0
                                  --------  -----------  --------   -----------   ---------   --------   -------
             TOTAL INVESTMENTS     $18,265      $18,383      ($32)          $46          $0      ($108)     ($24)
                                  --------  -----------  --------   -----------   ---------   --------   -------
                                  --------  -----------  --------   -----------   ---------   --------   -------

                                                           SUMMARY OF INVESTMENTS
                                                           AS OF DECEMBER 31, 1995
                                                              (NOTIONAL AMOUNT)
                                                         (EXCLUDING LIABILITY HEDGES)


                                                  Caps, Floors & Options                   Foreign
                                   Notional       ----------------------                   Currency
                                    Amount  Issued(b) Purchased(c) Futures(d)   Swaps(f)    Swaps
                                  --------  ---------  ---------   ----------  ---------  ---------
Asset-backed securities             $3,863       $118     $3,133         $322       $290         $0
Inverse floaters(a)                  1,601        560        354            6        681          0
Anticipatory(e)                        238          0          0          213         25          0
                                  --------  ---------  ---------   ----------  ---------  ---------
 TOTAL ASSET-BACKED SECURITIES       5,702        678      3,487          541        996          0

   Other bonds and notes             1,365         33         66          322        757        187
   Short-term  investments               0          0          0            0          0          0
                                  --------  ---------  ---------   ----------  ---------  ---------
        TOTAL FIXED MATURITIES       7,067        711      3,553          863      1,753        187
   Other investments                    18          0          0            0         18          0
                                  --------  ---------  ---------   ----------  ---------  ---------
             TOTAL INVESTMENTS      $7,085       $711     $3,553         $863     $1,771       $187
                                  --------  ---------  ---------   ----------  ---------  ---------
                                  --------  ---------  ---------   ----------  ---------  ---------


(a) Inverse floaters are variations of CMO's for which the coupon rates move inversely with an index rate (e.g. LIBOR). The risk to principal is considered negligible as the underlying collateral for the securities is
guaranteed or sponsored by government agencies.   To address the volatility
risk created by the coupon variability, Hartford Life uses a variety of derivative instruments, primarily interest rate swaps and issued floors.

(b) Includes issued caps $475 with a weighted average strike rate of 8.5% (ranging from 7.0% to 10.4%) and over 85% mature in 2000 through 2004. Issued floors totaled $236, have a weighted average strike rate of 8.1% (ranging from 5.3% to 10.9%) and mature through 2007 with 76% maturing by 2004.

(c) Comprised of purchased floors of $1.8 billion and purchased caps of $1.7 billion. The floors have a weighted average strike price of 5.8% (ranging from 3.7% to 6.8%) and over 85% mature in 1997 through 1999. The caps have a weighted average strike price of 7.5% (ranging from 4.5% and 10.1%) and over 82% mature in 1997 through 1999.

(d) Over 95% of futures contracts expire before December 31, 1996.

(e) Deferred gains and losses on anticipatory transactions are included in the carrying value of bond investments in the consolidated balance sheets. At the time of the ultimate purchase, they are reflected as a basis adjustment to the purchased asset. At December 31, 1995, there were $5.3 in net deferred losses for futures, interest rate swaps and purchased options.

(f) The following table summarizes the maturities by notional value of interest rate swaps outstanding at December 31, 1995 and the related weighted average interest pay rate or receive rate assuming current market conditions:


                                                      MATURITY OF SWAPS ON INVESTMENTS
                                                           AS OF DECEMBER 31, 1995

                                                                                                                           LAST
                                                  1996      1997      1998      1999      2000     THEREAFTER     TOTAL  MATURITY
                                                  ----      ----      ----      ----      ----     ----------     -----  --------
INTEREST RATE SWAPS
 PAY FIXED/RECEIVE VARIABLE
   Notional Value                                  $15       $50        $0      $453       $31           $229      $778      2004
   Weighted Average Pay Rate                      5.0%      7.2%      0.0%      8.1%      7.1%           7.8%      7.8%
   Weighted Average Receive Rate                  5.8%      5.9%      0.0%      5.8%      5.7%           5.9%      5.9%

 PAY VARIABLE/RECEIVE FIXED
   Notional Value                                 $100       $68       $25       $25       $35           $190      $443      2007
   Weighted Average Pay Rate                      5.9%      8.6%      5.9%      0.0%      5.9%           5.4%      5.4%
   Weighted Average Receive Rate                  2.4%      7.9%      4.0%      0.0%      6.5%           6.9%      6.9%

 PAY VARIABLE/RECEIVE DIFFERENT VARIABLE
   Notional Value                                  $50       $18       $36       $12      $200           $234      $550      2004
   Weighted Average Pay Rate                      5.8%      0.0%      3.7%      3.5%      4.5%          16.3%      5.7%
   Weighted Average Receive Rate                  5.4%      0.0%      5.6%      5.2%      6.8%           5.9%      6.4%

TOTAL INTEREST RATE SWAPS                         $165      $136       $61      $490      $266           $653    $1,771      2007
 WEIGHTED AVERAGE PAY RATE                        5.8%      7.8%      4.6%      7.6%      5.0%           7.3%      6.9%
 WEIGHTED AVERAGE RECEIVE RATE                    3.6%      7.2%      4.9%      5.4%      6.6%           6.3%      5.8%


(g) The following table reconciles the derivative notional amounts by derivative type and by strategy:

                                                          BY DERIVATIVE TYPE
                                   ----------------------------------------------------------------------
                                       12/31/94                      MATURITIES/              12/31/95
                                  NOTIONAL AMOUNT     ADDITIONS      TERMINATIONS        NOTIONAL AMOUNT
                                  ---------------     ---------      ------------        ---------------
Caps                                       $1,861        $2,666            $2,343                 $2,184
Floors                                      2,131           237               188                  2,180
Swaps/Collars/Forwards/Options              4,374         1,355             2,163                  3,566
Futures                                       253         6,125             5,515                    863
                                  ---------------     ---------      ------------        ---------------
                           TOTAL           $8,619       $10,383           $10,209                 $8,793
                                  ---------------     ---------      ------------        ---------------
                                  ---------------     ---------      ------------        ---------------


                                                            BY STRATEGY
                                   ----------------------------------------------------------------------
                                         12/31/94                     MATURITIES/              12/31/95
                                  NOTIONAL AMOUNT     ADDITIONS      TERMINATIONS        NOTIONAL AMOUNT
                                  ---------------    ----------      ------------        ---------------
Liability                                  $1,725          $729              $746                 $1,708
Anticipatory                                  626         1,564             1,952                    238
Asset                                       3,048         3,153             3,217                  2,984
Portfolio                                   3,220         4,937             4,294                  3,863
                                  ---------------    ----------      ------------         --------------
                       TOTAL               $8,619       $10,383           $10,209                 $8,793
                                  ---------------    ----------      ------------         --------------
                                  ---------------    ----------      ------------         --------------

In addition to risk management through derivative financial instruments pertaining to the investment portfolio, interest rate sensitivity related to certain Company liabilities was altered primarily through interest rate swap agreements. The notional amount of the liability agreements in which Hartford Life generally pays one variable rate in exchange for another, was $1.7 billion at December 31, 1995 and 1994 respectively. The weighted average pay rate is 5.9%; the weighted average receive rate is 6.0% , and these agreements mature at various times through 2001.

(F)  CONCENTRATION OF CREDIT RISK
Hartford Life has a reinsurance recoverable of $5.6 billion from Mutual Benefit Life Assurance Corporation (Mutual Benefit). The risk of Mutual Benefit becoming insolvent is mitigated by the reinsurance agreement's requirement that the assets be kept in a security trust with Hartford Life as sole beneficiary. Excluding investments in U.S. government and agencies, Hartford Life has no other significant concentrations of credit risk.

Included in fixed maturity investments at December 31, 1995 were $39 of Orange County, California Pension Obligation Bonds, $17 of which were carried in the general account and $22 which were included in Hartford Life's guaranteed separate accounts. During 1995 all interest payments due were received. While Orange County is currently operating under Protection of Chapter 9 of the Federal Bankruptcy Laws, Hartford Life believes the bonds are not impaired other than on a temporary basis.

(G)  FIXED MATURITIES
The schedule below details the amortized cost and fair values of Hartford Life's fixed maturities by component, along with the gross unrealized gains and losses:



                                                                      AS OF DECEMBER 31,1995
                                                       --------------------------------------------------
                                                                          GROSS UNREALIZED
                                                       AMORTIZED       ---------------------      MARKET
                                                          COST          GAINS         LOSSES       VALUE
                                                       ----------      -------        ------       -----
U.S. Government and government agencies and
   authorities;
 Guaranteed and sponsored                                   $502           $4            ($9)        $497
 Guaranteed and sponsored-asset backed                     3,568          210           (387)       3,391

State, municipalities and political subdivisions             201            4             (3)         202
International governments                                    291           19             (4)         306
Public utilities                                             949           29             (2)         976
All other corporate-asset backed                           3,065           76            (55)       3,086
All other corporate                                        5,056          187           (109)       5,134
Short-term investments                                       808            0              0          808
                                                       ----------      -------          -----       -----
                                TOTAL INVESTMENTS        $14,440         $529          ($569)     $14,440
                                                       ----------      -------          -----       -----
                                                       ----------      -------          -----       -----


                                                                      AS OF DECEMBER 31,1994
                                                       --------------------------------------------------
                                                                          GROSS UNREALIZED
                                                       AMORTIZED       ---------------------      MARKET
                                                          COST          GAINS         LOSSES       VALUE
                                                       ----------      -------        ------       -----
U.S. Government and government agencies
   and authorities;
 Guaranteed and sponsored                                 $1,516           $1           ($87)      $1,430
 Guaranteed and sponsored-asset backed                     4,256           78           (571)       3,763

State, municipalities and political subdivisions             148            1            (12)         137
International governments                                    189            1            (14)         176
Public utilities                                             531            1            (32)         500
All other corporate-asset backed                           2,442           30           (121)       2,351
All other corporate                                        3,717           38           (297)       3,458
Short-term investments                                     1,665            0            (51)       1,614
                                                        ---------      -------       --------     -------
                                TOTAL INVESTMENTS        $14,464         $150        ($1,185)     $13,429
                                                        ---------      -------       --------     -------
                                                        ---------      -------       --------     -------

The amortized cost and estimated fair value of fixed maturities at December 31, 1995, by maturity, are shown below. Asset backed securities are distributed to maturity year based on estimates of the rate of future prepayments of principal over the remaining life of the securities. Expected maturities differ from contractual maturities reflecting the borrowers' rights to call or prepay their obligations.

                                                      AMORTIZED     MARKET
                                                         COST       VALUE
                                                     ----------   ---------
       Due in one year or less                          $3,146      $3,133
       Due after one year through five years             6,373       6,316
       Due after five years through ten years            3,609       3,644
       Due after ten years                               1,312       1,307
                                                     ----------   ---------
                                             TOTAL     $14,440     $14,400
                                                     ----------   ---------
                                                     ----------   ---------

Sales of fixed maturities excluding short-term fixed maturities for the years ended December 31, 1995, 1994, and 1993 resulted in proceeds of $4,848, $5,708, and $8,813, respectively, resulting in gross realized gains of $91, $71, and $192, respectively, and gross realized losses of $72, $100, and $219, respectively, not including policyholder gains and losses. Sales of equity securities and other investments for the years ended December 31, 1995, 1994, and 1993 resulted in proceeds of $64, $159, and $127, respectively, resulting in gross realized gains of $28, $3, and $0, respectively, and gross realized losses of $59, $14, $0, respectively, not including policyholder gains and losses.

(H)  FAIR VALUE OF FINANCIAL INSTRUMENTS

                               AS OF DECEMBER 31, 1995  AS OF DECEMBER 31, 1994
                               -----------------------  -----------------------
                                        CARRYING    FAIR    CARRYING    FAIR
                                         AMOUNT    VALUE     AMOUNT    VALUE
                                        --------  --------  --------  --------
ASSETS
 Fixed maturities                        $14,400   $14,400   $13,429   $13,429
 Equity securities                            63        63        68        68
 Policy loans                              3,381     3,381     2,614     2,614
 Mortgage loans                              265       265       316       316
 Investments in partnerships and trusts       94        97        36        42
 Miscellaneous                                62        62        67        67

LIABILITIES
 Other policy claims and benefits        $12,727   $12,767   $13,001   $12,374


The following methods and assumptions were used to estimate the fair value of each class of financial instrument: fair value for fixed maturities and equity securities approximate those quotations published by applicable stock exchanges or are received from other reliable sources; policy and mortgage loan carrying amounts approximate fair value; investments in partnerships and trusts are based on external market valuations from partnership and trust management; and other policy claims and benefits payable are determined by estimating future cash flows discounted at the current market rate.

3.  INCOME TAX
Hartford Life is included in ITT Hartford Group's consolidated U.S. Federal income tax return and remits to (receives from) ITT Hartford Group, Inc. a current income tax provision (benefit) computed in accordance with the tax sharing arrangements between its insurance subsidiaries. The effective tax rate was 32% in 1995 and 1994, and approximates the U.S. statutory tax rate of 35% in 1993.

The provision for income taxes was as follows:

                                          FOR THE YEARS ENDED DECEMBER 31,
                                         ---------------------------------
                                            1995      1994      1993
                                          -------   -------   -------
INCOME TAX EXPENSES
  Current                                    $211      $185      $190
  Deferred                                   (149)     (120)     (115)
                                          -------   -------   -------
                                   TOTAL      $62       $65       $75
                                          -------   -------   -------
                                          -------   -------   -------

INCOME TAX PROVISION
  Tax provision at U.S. statutory rate        $67       $71       $76
  Tax-exempt income                            (3)       (3)        0
  Foreign tax credit                           (4)       (1)        0
  Other                                         2        (2)       (1)
                                          -------   -------   -------
               PROVISION FOR INCOME TAX       $62       $65       $75
                                          -------   -------   -------
                                          -------   -------   -------

Income taxes paid  were $162, $244, and $301 in 1995, 1994, and 1993 respectively. The current taxes due from Hartford Fire were $8 and $46 in 1995 and 1994, respectively.

Deferred tax assets(liabilities) include the following:

                                                           DECEMBER 31,
                                                      --------------------
                                                        1995        1994
                                                      ---------   ---------
       Tax deferred acquisition costs                    $410        $284
       Book deferred acquisition costs and reserves       138        (134)
       Employee benefits                                    8           7
       Unrealized net loss on investments                  32         353
       Investments and other                             (168)         80
                                                      ---------   ---------
                            TOTAL DEFERRED TAX ASSET     $420        $590
                                                      ---------   ---------
                                                      ---------   ---------



Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus Account" and will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on this deferred income. The balance for tax return purposes of the Policyholders' Surplus Account as of December 31, 1995 was $37.

4.  REINSURANCE
Hartford Life cedes insurance to non-affiliated insurers in order to limit its maximum loss. Such transfer does not relieve Hartford Life of its primary liability. Hartford Life also assumes insurance from other insurers. Group life and accident and health insurance business is substantially reinsured to affiliated companies.

Life insurance net retained premiums were comprised of the following:

                                             YEAR ENDED DECEMBER 31,
                                          ---------------------------
                                            1995      1994      1993
                                          -------   -------   -------
  Gross premiums                           $1,545    $1,316    $1,135
  Insurance assumed                           591       299        93
  Insurance ceded                             649       515       481
                                          -------   -------   -------
                   NET RETAINED PREMIUMS   $1,487    $1,100      $747
                                          -------   -------   -------
                                          -------   -------   -------

Life reinsurance recoveries, which reduced death and other benefits, for the years ended December 31, 1995, 1994 and 1993 approximated $220, $164, and $149, respectively.

In December 1994, Hartford Life assumed from a third party approximately $500 of corporate owned life insurance reserves on a coinsurance basis. In December 1995, this block of business was reinsured to HLRe utilizing modified coinsurance, with the assets and policy liabilities placed in a separate account. In October 1994, HLRe recaptured approximately $500 of corporate owned life insurance from a third party reinsurer. Subsequent to this transaction, Hartford Life and HLRe restructured their coinsurance agreement from coinsurance to modified coinsurance, with the assets and policy liabilities placed in the separate account. These transactions did not have a material impact on consolidated net income.

Also in December 1994, ILA ceded to a third party $1.0 billion in individual fixed and variable annuities on a modified coinsurance basis. In December 1995, Hartford Life ceded approximately $1.2 billion in individual variable annuities on a modified coinsurance basis to a third party. These transactions did not have a material impact on consolidated net income.

In May 1994, Hartford Life assumed the life insurance policies and the individual annuities of Pacific Standard with reserves and account values of approximately $400. Hartford Life received cash and investment grade assets to support the life insurance and individual annuity contract obligations assumed.

In November 1993, ILA acquired, through an assumption reinsurance transaction, substantially all of the individual fixed and variable annuity business of HLA. As a result of this transaction, the assets and liabilities of Hartford Life increased approximately $1 billion. The excess of liabilities assumed over assets received, of $2, was recorded as a decrease to capital surplus. The remaining $41 in assets and liabilities were transferred in October 1995. The impact on consolidated net income was not significant.

In August 1993, Hartford Life received assets of $300 for assuming the group COLI contract obligations of Mutual Benefit Life Insurance Company, through an assumption reinsurance transaction. Under the terms of the agreement, Hartford Life coinsured back 75% of the liabilities to Mutual Benefit Life Insurance Company. All assets supporting Mutual Benefit's reinsurance liability to Hartford Life are placed in a "security trust", with Hartford Life as the sole beneficiary. The impact on 1993 consolidated net income was not significant.

5.  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS
Hartford Life's employees are included in Hartford Fire's noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. Hartford Life's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax purposes. Generally, pension costs are funded through the purchase of Hartford Life's group pension contracts. The cost to Hartford Life was approximately $2, $2, and $3 in 1995, 1994 and 1993, respectively.

Hartford Life provides certain health care and life insurance benefits for eligible retired employees. A substantial portion of Hartford Life's employees may become eligible for these benefits upon retirement. Hartford Life's contribution for health care benefits will depend on the retiree's date of retirement and years of service. In addition, the plan has a defined dollar cap which limits average company contributions. Hartford Life has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis. Postretirement health care and life insurance benefits expense, allocated by Hartford Fire were immaterial for 1995, 1994, and 1993 respectively.

The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6.0% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated postretirement benefit obligation and the annual expense. To the extent that the actual experience differs from the inherent assumptions, the effect will be amortized over the average future service of the covered employees.

6.   BUSINESS SEGMENT INFORMATION

                                       YEAR ENDED DECEMBER 31
                                     --------------------------
                                      1995      1994      1993
                                     ------    ------    ------
REVENUES
    Individual Life and Annuity        $797      $691      $595
    Asset Management Services           734       789       794
    Specialty Insurance Operations    1,273       919       425
                                     ------    ------    ------
                   TOTAL REVENUES    $2,804    $2,399    $1,814
                                     ------    -------   ------
                                     ------    -------   ------

---------------------------------------------------------------
---------------------------------------------------------------

                                       YEAR ENDED DECEMBER 31
                                       ------------------------
                                       1995      1994      1993
                                     ------     -------   -----
INCOME BEFORE INCOME  TAX EXPENSE
    Individual Life and Annuity        $236      $139      $129
    Asset Management Services           (79)       38        71
    Specialty Insurance Operations       34        26        18
                                     ------    ------    ------
        TOTAL INCOME BEFORE INCOME
          TAX EXPENSE                  $191      $203      $218
                                     ------    ------    ------
                                     ------    ------    ------

---------------------------------------------------------------
---------------------------------------------------------------

                                      YEAR ENDED DECEMBER 31
                                    ---------------------------
                                     1995      1994      1993
                                    -------   -------   -------
IDENTIFIABLE ASSETS
    Individual Life and Annuity     $36,741   $26,668   $19,147
    Asset Management Services        13,962    13,334    12,416
    Specialty Insurance Operations   13,494     7,847     6,723
                                    -------   -------   -------
        TOTAL IDENTIFIABLE ASSETS   $64,197   $47,849   $38,286
                                    -------   -------   -------
                                    -------   -------   -------

7.  STATUTORY NET INCOME AND SURPLUS
  Substantially all of the statutory surplus is permanently reinvested or is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval. Statutory net income and surplus as of December 31 were:

                                         1995      1994      1993
                                       --------- --------  --------
    Statutory net income                  $112      $58       $63
    Statutory surplus                   $1,125     $941      $812

8.  SEPARATE ACCOUNTS
  Hartford Life maintains separate account assets and liabilities totaling $36.3 billion and $22.8 billion at December 31, 1995 and 1994, respectively which are reported at fair value. Separate account assets are segregated from other investments and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts totaling $25.9 billion and $14.8 billion at December 31, 1995 and 1994, respectively, wherein the policyholder assumes the investment risk, and guaranteed separate account assets totaling $10.4 billion and $8.0 billion at December 31, 1995 and 1994, respectively, wherein Hartford Life contractually guarantees either a minimum return or account value to the policyholder. Included in the non-guaranteed category are policy loans totaling $1.7 billion and $0.5 billion at December 31, 1995 and 1994, respectively. Investment income (including investment gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income. Separate account management fees, net of minimum guarantees, were $387, $256, and $189, in 1995, 1994, and 1993, respectively.

  The guaranteed separate accounts include modified guaranteed individual annuity, and modified guaranteed life insurance. The average credit interest rate on these contracts is 6.62%. The assets that support these liabilities were comprised of $10.4 billion in bonds at December 31, 1995. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, individual annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $133 million in carrying value and $2.7 billion in notional amounts at December 31, 1995.

9.  COMMITMENTS AND CONTINGENCIES
  In August 1994, Hartford Life renewed a two year note purchase facility agreement which in certain instances obligates Hartford Life to purchase up to $100 million in collateralized notes from a third party. Hartford Life is receiving fees for this commitment. At December 31, 1995, Hartford Life had not purchased any notes under this agreement.

  Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on Hartford Life under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, guaranty fund assessments are used to reduce state premium taxes paid by the Company in certain states. Hartford Life paid guaranty fund assessments of approximately $10, $8 and $6 in 1995, 1994, and 1993, respectively.

  Hartford Life is involved in various legal actions, some of which involve claims for substantial amounts. In the opinion of management the ultimate liability with respect to such lawsuits, as well as other contingencies, is not considered material in relation to the consolidated financial position of Hartford Life.

10. SUBSEQUENT EVENTS

  Prior to 1996, Closed Book GRC was reported as a component of the Asset Management Services Division of the Life segment. The majority of products included in Closed Book GRC are guaranteed investment contracts with guaranteed fixed or indexed rates for a specific period. In 1996, Closed Book GRC is reported as a component of Runoff Operations and had no new or renewal business as of the end of 1995. Closed Book GRC results have been negatively affected by lower investment rates and earnings on mortgage backed securities due to prepayments experienced in excess of assumed levels in years prior to 1995. Closed Book GRC was also affected by the interest rate rise in 1994 when the duration of its assets lengthened relative to that of the liabilities. Due to the reduced investment earnings and duration mismatch, the portfolio had insufficient assets to fund fully its liability commitments. During the third quarter of 1996, the Life segment transferred assets in the amount of $200 million (unaudited) to the Runoff segment to adequately fund Closed Book GRC so that future cash infusions would be minimal.

  Although the Closed Book GRC asset portfolio as a whole is duration matched with its liabilities, certain investments continue to have a longer maturity than their corresponding liabilities and will need to be liquidated prior to maturity in order to meet the specific liability commitments. To protect the existing value of these investments, Hartford Life entered into various hedge transactions in late September 1996 which substantially eliminated further fluctuation in fair value of the investments due to interest rate changes.

  ITT Hartford's accounting policy is to record an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, ITT Hartford has established specific criteria to be used in the impairment evaluation of an individual portfolio of assets. Specifically, if the asset portfolio is supporting a runoff operation, is forced to be liquidated prior to maturity to meet liability commitments, and has a fair value below amortized cost, which will not materially fluctuate as a result of future interest rate changes, then an other temporary impairment has been determined to have occurred. Once an impairment charge has been recorded, ITT Hartford continues to review the impaired securities for appropriate valuation.

  With the initiation of the hedge transactions, which eliminated the possibility that the fair value of the Closed Book GRC investments would recover to their current amortized cost, an other than temporary impairment loss of $82 million after tax was determined to have occurred and was recorded in September 1996. Also, during the third quarter of 1996, Closed Book GRC had asset sales resulting in proceeds of $515 million and a realized loss of $55 million after tax. The asset sales were the result of current liquidity needs in addition to taking advantage of favorable market conditions for certain securities. Other charges of $32 million (unaudited) after tax were also incurred in the third quarter.

  During 1995, Closed Book GRC incurred a $68 million after tax loss from operations. In addition, prior to the above actions the level of the 1995 loss was expected by management to decline by 10% to 25% in 1996 and 1997 with the losses having run off in their entirety by the year 2000. As a result of the above actions, management expects that the comparable 1996 after tax loss will be in the range of $51 to $55 million, while after tax losses in 1997 and 1998 will be reduced to the range of $10 to $20 million per year. Losses from Closed Book GRC in years subsequent to 1998 are expected to be minimal.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
   SCHEDULE I - SUMMARY OF INVESTMENTS (OTHER THAN INVESTMENTS IN AFFILIATES)
                             AS OF DECEMBER 31, 1995
                                  (IN MILLIONS)

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

                                                                                   FAIR          REPORTED ON
                                                                 COST              VALUE         BALANCE SHEET
                                                              --------------    -------------  -----------------
FIXED MATURITIES
  Bonds
   U.S. Government and government agencies and authorities
    Guaranteed and sponsored                                           $502           $497           $497
    Guaranteed and sponsored - asset backed                           3,568          3,391         $3,391

   States, municipalities and political subdivisions                    201            202           $202
   International governments                                            291            306           $306
   Public utilities                                                     949            976           $976
   All other corporate                                                5,056          5,134         $5,134
   All other corporate - asset backed                                 3,065          3,086         $3,086
   Short-term investments                                               808            808           $808
                                                                 ----------      ---------      ---------
                                   TOTAL FIXED MATURITIES           $14,440        $14,400        $14,400


EQUITY SECURITIES
  Common stocks - industrial, miscellaneous and all other                61             63             63

                    TOTAL FIXED MATURITIES AND EQUITY SECURITIES    $14,501        $14,463        $14,463

POLICY LOANS                                                          3,381          3,381          3,381
MORTGAGE LOANS                                                          265            265            265
OTHER INVESTMENTS                                                       156            159            156
                                                                  ---------       --------        -------
                                   TOTAL INVESTMENTS                $18,303        $18,268        $18,265
                                                                  ---------       --------        -------
                                                                  ---------       --------        -------
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Fair value for stocks and bonds approximate those quotations published by applicable stock exchanges or are received from other reliable sources. The fair value for short-term investments approximates cost.

Policy and mortgage loans carrying amounts approximate fair value.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   SCHEDULE III - SUPPLEMENTAL INSURANCE INFORMATION
                                    (in millions)

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amort. of
                             Deferred    Future      Other      Premiums and       Net      Benefits, Claims   Deferred     Other
                              Policy     Policy   Policyholder      Other       Investment    and Claim Adj.    Policy    Insurance
                            Acq. Costs  Benefits     Funds      Considerations    Income         Expenses     Acq. Costs   Expenses
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                                   As of December 31, 1995                          Year ended December 31, 1995

Individual Life and Annuity     $2,088      $706        $4,371            $514        $283              $277        $176       $108
Asset Management Services           87     1,169         8,942              51         683               722          23         68
Specialty Insurance
 Operations                         13       498         9,285             922         351               423           0        816
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $2,188    $2,373       $22,598          $1,487      $1,317            $1,422        $199       $992
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

                                   As of December 31, 1994                          Year ended December 31, 1994

Individual Life and
 Annuity                        $1,708      $582        $4,257            $492        $199              $334        $137        $80
Asset Management Services          101       845        10,160              39         750               695           8         48
Specialty Insurance
 Operations                          0       463         6,911             569         350               376           0        518
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $1,809    $1,890       $21,328          $1,100      $1,299            $1,405        $145       $646
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

                                   As of December 31, 1993                          Year ended December 31, 1993

Individual life and Annuity     $1,237      $428        $3,535            $423        $172              $249         $97       $120
Asset Management Services           97       703         9,026              35         759               662          16         45
Specialty Insurance
 Operations                          0       528         5,673             289         136               135           0        272
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                     TOTAL      $1,334    $1,659       $18,234            $747      $1,067            $1,046        $113       $437
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------
                            ----------  --------  ------------  --------------  ----------  ----------------  ----------  ---------

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Investment income is allocated to the reportable division based on each division's share of investable funds or on a direct basis, where applicable, including realized capital gains and losses.

Benefits, claims and claims adjustment expenses include the increase in liability for future policy benefits and death, disability and other contract benefits payments.

Other insurance expenses are allocated to the division based upon specific identification, where possible.

                   HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                              SCHEDULE IV - REINSURANCE
                                    (in Millions)

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                                                   Percentage of
                                        Gross       Ceded to          Assumed from        Net      Amount Assumed
                                       Amount    Other Companies     Other Companies     Amount     to Net Amount
                                      --------  -----------------   -----------------   --------  ----------------
YEAR ENDED DECEMBER 31, 1995

LIFE INSURANCE IN FORCE               $182,716           $112,774             $26,996    $96,938             27.8%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $549               $163                $122       $508             24.0%
 Asset Management Services                  51                  0                   0         51              0.0%
 Specialty Insurance Operations            632                162                 452        922             49.0%
                                           313                324                  17          6            283.3%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,545               $649                $591     $1,487             39.7%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------

YEAR ENDED DECEMBER 31, 1994

LIFE INSURANCE IN FORCE               $136,929            $87,553             $35,016    $84,392             41.5%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $448                $71                $106       $483             21.9%
 Asset Management Services                  39                  0                   0         39              0.0%
 Specialty Insurance Operations            521                140                 188        569             33.0%
 Accident and Health                       308                304                   5          9             55.6%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,316               $515                $299     $1,100             27.2%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------

YEAR ENDED DECEMBER 31, 1993

LIFE INSURANCE IN FORCE                $93,099            $71,415             $27,067    $48,751             55.5%

PREMIUMS AND OTHER CONSIDERATIONS
 Individual Life and Annuity              $417                $85                 $91       $423             21.5%
 Asset Management Services                  25                  0                   0         25              0.0%
 Specialty Insurance Operations            386                 97                   0        289              0.0%
 Accident and Health                       307                299                   2         10             20.0%
                                      --------  -----------------   -----------------   --------
                               TOTAL    $1,135               $481                 $93       $747             12.4%
                                      --------  -----------------   -----------------   --------
                                      --------  -----------------   -----------------   --------



PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT VARIABLE LIFE ONE

Hartford Life Insurance Company
Statement of Assets & Liabilities
June 30, 1996


                                                                            U.S.
                                                                            Government                     Utilities
                                             Growth    Global               and High    New                Growth
                                  Global     and       Asset       High     Quality     Opportu-  Money    and          Diversified
                      Voyager     Growth     Income    Allocation  Yield    Bond        nities    Market   Income       Income
                      Fund        Fund       Fund      Fund        Fund     Fund        Fund      Fund     Fund         Fund
                      Sub-        Sub-       Sub-      Sub-        Sub-     Sub-        Sub-      Sub-     Sub-         Sub-
                      Account     Account    Account   Account     Account  Account     Account   Account  Account      Account
                      ----------- ---------- --------- ----------- -------- ----------  --------  -------- -----------  ----------
Assets
Investments:
PCM Voyager Fund
 Shares    556,539
 Cost  $14,760,000
Market Value:         $17,942,819 $        0  $         0 $        0 $        0 $        0  $        0 $        0 $        0  $    0
PCM Global Growth
Fund
 Shares   462,673
 Cost  $6,594,305
Market Value:                   0 $7,310,231            0          0          0          0           0          0          0       0
PCM Growth and
Income Fund
 Shares   483,664
 Cost  $9,312,928
Market Value:                   0          0  $10,635,775          0          0          0           0          0          0       0
PCM Global Asset
Allocation
Fund
 Shares   291,446
 Cost  $4,170,392
Market Value:                   0          0            0 $4,622,342          0          0           0          0          0       0
 Shares   119,254
 Cost  $1,426,199
Market Value:                   0          0            0          0 $1,440,587          0           0          0          0       0
PCM U.S. Government
and High Quality Fund
Bond Fund
 Shares   179,084
 Cost  $2,346,823
Market Value:                   0          0            0          0          0 $2,240,338           0          0          0       0
PCM New
Opportunities Fund
 Shares   222,501
 Cost  $3,774,198
Market Value:                   0          0            0          0          0          0  $4,033,937          0          0       0
PCM Money Market Fund
 Shares 1,506,895
 Cost  $1,506,895
Market Value:                   0          0            0          0          0          0           0 $1,506,894          0       0
PCM Utilities
Growth & Income
Fund
 Shares   110,357
 Cost  $1,305,072
Market Value:                   0          0            0          0          0          0           0          0 $1,489,815       0
PCM Diversified
Income Fund
 Shares  8,741
 Cost  $93,206
Market Value:                   0          0            0          0          0          0           0          0          0 $91,788
Due From Hartford
Life Insurance Company     40,777     18,595       27,551          0      1,368     11,965      16,629         0         0         0
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------  ---------   ------
Receivable from
fund shares sold                0          0            0      2,759          0           0          0     6,463    11,214       159
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------  ---------   ------
Total Assets          $17,983,596 $7,328,826  $10,663,326 $4,625,101 $1,441,955 $2,252,303  $4,050,566 $1,513,357 $1,501,029 $91,947
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------- ---------- -------
Liabilities
Due to Hartford
Life Insurance
Company               $         0 $        0  $         0 $    2,921 $        0 $        0  $        0 $    6,463 $   11,214 $   159
Payable for fund
shares purchased           41,139     18,585       27,784          0      1,368     11,965      17,181          0          0       0
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------- ---------- -------
Total Liabilities     $    41,139 $   18,585  $    27,784 $    2,921 $    1,368 $   11,965  $   17,181 $    6,463 $   11,214 $   159
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------- ---------- -------
Net Assets (variable
annuity contract
liabilities)          $17,942,457 $7,310,241  $10,635,542 $4,622,180 $1,440,587 $2,240,338  $4,033,385 $1,506,894 $1,489,815 $91,788
                      ----------- ----------  ----------- ---------- ---------- ----------  ---------- ---------- ---------- -------

Variable Life
Policies:
Units Owned by         987,799     491,274     666,870    328,539    106,809    189,185     258,281  1,320,630    110,260   8,166
Participants
Unit Price         $18.1640800  $14.880174  $15.948450 $14.068888 $13.487533 $11.842044  $15.616270  $1.141042 $13.511892 $11.240165




  The accompanying notes are an integral part of these financial statements

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT VARIABLE LIFE ONE

Hartford Life Insurance Company
Statement of Operations
For the Six Months Ended
June 30, 1996
(Unaudited)

                                                                      U.S.
                                                                      Government
                                        Growth   Global               and High                          Utilities
                               Global   and      Asset       High     Quality    New           Money    Growth      Diversified
                      Voyager  Growth   Income   Allocation  Yield    Bond       Opportunities Market   and Income  Income
                      Fund     Fund     Fund     Fund        Fund     Fund       Fund          Fund     Fund        Fund
                      Sub-     Sub-     Sub-     Sub-        Sub-     Sub-       Sub-          Sub-     Sub-        Sub-
                      Account  Account  Account  Account     Account  Account    Account       Account  Account     Account
                      -------- -------- -------- ----------- -------- ---------- ------------- -------- ----------- -----------
Investment Income:

 Dividends            $275,323 $127,576 $373,127   $188,398  $100,269   $118,810  $     0      $23,237  $54,039      $3,462

Capital gains income   535,426  185,843  169,182    123,629         0          0        0            0        0           0

Net Realized and
 unrealized gain(loss)
 on investments:

Net realized
 gain(loss) on
 security transactions (14,530)     344    2,670        (30)      552      1,498  (12,339)           0    5,524         46

Net unrealized
 appreciation
 (depreciation) of
 investments during
 the period            751,296  229,853  178,672    (60,103)  (36,503)  (165,906) 201,571            0   21,749      (2,603)
                      -------- -------- -------- ----------- -------- ---------- ------------- -------- ----------- -----------

Net gain(losses)
 on investments        736,766  230,197  181,342    (60,133) (35,951)  (164,408)  189,232            0   27,273      (2,557)
                      -------- -------- -------- ----------- -------- ---------- ------------- -------- ----------- -----------

Net increase
 (decrease) in net
 assets resulting
 from operations:   $1,547,515 $543,616 $723,651    $251,894 $64,318   ($45,598) $189,232      $23,237  $81,312     $   905
                      -------- -------- -------- ----------- -------- ---------- ------------- -------- ----------- -----------

The accompanying notes are an integral part of these financial statements

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT VARIABLE LIFE ONE

Hartford Life Insurance Company
Statement of Changes in Net Assets
June 30, 1996

                                                                           U.S.
                                                                           Government
                                        Growth      Global                 and High                           Utilities
                              Global    and         Asset       High       Quality    New           Money     Growth     Diversified
                    Voyager   Growth    Income      Allocation  Yield      Bond       Opportunities Market    and Income Income
                    Fund      Fund      Fund        Fund        Fund       Fund       Fund          Fund      Fund       Fund
                    Sub-      Sub-      Sub-        Sub-        Sub-       Sub-       Sub-          Sub-      Sub-       Sub-
                    Account   Account   Account     Account     Account    Account    Account       Account   Account    Account
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------- --------- ---------- --------
Operations:
Net investment
income (loss)       $275,323   $127,576    $373,127    $188,398   $100,269   $118,810    $     0      $23,237    $54,039     $3,462
Capital gains
income               535,426    185,843     169,182     123,629          0          0          0            0          0          0
Net realized
gain(loss) on
security
transactions         (14,530)       344       2,670        (30)        552      1,498    (12,339)           0      5,524         46
Net unrealized
appreciation
(depreciation) of
investments during
the period           751,296    229,853     178,672    (60,103)    (36,503)  (165,906)   201,571            0     21,749     (2,603)
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------- --------- ------------ --------
Net increase
(decrease) in
net assets
resulting from
operations         1,547,515    543,616     723,651    251,894      64,318    (45,598)   189,232       23,237     81,312        905
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------- --------- ------------ --------
Unit transactions:
Purchases          1,795,145    726,321     866,909    201,171     196,814    268,044    418,255      114,607     83,921      5,863
Net transfers      3,870,250  1,664,533   2,512,900    527,827     133,103    710,049  2,646,225    1,040,567    144,294     72,745
Surrenders          (306,420)  (138,147)    (79,653)   (24,202)    (19,009)    (7,594)   (49,751)      (6,763)   (10,912)      (586)
Loan withdrawals    (122,556)   (26,644)    (26,769)   (11,112)     (8,139)   (62,863)    (5,740)     (31,570)    (3,861)         0
Cost of Insurance   (334,880)  (135,221)   (148,176)   (56,497)    (49,854)   (42,575)   (49,680)     (31,798)   (20,183)    (1,347)
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------- --------- ------------ --------
Total increase
(decrease) in net
assets resulting
from unit          4,901,539  2,090,842   3,125,211    637,187     252,915    865,061  2,959,309    1,085,043    193,259     76,675
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------ ---------- ------------ --------
Total increase
(decrease) in
net assets         6,449,054  2,634,458   3,848,862    889,081     317,233    819,463  3,148,541    1,108,280    274,571     77,580

Net Assets:
Beginning of
period            11,493,403  4,675,783   6,786,680  3,733,099   1,123,354  1,420,875    884,844      398,614  1,215,244     14,208
                 ----------- ---------- ----------- ---------- ----------- ---------- ------------ ---------- ------------ --------
End of Period    $17,942,457 $7,310,241 $10,635,542 $4,622,180  $1,440,587 $2,240,338 $4,033,385   $1,506,894 $1,489,815    $91,788
                 ----------- ---------- ----------- ---------- ----------- ---------- ------------ ---------- ------------ --------

The accompanying notes are an integral part of these financial statements

PUTNAM CAPITAL MANAGER TRUST SEPARATE ACCOUNT VARIABLE LIFE ONE

Hartford Life Insurance Company
Statement of Changes in Net Assets
December 31, 1996

                                                                           U.S.
                                                                           Government
                                        Growth      Global                 and High                           Utilities
                              Global    and         Asset       High       Quality    New           Money     Growth     Diversified
                    Voyager   Growth    Income      Allocation  Yield      Bond       Opportunities Market    and Income Income
                    Fund      Fund      Fund        Fund        Fund       Fund       Fund          Fund      Fund       Fund
                    Sub-      Sub-      Sub-        Sub-        Sub-       Sub-       Sub-          Sub-      Sub-       Sub-
                    Account   Account   Account     Account     Account    Account    Account       Account   Account    Account
                 ----------- ---------- ----------- ----------- ---------- ---------- ------------- --------- ---------- --------
Operations:
Net investment
income (loss)        $14,475    $24,814    $121,893    $39,388     $45,484    $22,761    $     0    $14,226    $47,950          0
Capital gains
income               106,726     46,171      31,376          0           0          0          0          0          0          0
Net realized
gain(loss) on
security transactions  1,707        932       1,768     14,435          35      2,030         56          0      3,151         10
Net unrealized
appreciation
(depreciation) of
investments during
the period         2,361,906    471,341   1,198,951    535,036      64,042     74,145     58,166          0    229,924      1,182
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------
Net increase
(decrease) in net
assets resulting
from operations    2,484,814    543,258   1,353,988    588,859     109,561     98,936     58,222     14,226    281,025      1,192
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------
Unit transactions:
Purchases          2,208,784  1,154,464     899,746    339,758     232,533    165,903    140,605     77,580    168,645        765
Net transfers      4,010,510  1,287,158   2,362,146  2,127,164     488,483    964,335    712,707    106,176     71,815     12,424
Surrenders          (313,366)  (133,739)   (160,057)   (72,050)    (36,113)   (33,996)   (14,763)    (5,881)   (74,646)       (57)
Loan withdrawals     (64,074)   (58,904)    (75,016)   (55,002)     (3,445)   (11,534)    (5,438)   (31,209)    (2,201)         0
Cost of Insurance   (368,558)  (172,021)   (152,234)   (78,172)    (47,259)   (27,019)    (6,489)   (14,549)   (26,397)      (116)
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------
Total increase
(decrease) in net
assets resulting
from unit          5,473,296  2,076,958   2,874,585  2,261,698     634,199  1,057,689    826,622    132,117    137,216     13,016
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------

Total increase
(decrease) in
net assets         7,958,110  2,620,216   4,228,573  2,850,557     743,760  1,156,625    884,844    146,343    418,241     14,208

Net Assets:
Beginning of
period             3,535,293  2,055,567   2,558,107    882,542     379,594    264,250          0    252,271    797,003          0
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------
End of Period    $11,493,403 $4,675,783  $6,786,680 $3,733,099  $1,123,354 $1,420,875   $884,844   $398,614 $1,215,244    $14,208
                 ----------- ---------- ----------- ----------- ---------- ---------- ----------- --------- ------------ ----------

The accompanying notes are an integral part of these financial statements

HARTFORD LIFE INSURANCE COMPANY
PUTNAM CAPITAL MANAGER TRUST
SEPARATE ACCOUNT VARIABLE LIFE ONE
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 1996 (UNAUDITED)


1.  ORGANIZATION:

    Separate Account Variable Life One (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. The Account consists of twenty two subaccounts which invest solely in the Putnam Capital Manager Trust funds (the Funds). The other twelve subaccounts, which invest in the Hartford and Fidelity Mutual Funds, are presented in separate financial statements. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in various mutual funds (the Funds) as directed by the contractholders.


2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with generally accepted accounting principles in the investment company industry:


    a) SECURITY TRANSACTIONS - Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost.
       Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.



    b) SECURITY VALUATION - The investment in shares of the Funds are valued at the closing net asset value per share as determined by the appropriate Fund as of June 30, 1996.


    c) FEDERAL INCOME TAXES - The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.


3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    In accordance with the terms of the contracts, the Company makes deductions from mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
TO HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VARIABLE LIFE ONE AND TO THE
 OWNERS OF UNITS OF INTEREST THEREIN:

 We have audited the accompanying statement of assets & liabilities of the Bond Fund Sub-Account, Stock Fund Sub-Account, Money Market Fund Sub-Account, Advisers Fund Sub-Account, Capital Appreciation Fund Sub-Account, Mortgage Securities Fund Sub-Account, Index Fund Sub-Account, International Opportunities Fund Sub-Account, Dividend and Growth Fund Sub-Account, Fidelity VIP Equity Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account (the Account) (constituting Hartford Life Insurance Company Separate Account Variable Life One) as of December 31, 1995, and the related statement of operations for the year then ended (except for Fidelity VIP Equity Income Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account which reflect the period from inception, May 1, 1995, to December 31, 1995), and statements of changes in net assets for each of the two years in the period then ended (except for Fidelity VIP Equity Income Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account which reflect the period from inception, May 1, 1995, to December 31, 1995 and Dividend and Growth Fund Sub-Account which reflects the year ended December 31, 1995). These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bond Fund Sub-Account, Stock Fund Sub-Account, Money Market Fund Sub-Account, Advisers Fund Sub-Account, Capital Appreciation Fund Sub-Account, Mortgage Securities Fund Sub-Account, Index Fund Sub-Account, International Opportunities Fund Sub-Account, Dividend and Growth Fund Sub-Account, Fidelity VIP Equity Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account (the Account) (constituting Hartford Life Insurance Company Separate Account Variable Life One) as of December 31, 1995, the results of their operations for the year then ended (except for Fidelity VIP Equity Income Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account which reflect the period from inception, May 1, 1995, to December 31, 1995) and the changes in their net assets for each of the two years in the period then ended (except for Fidelity VIP Equity Income Fund Sub-Account, Fidelity VIP Overseas Fund Sub-Account and Fidelity VIP II Asset Manager Fund Sub-Account which reflect the period from inception, May 1, 1995, to December 31, 1995 and Dividend and Growth Fund Sub-Account which reflects the year ended December 31, 1995) in conformity with generally accepted accounting principles.

 Hartford, Connecticut
 February 19, 1996                                           Arthur Andersen LLP

 Separate Account Variable Life One
HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF ASSETS & LIABILITIES
 DECEMBER 31, 1995

                                                            MONEY
                             BOND FUND     STOCK FUND    MARKET FUND   ADVISERS FUND
                            SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                           -------------   -----------   -----------   -------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                                                         1,606,221
    Cost                                                          $1,561,680
    Market Value.........    $1,651,616        --            --            --
  Hartford Stock Fund,
   Inc.
    Shares                                                         1,967,237
    Cost                                                          $5,980,432
    Market Value.........       --         $6,938,484        --            --
  HVA Money Market Fund,
   Inc.
    Shares                                                         9,602,997
    Cost                                                          $9,602,997
    Market Value.........       --             --        $9,602,997        --
  Hartford Advisers Fund,
   Inc.
    Shares                                                         2,369,257
    Cost                                                          $4,065,702
    Market Value.........       --             --            --         $4,640,048
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                                                         2,302,713
    Cost                                                          $7,054,945
    Market Value.........       --             --            --            --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                                                          641,321
    Cost                                                       $    656,691
    Market Value.........       --             --            --            --
  Hartford Index Fund,
   Inc.
    Shares                                                          738,584
    Cost                                                          $1,326,863
    Market Value.........       --             --            --            --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                                                         3,016,436
    Cost                                                          $3,619,160
    Market Value.........       --             --            --            --
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                                                           46,225
    Cost                                                     $       55,570
    Market Value.........       --             --            --            --
  Fidelity VIP Equity
   Income Fund
    Shares                                                           37,136
    Cost                                                       $    877,721
    Market Value.........       --             --            --            --
  Fidelity VIP Overseas
   Fund
    Shares                                                            4,484
    Cost                                                     $       74,109
    Market Value.........       --             --            --            --
  Fidelity Asset Manager
   Fund
    Shares                                                            2,344
    Cost                                                     $       34,516
    Market Value.........       --             --            --            --
  Due from Hartford Life
   Insurance Company.....           584        46,514     1,235,574         25,477
  Receivable from fund
   shares sold...........       --             --            --            --
                           -------------   -----------   -----------   -------------
  Total Assets...........     1,652,200     6,984,998    10,838,571      4,665,525
                           -------------   -----------   -----------   -------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....       --             --            --            --
  Payable for fund shares
   purchased.............           584        46,515     1,229,222         25,478
                           -------------   -----------   -----------   -------------
  Total Liabilities......           584        46,515     1,229,222         25,478
                           -------------   -----------   -----------   -------------
  Net Assets (variable
   life contract
   liabilities)..........    $1,651,616    $6,938,483    $9,609,349     $4,640,047
                           -------------   -----------   -----------   -------------
                           -------------   -----------   -----------   -------------
Units Outstanding........     1,386,137     4,822,055     8,593,579      3,459,254
Accumulation Unit Value
  at end of period.......    $ 1.191524    $ 1.438906    $ 1.118201     $ 1.341343

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                                                   FIDELITY VIP
                                CAPITAL           MORTGAGE                       INTERNATIONAL      DIVIDEND AND      EQUITY
                           APPRECIATION FUND   SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND    INCOME FUND
                              SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.
    Shares                                                         1,606,221
    Cost                                                          $1,561,680
    Market Value.........       --                  --               --              --                 --             --
  Hartford Stock Fund,
   Inc.
    Shares                                                         1,967,237
    Cost                                                          $5,980,432
    Market Value.........       --                  --               --              --                 --             --
  HVA Money Market Fund,
   Inc.
    Shares                                                         9,602,997
    Cost                                                          $9,602,997
    Market Value.........       --                  --               --              --                 --             --
  Hartford Advisers Fund,
   Inc.
    Shares                                                         2,369,257
    Cost                                                          $4,065,702
    Market Value.........       --                  --               --              --                 --             --
  Hartford Capital
   Appreciation Fund,
   Inc.
    Shares                                                         2,302,713
    Cost                                                          $7,054,945
    Market Value.........     $8,035,685            --               --              --                 --             --
  Hartford Mortgage
   Securities Fund, Inc.
    Shares                                                          641,321
    Cost                                                       $    656,691
    Market Value.........       --               $  687,022          --              --                 --             --
  Hartford Index Fund,
   Inc.
    Shares                                                          738,584
    Cost                                                          $1,326,863
    Market Value.........       --                  --           $1,497,790          --                 --             --
  Hartford International
   Opportunities Fund,
   Inc.
    Shares                                                         3,016,436
    Cost                                                          $3,619,160
    Market Value.........       --                  --               --            $3,938,532           --             --
  Hartford Dividend and
   Growth Fund, Inc.
    Shares                                                           46,225
    Cost                                                     $       55,570
    Market Value.........       --                  --               --              --              $   60,878        --
  Fidelity VIP Equity
   Income Fund
    Shares                                                           37,136
    Cost                                                       $    877,721
    Market Value.........       --                  --               --              --                 --          $  715,612
  Fidelity VIP Overseas
   Fund
    Shares                                                            4,484
    Cost                                                     $       74,109
    Market Value.........       --                  --               --              --                 --             --
  Fidelity Asset Manager
   Fund
    Shares                                                            2,344
    Cost                                                     $       34,516
    Market Value.........       --                  --               --              --                 --             --
  Due from Hartford Life
   Insurance Company.....        152,277              1,239          45,827           151,542           --                  10
  Receivable from fund
   shares sold...........       --                  --               --              --                   7,874        --
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
  Total Assets...........      8,187,962            688,261       1,543,617         4,090,074            68,752        715,622
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....       --                  --               --              --                   7,874        --
  Payable for fund shares
   purchased.............        152,276              1,239          45,827           151,543           --             --
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
  Total Liabilities......        152,276              1,239          45,827           151,543             7,874        --
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
  Net Assets (variable
   life contract
   liabilities)..........     $8,035,686         $  687,022      $1,497,790        $3,938,531        $   60,878     $  715,622
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
Units Outstanding........      5,555,220            583,159       1,043,582         2,972,166            49,377        595,397
Accumulation Unit Value
  at end of period.......     $ 1.446511         $ 1.178104      $ 1.435240        $ 1.325138        $ 1.232922     $ 1.201923

                                          FIDELITY VIP
                           FIDELITY VIP        II
                             OVERSEAS        ASSET
                               FUND       MANAGER FUND
                           SUB-ACCOUNT    SUB-ACCOUNT
                           ------------   ------------
ASSETS:
Investments:
  Hartford Bond Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Stock Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  HVA Money Market Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Advisers Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Capital
   Appreciation Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Mortgage
   Securities Fund, Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Index Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford International
   Opportunities Fund,
   Inc.

    Shares

    Cost
    Market Value.........      --             --
  Hartford Dividend and
   Growth Fund, Inc.

    Shares

    Cost
    Market Value.........      --             --
  Fidelity VIP Equity
   Income Fund

    Shares

    Cost
    Market Value.........      --             --
  Fidelity VIP Overseas
   Fund

    Shares

    Cost
    Market Value.........   $   76,459        --
  Fidelity Asset Manager
   Fund

    Shares

    Cost
    Market Value.........      --          $   37,015
  Due from Hartford Life
   Insurance Company.....      --             --
  Receivable from fund
   shares sold...........       10,528         11,491
                           ------------   ------------
  Total Assets...........       86,987         48,506
                           ------------   ------------
LIABILITIES:
  Due to Hartford Life
   Insurance Company.....       10,630         11,536
  Payable for fund shares
   purchased.............      --             --
                           ------------   ------------
  Total Liabilities......       10,630         11,536
                           ------------   ------------
  Net Assets (variable
   life contract
   liabilities)..........   $   76,357     $   36,970
                           ------------   ------------
                           ------------   ------------
Units Outstanding........       71,025         32,873
Accumulation Unit Value
  at end of period.......   $ 1.075072     $ 1.124638

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT VARIABLE LIFE ONE
HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF OPERATIONS
 FOR THE YEAR ENDED DECEMBER 31, 1995

                                                            MONEY
                             BOND FUND     STOCK FUND    MARKET FUND   ADVISERS FUND
                            SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT
                           -------------   -----------   -----------   -------------
INVESTMENT INCOME:
  Dividends..............     $72,383        $  97,045     $305,022      $121,941
                           -------------   -----------   -----------   -------------
    Net investment income
     (loss)..............      72,383           97,045      305,022       121,941
                           -------------   -----------   -----------   -------------
  Capital gains income...      --               85,946       --            30,081
                           -------------   -----------   -----------   -------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........       7,394            5,809       --             2,907
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      97,007        1,009,567       --           667,925
                           -------------   -----------   -----------   -------------
    Net gains (losses) on
     investments.........     104,401        1,015,376       --           670,832
                           -------------   -----------   -----------   -------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $176,784       $1,198,367    $305,022      $822,854
                           -------------   -----------   -----------   -------------
                           -------------   -----------   -----------   -------------

* From inception, May 1, 1995, to December 31, 1995.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                                                                   FIDELITY VIP
                                CAPITAL           MORTGAGE                       INTERNATIONAL      DIVIDEND AND      EQUITY
                           APPRECIATION FUND   SECURITIES FUND   INDEX FUND    OPPORTUNITIES FUND   GROWTH FUND    INCOME FUND
                              SUB-ACCOUNT        SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT*
                           -----------------   ---------------   -----------   ------------------   ------------   ------------
INVESTMENT INCOME:
  Dividends..............     $   48,724           $39,041         $16,866          $ 46,972           $  536       $    5,067
                           -----------------       -------       -----------        --------           ------      ------------
    Net investment income
     (loss)..............         48,724            39,041          16,866            46,972              536            5,067
                           -----------------       -------       -----------        --------           ------      ------------
  Capital gains income...        159,934           --                  117            19,345           --              --
                           -----------------       -------       -----------        --------           ------      ------------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........            (91)               66             232             1,947               67               (7)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        998,680            47,911         170,588           351,104            5,309           37,890
                           -----------------       -------       -----------        --------           ------      ------------
    Net gains (losses) on
     investments.........        998,589            47,977         170,820           353,051            5,376           37,883
                           -----------------       -------       -----------        --------           ------      ------------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....     $1,207,247           $87,018         $187,803         $419,368           $5,912       $   42,950
                           -----------------       -------       -----------        --------           ------      ------------
                           -----------------       -------       -----------        --------           ------      ------------

                                          FIDELITY VIP
                           FIDELITY VIP        II
                             OVERSEAS        ASSET
                               FUND       MANAGER FUND
                           SUB-ACCOUNT*   SUB-ACCOUNT*
                           ------------   ------------
INVESTMENT INCOME:
  Dividends..............   $  --          $  --
                                ------         ------
    Net investment income
     (loss)..............      --             --
                                ------         ------
  Capital gains income...      --             --
                                ------         ------
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  Net realized gain
   (loss) on security
   transactions..........          140            229
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................        2,351          2,499
                                ------         ------
    Net gains (losses) on
     investments.........        2,491          2,728
                                ------         ------
    Net increase
     (decrease) in net
     assets resulting
     from operations.....   $    2,491     $    2,728
                                ------         ------
                                ------         ------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 Separate Account Variable Life One
HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
 FOR THE YEAR ENDED DECEMBER 31, 1995

                                                           MONEY
                            BOND FUND    STOCK FUND     MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           -----------   -----------   --------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $   72,383    $   97,045     $     305,022   $  121,941
  Capital gains income...      --            85,946          --             30,081
  Net realized gain
   (loss) on security
   transactions..........       7,394         5,809          --              2,907
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      97,007     1,009,567          --            667,925
                           -----------   -----------   --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     176,784     1,198,367           305,022      822,854
                           -----------   -----------   --------------  -------------
UNIT TRANSACTIONS:
  Purchases..............      80,111       891,394        30,911,497      599,791
  Net transfers..........   1,202,083     3,494,521       (22,537,618)   1,102,448
  Surrenders.............     (16,941)     (130,094)         (212,380)    (101,194)
  Net loan withdrawals...     (73,159)      (82,429)       (5,589,429)     (26,807)
  Cost of insurance and
   other fees............     (33,808)     (192,045)         (484,560)    (126,639)
                           -----------   -----------   --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........   1,158,286     3,981,347         2,087,510    1,447,599
                           -----------   -----------   --------------  -------------
  Total increase
   (decrease) in net
   assets................   1,335,070     5,179,714         2,392,532    2,270,453
NET ASSETS:
  Beginning of period....     316,546     1,758,769         7,216,817    2,369,594
                           -----------   -----------   --------------  -------------
  End of period..........  $1,651,616    $6,938,483     $   9,609,349   $4,640,047
                           -----------   -----------   --------------  -------------
                           -----------   -----------   --------------  -------------

HARTFORD LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1994

                                                           MONEY
                           BOND FUND     STOCK FUND     MARKET FUND    ADVISERS FUND
                           SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                           -----------   -----------   --------------  -------------
OPERATIONS:
  Net investment income
   (loss)................  $    6,922    $   20,615     $      99,860   $   51,536
  Capital gains income...         311        27,224          --             17,202
  Net realized gain
   (loss) on security
   transactions..........        (195)         (175)         --              1,897
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................      (7,019)      (60,514)         --            (96,460)
                           -----------   -----------   --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............          19       (12,850)           99,860      (25,825)
                           -----------   -----------   --------------  -------------
UNIT TRANSACTIONS:
  Purchases..............      37,028       290,304        20,258,603      434,023
  Net transfers..........     272,187     1,294,999       (13,565,371)   1,557,649
  Surrenders.............      (4,429)      (35,895)         (142,419)     (40,579)
  Loan withdrawals.......         (14)       (4,367)         (435,997)     (26,091)
  Cost of insurance......      (5,283)      (61,111)         (265,027)     (51,186)
                           -----------   -----------   --------------  -------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     299,489     1,483,930         5,849,789    1,873,816
                           -----------   -----------   --------------  -------------
  Total increase
   (decrease) in net
   assets................     299,508     1,471,080         5,949,649    1,847,991
NET ASSETS:
  Beginning of period....      17,038       287,689         1,267,168      521,603
                           -----------   -----------   --------------  -------------
  End of period..........  $  316,546    $1,758,769     $   7,216,817   $2,369,594
                           -----------   -----------   --------------  -------------
                           -----------   -----------   --------------  -------------

* From inception, May 1, 1995, to December 31, 1995.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               CAPTIAL          MORTGAGE                     INTERNATIONAL     DIVIDEND AND
                          APPRECIATION FUND  SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND  GROWTH FUND
                             SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                          -----------------  ---------------  -----------  ------------------  ------------
OPERATIONS:
  Net investment income
   (loss)................    $   48,724        $    39,041    $   16,866       $   46,972       $     536
  Capital gains income...       159,934           --                 117           19,345          --
  Net realized gain
   (loss) on security
   transactions..........           (91)                66           232            1,947              67
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       998,680             47,911       170,588          351,014           5,309
                          -----------------  ---------------  -----------  ------------------  ------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............     1,207,247             87,018       187,803          419,278           5,912
                          -----------------  ---------------  -----------  ------------------  ------------
UNIT TRANSACTIONS:
  Purchases..............     1,865,000              9,664       258,782          968,432          30,236
  Net transfers..........     2,860,807            112,099       942,414          909,391          37,813
  Surrenders.............      (209,729)            (6,610)      (20,596)        (161,497)        (12,610)
  Net loan withdrawals...       (53,870)          --             (30,128)         (39,629)         --
  Cost of insurance and
   other fees............      (276,771)            (9,804)      (42,284)        (150,874)           (473)
                          -----------------  ---------------  -----------  ------------------  ------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     4,185,437            105,349     1,108,188        1,525,823          54,966
                          -----------------  ---------------  -----------  ------------------  ------------
  Total increase
   (decrease) in net
   assets................     5,392,684            192,367     1,295,991        1,945,101          60,878
NET ASSETS:
  Beginning of period....     2,643,002            494,655       201,799        1,993,340          --
                          -----------------  ---------------  -----------  ------------------  ------------
  End of period..........    $8,035,686        $   687,022    $1,497,790       $3,938,441       $  60,878
                          -----------------  ---------------  -----------  ------------------  ------------
                          -----------------  ---------------  -----------  ------------------  ------------

                               CAPITAL          MORTGAGE                     INTERNATIONAL
                          APPRECIATION FUND  SECURITIES FUND  INDEX FUND   OPPORTUNITIES FUND
                             SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                          -----------------  ---------------  -----------  ------------------
OPERATIONS:
  Net investment income
   (loss)................    $    6,904        $    20,821    $    2,556       $   17,054
  Capital gains income...        73,831                 23        --             --
  Net realized gain
   (loss) on security
   transactions..........           240               (255)            2             (309)
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       (37,253)           (17,533)         (324)         (49,550)
                          -----------------  ---------------  -----------  ------------------
  Net increase (decrease)
   in net assets
   resulting from
   operations............        43,722              3,056         2,234          (32,805)
                          -----------------  ---------------  -----------  ------------------
UNIT TRANSACTIONS:
  Purchases..............       701,847              6,854        68,645          487,568
  Net transfers..........     1,548,441            487,586       116,406        1,394,539
  Surrenders.............       (85,763)            (3,931)       (6,167)         (56,052)
  Loan withdrawals.......        (2,817)          --              --               (5,771)
  Cost of insurance......      (109,663)            (3,376)       (8,623)         (65,611)
                          -----------------  ---------------  -----------  ------------------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........     2,052,045            487,133       170,261        1,754,673
                          -----------------  ---------------  -----------  ------------------
  Total increase
   (decrease) in net
   assets................     2,095,767            490,189       172,495        1,721,868
NET ASSETS:
  Beginning of period....       547,235              4,466        29,304          271,472
                          -----------------  ---------------  -----------  ------------------
  End of period..........    $2,643,002        $   494,655    $  201,799       $1,993,340
                          -----------------  ---------------  -----------  ------------------
                          -----------------  ---------------  -----------  ------------------

                           FIDELITY VIP                    FIDELITY VIP II
                              EQUITY      FIDELITY VIP      ASSET MANAGER
                           INCOME FUND    OVERSEAS FUND         FUND
                           SUB-ACCOUNT*    SUB-ACCOUNT*      SUB-ACCOUNT*
                           ------------   -------------   -----------------
OPERATIONS:
  Net investment income
   (loss)................   $    5,067       $18,683         $ --
  Capital gains income...      --             --               --
  Net realized gain
   (loss) on security
   transactions..........           (7)          140                229
  Net unrealized
   appreciation
   (depreciation) of
   investments during the
   period................       37,890         2,351              2,499
                           ------------   -------------        --------
  Net increase (decrease)
   in net assets
   resulting from
   operations............       42,950         2,491              2,728
                           ------------   -------------        --------
UNIT TRANSACTIONS:
  Purchases..............      206,082        18,683             12,310
  Net transfers..........      474,024        67,416             34,943
  Surrenders.............       (7,434)      (12,233)           (13,011)
  Net loan withdrawals...      --             --               --
  Cost of insurance and
   other fees............      --             --               --
                           ------------   -------------        --------
  Net increase (decrease)
   in net assets
   resulting from unit
   transactions..........      672,672        73,866             34,242
                           ------------   -------------        --------
  Total increase
   (decrease) in net
   assets................      715,622        76,357             36,970
NET ASSETS:
  Beginning of period....      --             --               --
                           ------------   -------------        --------
  End of period..........   $  715,622       $76,357         $   36,970
                           ------------   -------------        --------
                           ------------   -------------        --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

 SEPARATE ACCOUNT VARIABLE LIFE ONE
HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
 DECEMBER 31, 1995

 1.  ORGANIZATION:

    Separate Account Variable Life One (the Account) is a separate investment account within Hartford Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. The Account consists of twenty two sub-accounts. These financial statements include twelve sub-accounts which invest solely in Hartford and Fidelity Mutual Funds (the Funds). The other ten sub-accounts, which invest in Putnam Capital Manager Trust Funds, are presented in separate financial statements. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable life contractholders of the Company in various mutual funds (the Funds) as directed by the contractholders.

 2.  SIGNIFICANT ACCOUNTING POLICIES:

    The following  is  a  summary  of significant  accounting  policies  of  the
    Account,   which  are  in  accordance  with  generally  accepted  accounting principles in the investment company industry:

    a) SECURITY TRANSACTIONS--Security transactions are recorded on the trade date (date the order to buy or sell is executed). Cost of investments sold is determined on the basis of identified cost. Dividend and capital gains income are accrued as of the ex-dividend date. Capital gains income represents dividends from the Funds which are characterized as capital gains under tax regulations.

    b) SECURITY VALUATION--The investment in shares of the Hartford and Fidelity mutual funds are valued at the closing net asset value per share as determined by the appropriate Fund as of December 31, 1995.

    c) FEDERAL INCOME TAXES--The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

    d) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. Operating results in the future could vary from the amounts derived from management's estimates.

 3.  ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    In accordance with the terms of the contracts, the Company makes deductions for mortality and expense undertakings, cost of insurance, administrative fees, and state premium taxes. These charges are deducted through termination of units of interest from applicable contract owners' accounts.

                     CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectus consisting of ___ pages.

     The undertaking to file reports.

     The Rule 484 undertaking.

     The signature page.

(1) The following exhibits included herewith correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2.

     (A1) Resolution of Board of Directors of the Company authorizing the Separate Account is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 33-53692, filed on April 20, 1995.

     (A2)    Not applicable.

     (A3a) Principal Underwriting Agreement is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.


     (A3b) Form of Selling Agreements is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.

     (A3c)  Not applicable.

     (A4)    Not applicable.

     (A5) Form of Flexible Premium Variable Life Insurance Policy is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.


     (A6a) Charter of Hartford Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 33-53692, filed on April 20, 1995.


     (A6b) Bylaws of Hartford Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 33-53692, filed on April 20, 1995.


     (A7)  Not applicable.

     (A8)  Not applicable.

     (A9)  Not applicable.

     (A10) Form of Application for Flexible Premium Variable Life Insurance Policies is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 33-53692, filed on April 20, 1995.


     (A11) Memorandum describing transfer and redemption procedures - is incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-07465 filed on November 4, 1996.

(2) Opinion and consent of Lynda Godkin, General Counsel is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.

(3) No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

(4)  Not applicable.


(5) Opinion and consent of Ken A. McCullum, FSA, MAAA is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.


(6) Consent of Arthur Andersen LLP Independent Public Accountants - filed herewith.


(7) Power of Attorney is incorporated by reference to the Registration Statement File No. 333-07465, filed on July 2, 1996.

                   REPRESENTATION OF REASONABLENESS OF FEES

Hartford Life Insurance Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford Life.



                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

           UNDERTAKINGS AND REPRESENTATIONS AS REQUIRED BY RULE 6E-3(T)

1. Separate Account VL I meets the definition of "Separate Account" under Rule 6e-3(T).

2.   The Registrant represents that:
     (a)  it relies on Rule 6e-3(T)(b)(13)(ii)(F) to offer the Policies;
     (b) the level of mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.
     (c) the Company has conducted a survey of similar policies and insurers and determined that the charge is within the range of industry practice;
     (d) the Company undertakes to keep and make available to the Commission upon request the documents we used to support the representation in
          (b); and
     (e) the Company further represents that the account will invest only in management investment companies which have undertaken to have a Board of Directors, a majority of whom are not interested persons of the Company, formulate and approve a plan under Rule 12b-1 to finance distribution expenses.
     (f) The life insurer has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account benefits the separate account and contractholders and will keep and make available to the Commission on request a memorandum setting for the basis for this representation.



                        UNDERTAKING ON INDEMNIFICATION

Article VIII of the Bylaws of Hartford Life Insurance Company, a Connecticut corporation, provides for indemnification of its officers, directors and employees to the extent consistent with statutory requirements.

Connecticut General Laws Section 33-320a provides for indemnification of officers, directors and employees of a corporation as follows:

(b) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, other than an action by or in the right of the corporation, by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred by him, and the person whose legal representative he is, in connection with such proceeding. The corporation shall not so indemnify any such person unless (1) such person, and the person whose legal representative he is, was successful on the merits in the defense of any proceeding referred to in this subsection, or (2) it shall be concluded as provided in subsection (d) of this section that such person, and the person whose legal representative he is, acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation or, in the case of a person serving as a fiduciary of an employee benefit plan or trust, either in the best interests of the corporation or in the best interests of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust and, with respect to any criminal action or proceeding, that he had no reasonable cause to believe his conduct was unlawful, or (3) the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the corporation or of another enterprise, which he serves or served at the request of the corporation, the corporation shall only indemnify such person after the court shall have determined, on application as provided in subsection (e) of this section, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he did not reasonably believe to be in the best interests of the corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

(c) Except as otherwise provided in this section, a corporation shall indemnify any person made a party to any proceeding, by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the corporation, or an eligible outside party, against reasonable expenses actually incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative he is, is finally adjudged not to have breached his duty to the corporation, or where the court, on application as provided in subsection (e) of this section, shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The corporation shall not so indemnify any such person for amounts paid to the corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

(d) The conclusion provided for in subsection (b) of this section may be reached by any one of the following: (1) The Board of Directors of the corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the corporation, the corporation's general counsel; or (4) the shareholders of the corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated.
Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in subsection (e), even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.

(e) Where an application for indemnification or for a conclusion as provided in this section is made to a court, it shall be made to the court in which the proceeding is pending or to the superior court for the judicial district where the principal office of the corporation is located. The application shall be made in such manner and form as may be required by the applicable rules of the court or, in the absence thereof, by direction of the court.
The court may also direct the notice be given in such manner as it may require at the expense of the corporation to the shareholders of the corporation and to such other persons as the court may designate. In the case of an application to a court in which a proceeding is pending in which the person seeking indemnification is a party by reason of the fact that he, or the person whose legal representative he is, is or was serving at the request of the corporation as a director, partner, trustee, officer, employee or agent of another enterprise, or as a fiduciary of an employee benefit plan or trust maintained for the benefit of employees of any other enterprise, timely notice of such application shall be given by such person to the corporation.

(f) Expenses which may be indemnifiable under this section incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the Board of Directors upon agreement by or on behalf of the shareholder, director, officer, employee, agent or eligible outside party, or his legal representative, to repay such amount if he is later found not entitled to be indemnified by the corporation as authorized in this section.

(g) A corporation shall not indemnify any shareholder, director, officer, employee, agent or eligible outside party, other than a shareholder, director, officer, employee, agent or eligible outside party who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against judgments, fines, penalties, amounts paid in settlement and expenses to an extent either greater or less than that authorized in this section. No provision made a part of the incorporation, the bylaws, a resolution or shareholders or directors, an agreement, or otherwise on or after October 1, 1982, shall be valid unless consistent with this section. Notwithstanding the foregoing, the corporation may procure insurance providing greater indemnification and may share the premium cost with any shareholder, director, officer, employee, agent or eligible outside party on such basis as may be agreed upon. The rights and remedies provided in this section shall be exclusive." The registrant hereby undertakes that insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herewith affixed and attested, all in the city of Simsbury, and the State of Connecticut on the 7th day of November, 1996.


                         HARTFORD LIFE INSURANCE COMPANY
                         SEPARATE ACCOUNT VL I
                          (Registrant)

                         By: /s/ Gregory A. Boyko
                             ______________________________________________

                            Gregory A.  Boyko, Vice President & Controller

                         HARTFORD LIFE INSURANCE COMPANY
                          (Depositor)


                         By:  /s/ Gregory A. Boyko
                              ______________________________________________

                            Gregory A.  Boyko, Vice President & Controller


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.


Donald R. Frahm, Chairman and
    Chief Executive Officer, Director *
Bruce D. Gardner, Vice President
    Director *
Joseph H. Gareau, Executive Vice
    President and Chief Investment
    Officer, Director *
John P. Ginnetti, Executive Vice
   President, Director *
Thomas M. Marra, Executive Vice         *By:  /s/ Lynda Godkin
   President, Director *                      --------------------
Leonard E. Odell, Jr., Senior                     Lynda Godkin
   Vice President, Director *                     Attorney-In-Fact
Lowndes A. Smith, President,
   Chief Operating Officer,             Dated:__________________________
   Director *
Raymond P. Welnicki, Senior Vice
   President, Director *
Lizabeth H. Zlatkus, Vice President
   Director *